Exhibit 2.1

AGREEMENT AND PLAN OF MERGER

by and among

US FOODS, INC.,

CNC MERGER SUB, INC.,

SMART STORES HOLDINGS CORP.

and

SMART & FINAL HOLDINGS, INC., AS THE STOCKHOLDERS’ REPRESENTATIVE

Dated as of March 5, 2020

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(continued)

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APPENDIX A	DEFINITIONS

Schedule A	Accounting Principles; Sample Calculation; Closing Statement Format
Schedule B	Financial Model

Exhibit A	Services Agreement
Exhibit B	Written Consent
Exhibit C	Solvency Certificate

This AGREEMENT AND PLAN OF MERGER, dated as of March 5, 2020 (this “Agreement”), is entered into by and among US Foods, Inc., a Delaware Corporation (“Buyer”), CNC Merger Sub, Inc., a Delaware corporation (“Merger Sub”), Smart Stores Holdings Corp., a Delaware corporation (the “Company”), and Smart & Final Holdings, Inc., a Delaware corporation, as the Stockholders’ Representative under this Agreement (in such capacity, the “Stockholders’ Representative”).  Buyer, Merger Sub, the Company and the Stockholders’ Representative are each referred to in this Agreement individually as a “Party” and, collectively, as the “Parties”.

RECITALS

WHEREAS, the respective Boards of Directors of Buyer, Merger Sub and the Company have (a) declared that this Agreement and the Transactions (as defined below), including the Merger (as defined below), are advisable, fair to and in the best interests of their respective stockholders, and (b) approved the execution, delivery and performance of this Agreement and consummation of the Transactions by Buyer, Merger Sub and the Company, as applicable;

WHEREAS, the Board of Directors of the Company has recommended to the stockholders of the Company the approval and adoption of this Agreement;

WHEREAS, following the execution and delivery of this Agreement, the Company will obtain, and deliver to Buyer, the written consent of the Company Stockholders (as defined below) holding at least 98% of the outstanding Company Common Shares (as defined below) and the Company Preferred Shares (as defined below), voting together as a single class on an as ‑converted basis (the “Consenting Stockholder”), irrevocably approving and adopting this Agreement and the consummation of the Transactions (the “Stockholder Consent”);

WHEREAS, Buyer, in its capacity as the sole stockholder of Merger Sub, has approved and adopted this Agreement;

WHEREAS, as a result of the Merger and pursuant to the terms and conditions of this Agreement, (a) Merger Sub will be merged with and into the Company, (b) the Company will continue as the Surviving Corporation (as defined below), (c) each outstanding Company Common Share (as defined below) outstanding as of immediately prior to the Effective Time (as defined below) (other than Dissenting Shares (as defined below)) shall be converted into the right to receive the Merger Consideration (as defined below), in cash, without interest, and (d) the Company shall become a wholly-owned subsidiary of Buyer; and

WHEREAS, prior to the date of this Agreement and in anticipation of the Merger, the Company completed an internal reorganization of the Company to transfer all of the Red Store Entities (as defined below), and assets and liabilities related thereto, to Red Topco, on and subject to the terms and conditions of a Separation Agreement between and among the Company, Red Topco and other parties thereto, dated as of March 5, 2020 (the  “Separation Agreement”).

NOW THEREFORE, in consideration of the foregoing premises and the respective representations and warranties, covenants and agreements contained in this Agreement, the receipt and sufficiency of which are hereby acknowledged, the Parties hereby agree as follows:

ARTICLE I

DEFINITIONS

Section 1.1          Definitions.  Capitalized terms used in this Agreement have the meanings ascribed to them in Appendix A to this Agreement.

ARTICLE II

MERGER

Section 2.1          The Merger.  Subject to the terms and conditions of this Agreement, the Certificate of Merger and the relevant provisions of the Delaware General Corporation Law (the “DGCL”), at the Effective Time, Merger Sub shall be merged with and into the Company (the “Merger”).  As a result of the Merger and without limiting the generality of the foregoing, at the Effective Time, (a) the outstanding shares of capital stock of Merger Sub and the Company shall be converted or canceled in the manner provided in Section 2.4 of this Agreement, (b) the separate corporate existence of Merger Sub shall cease, and the Company shall be the surviving corporation following the Merger (the “Surviving Corporation”), (c) all of the property, rights, privileges, immunities, powers and franchises of the Company and Merger Sub shall vest in the Surviving Corporation, and (d) all of the debts, Liabilities and duties of the Company and Merger Sub shall become the debts, Liabilities and duties of the Surviving Corporation.

Section 2.2          Closing.  The closing of the Transactions (the “Closing”) shall take place at 10:00 a.m. Eastern Time at the offices of Morgan, Lewis & Bockius LLP, 101 Park Avenue, New York, New York 10178 on the third Business Day following the satisfaction or waiver of the conditions set forth in Article VI (except for those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of those conditions at the Closing), or at such other time, date and place as may be mutually agreed upon in writing by the Parties; provided that, notwithstanding the foregoing, the Closing shall not occur prior to the date that is 45 days after the date of this Agreement (or such earlier date that is prior to the date that is 45 days after the date of this Agreement, but following the satisfaction or waiver of the conditions set forth in Article VI (except for those conditions that by their nature are to be satisfied at the Closing, but subject to the satisfaction or waiver of such conditions at the Closing) as specified in writing by Buyer to the Company on no less than three Business Days’ notice) (the date on which the Closing actually occurs being referred to in this Agreement as the “Closing Date”).  The Closing will be deemed effective as of 12:01 a.m. Pacific Time on the Closing Date (the “Determination Time”).  All actions to be taken and all documents to be executed and delivered by the Parties at the Closing shall be deemed to have been taken and executed simultaneously, and no actions shall be deemed to have been taken nor documents executed or delivered until all have been taken, executed and delivered.  Simultaneously with the Closing, the Company, as the surviving corporation in the Merger, shall file the Certificate of Merger in such form as is required by the relevant provisions of the DGCL with the Secretary of State of the State of Delaware as provided in Section 251(c) of the DGCL.  The Merger shall become effective at such time as the Certificate of Merger is so filed or at such later time as is set forth in the Certificate of Merger, if different, which time is hereinafter referred to as the “Effective Time”.

Section 2.3          Effects of the Merger.

(a)          At and after the Effective Time, the Merger shall have the effects specified in the DGCL.

(b)        At the Effective Time, the certificate of incorporation of the Company shall be amended and restated in its entirety to be identical to the certificate of incorporation of Merger Sub as in effect immediately prior to the Effective Time.  As so amended and restated, the certificate of incorporation of the Company shall be the certificate of incorporation of the Surviving Corporation, until amended thereafter in accordance with applicable Law.

(c)        At the Effective Time, the bylaws of Merger Sub as in effect immediately prior to the Effective Time shall be the bylaws of the Surviving Corporation (except that all references to Merger Sub in the bylaws of the Surviving Corporation shall be changed to reflect the name change of Merger Sub), until amended thereafter in accordance with applicable Law.

(d)       At the Effective Time, each of the directors and officers of Merger Sub immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation, each to hold office until their respective death, permanent disability, resignation or removal or until his or her respective successor is duly elected and qualified, all in accordance with the certificate of incorporation and bylaws of the Surviving Corporation and applicable Law.

Section 2.4          Effect on Company Capital Stock.

(a)          At least five Business Days and no more than 30 Business Days prior to the Closing, to the extent that there are any Company Preferred Shares outstanding at such time, the Company shall (i) elect to redeem all Company Preferred Shares that are then outstanding effective immediately prior to the Effective Time (the “Redemption”), and (ii) deliver notice of such election (the “Redemption Notice”) to each holder of record of Company Preferred Shares indicating (A) the number of Company Preferred Shares being redeemed, (B) the effective date of the Redemption, (C) the manner and place designated for surrender of the Company Preferred Shares and (D) the applicable redemption price per Company Preferred Share to be paid by the Buyer, on behalf of the Company, as provided in Section 2.5(a)(xi) (the aggregate redemption price for the Company Preferred Shares, the “Redemption Amount”), in each case in accordance with the Certificate of Designation and the other Organizational Documents of the Company.

(b)          At the Effective Time, by virtue of the Merger and without any further action on the part of Buyer, Merger Sub, the Company or any stockholder of the Company:

(i)          subject to Section 2.5(d), each share of Company common stock, par value $0.01 per share (each, a “Company Common Share”), issued and outstanding immediately prior to the Effective Time, other than Dissenting Shares as provided in Section 2.4(b)(ii), shall be cancelled and converted into the right to receive the applicable portion of the Merger Consideration reflected on the Consideration Allocation Schedule.  The “Merger Consideration” means an amount, to be paid by Buyer, on behalf of the Company, as provided in Section 2.5(a)(xii) and Section 2.7(a), equal to the sum of (A) $970,000,000 (the “Base Consideration”), minus (B) the Redemption Amount, plus (C) an amount (which may be positive or negative) equal to (I) Closing Working Capital, minus (II) Target Working Capital, plus (D) Closing Cash, minus (E) Closing Indebtedness, minus (F) Closing Transaction Costs, minus (G) Net Tax Adjustment.

(ii)           Notwithstanding any provision of this Agreement to the contrary, each Company Common Share issued and outstanding immediately prior to the Effective Time held by a Company Common Stockholder who (A) has not voted in favor of adoption of this Agreement or consented thereto in writing or otherwise waived such Company Common Stockholder’s rights to appraisal under applicable Law and (B) has properly exercised appraisal rights with respect to such Company Common Share, as applicable, in accordance with Section 262 of the DGCL (“Section 262”) (such Company Common Stockholder, a “Dissenting Stockholder”, and each such Company Common Share being referred to as a “Dissenting Share” until such time as such Dissenting Stockholder fails to perfect or otherwise loses such Dissenting Stockholder’s appraisal rights under the DGCL with respect to such Dissenting Share) shall not be converted into a right to receive a portion of the Merger Consideration, but instead shall, effective as of the Effective Time, no longer be outstanding and shall automatically be canceled and extinguished and shall cease to exist, and except as otherwise provided by Law, the holder of such Dissenting Share shall cease to have any rights with respect thereto other than the rights granted pursuant to the DGCL; provided, that upon a determination of the fair value of such Dissenting Shares and whenever such fair value is due and payable in accordance with the provisions of Section 262, the Parties shall cause the Paying Agent to remit to the Company the portion of the Merger Consideration to which such Dissenting Stockholder is entitled in respect of each such Dissenting Share, and the Company shall pay the fair value of the Dissenting Shares to the holders thereof in accordance with Section 262; provided, however, that if, after the Effective Time, such Dissenting Stockholder fails to perfect, withdraws or loses such Dissenting Stockholder’s right to appraisal pursuant to Section 262 or if a court of competent jurisdiction shall determine that such Dissenting Stockholder is not entitled to the relief provided by Section 262, such Dissenting Share shall be treated as if it had been converted as of the Effective Time into the right to receive the portion of the Merger Consideration, if any, to which such Dissenting Stockholder is entitled pursuant to Section 2.4(b)(i) without interest thereon.  The Company shall provide Buyer prompt written notice of any demand received by the Company for appraisal of any Company Common Share and copies of all documents or correspondence relating thereto, and Buyer shall have the opportunity and right to direct all negotiations and proceedings with respect to such demands.  Except with the prior written consent of Buyer, the Company shall not make any payment with respect to, or settle or offer to settle, any such demands.

(iii)          Each share of common stock of Merger Sub, par value $0.001 per share, issued and outstanding immediately prior to the Effective Time shall be converted into and become one fully paid and nonassessable Company Common Share.

(c)         Until surrendered as contemplated by this Agreement, each Certificate shall be deemed, from and after the Effective Time, to represent only the right, subject to Section 2.7, to receive the applicable portion of the Merger Consideration in cash as contemplated by this Agreement.  No interest shall accrue or be paid on the Merger Consideration payable upon the surrender of any Certificates.

Section 2.5          Transactions to Be Effected at the Closing.

(a)          At or prior to the Closing:

(i)             the Company shall file with the Secretary of State of the State of Delaware the Certificate of Merger;

(ii)            the Company shall deliver to Buyer evidence of the consummation of the Redemption to the extent required pursuant to Section 2.4(a);

(iii)           the Company shall deliver, or cause to be delivered, to Buyer (A) a certificate of the Company, dated as of the Closing Date, stating that the conditions set forth in Section 6.1(a)(i), Section 6.1(a)(ii) and Section 6.1(b) have been satisfied, and (B) a certificate of Red Topco, dated as of the Closing Date, stating that the conditions set forth in Section 6.1(a)(iii) has been satisfied;

(iv)          the Company shall cause to be delivered to Buyer a customary solvency certificate, in the form of Exhibit C attached hereto, dated as of the Closing Date, from the chief financial officer of Red Topco confirming the solvency of Red Topco and the Red Store Entities, taken as a whole, as of the Closing Date;

(v)           Buyer shall deliver to the Company a certificate of Buyer, dated as of the Closing Date, stating that the conditions set forth in Section 6.2(a) and Section 6.2(b) have been satisfied;

(vi)          Buyer shall, on behalf of the Company, pay or cause to be paid the Debt Payoff Amount set forth in the Payoff Letter by wire transfer of immediately available funds to the account or accounts designated in the Payoff Letter;

(vii)          Buyer shall, on behalf of the Company, pay or cause to be paid the portion of the Estimated Closing Transaction Costs (including any prepayments thereof) to the applicable recipients thereof in the amount set forth in the Estimated Closing Statement (which shall reflect the invoices delivered in accordance with Section 5.17), in each case by wire transfer of immediately available funds pursuant to written instructions provided to Buyer by the Company concurrently with the delivery of the Estimated Closing Statement;

(viii)         each of Buyer and the Stockholders’ Representative shall execute and deliver, and shall cause the Escrow Agent to execute and deliver, the Escrow Agreement;

(ix)           Buyer shall deliver or cause to be delivered to the Escrow Agent the Adjustment Escrow Amount;

(x)         Buyer shall deliver or cause to be delivered to the Paying Agent cash in an aggregate amount equal to the Redemption Amount plus the Closing Merger Consideration;

(xi)          Buyer shall, on behalf of the Company, cause the Paying Agent to pay to each Company Preferred Stockholder the applicable portion of the Redemption Amount, in each case, subject to compliance by such holder with the Redemption Notice and in accordance with the Consideration Allocation Schedule;

(xii)          Buyer shall, on behalf of the Company, cause the Paying Agent to pay to each Company Common Stockholder whose Letter of Transmittal has been provided to

Buyer by the Company at least three Business Days prior to the Closing Date the applicable portion of the Closing Merger Consideration, in each case, subject to compliance with Section 2.7 and in accordance with the Consideration Allocation Schedule; and

(xiii)        the Company shall, and shall cause Smart & Final Stores LLC to, execute and deliver to Buyer the Shared Services Agreement substantially in the form attached hereto as Exhibit A (the “Services Agreement”).

(b)         Notwithstanding anything set forth herein to the contrary, to the extent that any Company Entity is required to withhold Taxes on any portion of a payment to be made at the Closing to any current or former employee of a Company Entity or any of their Affiliates, such portion shall be paid to the applicable Company Entity at the Closing, and such Company Entity shall pay the applicable portion to the applicable individual through such Company Entity’s next regular payroll following the later of (i) the Closing Date and (ii) the date on which such amounts are otherwise due to be paid to the applicable employee (in each case, net of any applicable withholding Taxes);

(c)        Notwithstanding anything set forth herein to the contrary, subject to the actual payment by or on behalf of Buyer of the amounts required to be paid to the Company Stockholders hereunder, none of Buyer, the Surviving Corporation or any of their respective Affiliates shall have any Liability to any Person for any payment made in accordance with the calculations set forth in the Consideration Allocation Schedule or any other payment made to or for the benefit of the Company Stockholders pursuant to this Section 2.5 or Section 2.8 based on the written instructions of the Company (including with respect to any claim that the Consideration Allocation Schedule or such other written instruction is incomplete or inaccurate).

(d)         Notwithstanding anything contained herein to the contrary, to the extent any Company Stockholder is party to a Co-Invest Promissory Note with respect to which there is an outstanding Co-Invest Promissory Note Balance, all Closing Merger Consideration (on an after-Tax basis) otherwise payable to such Company Stockholder in accordance with Section 2.4(b) shall be used to make a payment to the Company at such time as such Closing Merger Consideration would otherwise be payable to the applicable Company Stockholder in accordance with Section 2.7 in order to repay the applicable Co-Invest Promissory Note Balance under the applicable Co-Invest Promissory Note, which payment will be reflected in the Consideration Allocation Schedule and effected by the Paying Agent through (A) a reduction of the Closing Merger Consideration (on an after-Tax basis) otherwise payable to such Company Stockholder by an amount equal to the applicable Co-Invest Promissory Note Balance as of the time of such payment, and (B) (i) a payment of such amount to the Company by the Paying Agent on such Company Stockholder’s behalf in full satisfaction of the applicable Co-Invest Promissory Note Balance simultaneously with the payment to the applicable Company Stockholder of the remaining portion of the Closing Merger Consideration otherwise payable to such Company Stockholder in accordance with Section 2.4(b), and (ii) following such payment, the applicable Co-Invest Promissory Note shall be deemed terminated and of no further force or effect, and no Party shall have any further obligations thereunder.

Section 2.6          Stockholder Consent.  Prior to 11:59 p.m. Pacific Time on the Business Day following the date of this Agreement, the Company shall deliver to Buyer evidence that the Stockholder Consent in the form attached hereto as Exhibit B has been obtained.

Section 2.7          Letter of Transmittal.

(a)          Buyer, at its sole cost and expense, will engage the Escrow Agent or another bank or trust company appointed by Buyer and reasonably acceptable to the Company to be the paying agent (in such role, the “Paying Agent”) and enter into an agreement, in a form reasonably satisfactory to the Company, with such Paying Agent, and Buyer shall cause the Paying Agent to effect (i) the exchange of cash for Company Common Shares which are entitled to payment pursuant to Section 2.4(b)(i) and (ii) the payment of the Redemption Amount to the Company Preferred Stockholders pursuant to Section 2.5(a)(xi).  To facilitate such exchange, as soon as practicable following the date of this Agreement, the Company shall deliver or cause to be delivered to each Person who is, as of the date of this Agreement, a holder of record of Company Common Shares a form of letter of transmittal substantially in a customary form reasonably acceptable to the Company and Buyer (the “Letter of Transmittal”).  Upon delivery of a Letter of Transmittal to the Company or, following Closing, the Paying Agent, duly completed and validly executed by the applicable Company Common Stockholder in accordance with the instructions thereto, together with such other documents as may be required pursuant to such instructions (including any Certificate, to the extent such Company Common Share is certificated, or, in each case, a duly executed affidavit of lost certificate), such holder of Company Common Shares shall be entitled to receive, by the means indicated in such Letter of Transmittal, promptly after the Effective Time (or within three Business Days after delivery of the completed Letter of Transmittal if such delivery occurs after a date that is three Business Days prior to the Closing Date), such Company Common Stockholder’s applicable portion of the Closing Merger Consideration payable in accordance with Section 2.4(b); provided, that any Company Common Stockholder that delivers to the Company a duly completed and validly executed Letter of Transmittal at least three Business Days prior to the Closing Date shall be paid their applicable portion of the Closing Merger Consideration concurrently with the Closing.  Upon receipt by the Company of any Letter of Transmittal (together with such other documents as may be required pursuant to the instructions therein), the Company shall promptly deliver a copy thereof to Buyer. Following the Effective Time, Buyer shall cause the Paying Agent to promptly pay to each Company Common Stockholder whose Letter of Transmittal has been delivered to the Company and provided to Buyer by the Company after a date that is three Business Days prior to the Closing Date or has been delivered to the Paying Agent on or after the Closing Date such Company Common Stockholder’s applicable portion of the Closing Merger Consideration payable in accordance with Section 2.4(b), in each case, subject to compliance with this Section 2.7 and in accordance with the Consideration Allocation Schedule. Subject to Section 2.7(d), any Company Common Stockholder that has not delivered a Letter of Transmittal to the Company in the applicable form at least three Business Days prior to the Closing Date shall, following the Closing Date, look only to the Surviving Corporation for payment of any consideration to which such Company Common Stockholder is entitled pursuant to this Agreement.

(b)         If any Certificate shall have been lost, stolen or destroyed, then upon the making of an affidavit by the holder of the Company Common Shares formerly represented by such Certificate, or by a Representative of that holder, of such loss, theft or destruction, the Paying

Agent shall pay in exchange for such lost, stolen or destroyed Certificate, the applicable Merger Consideration to be paid in respect of the Company Common Shares formerly represented by such Certificate, as contemplated by this Article II.  As a condition of such payment and in its sole discretion, the Surviving Corporation may require the attesting holder to post a bond in such reasonable and customary amount as Buyer may direct (not to exceed the Merger Consideration payable with respect to the Company Common Shares formerly represented by such Certificate) to indemnify against any claim that might be brought with respect to the Certificate upon which payment was made.

(c)         At the Effective Time, the stock transfer books of the Company shall be closed and no further registration of transfers of Equity Securities shall thereafter be made on the records of the Company.

(d)         At any time following the first anniversary of the Closing Date, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds that had been made available to the Paying Agent and which have not been disbursed in accordance with this Article II and thereafter Company Common Stockholders entitled to receive payment pursuant to this Article II shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the payment of any applicable portion of the Merger Consideration, to which such Company Common Stockholder is entitled pursuant to this Agreement, without any interest thereon. Notwithstanding anything to the contrary in the foregoing, to the extent permitted by applicable Law, none of Buyer, Merger Sub, the Company, the Surviving Corporation or the Paying Agent shall be liable to any Person in respect of any portion of the Merger Consideration properly delivered to a public official pursuant to any applicable abandoned property, escheat or similar Law.

Section 2.8          Adjustment Amount.

(a)        (i)  No later than five Business Days prior to the Closing Date, the Company shall deliver to Buyer: a statement (“Estimated Closing Statement”) setting forth the Company’s good faith estimate of: (A) the Closing Working Capital (such estimate, “Estimated Closing Working Capital”); (B) the Closing Cash (such estimate, “Estimated Closing Cash”); (C) the Closing Indebtedness (such estimate, “Estimated Closing Indebtedness”); (D) the Closing Transaction Costs (such estimate, “Estimated Closing Transaction Costs”); (E) the Net Tax Adjustment (such estimate, “Estimated Net Tax Adjustment”); and (F) the Closing Merger Consideration.  The Estimated Closing Statement shall also include instructions that identify the bank accounts designated to facilitate direct payment by Buyer of (x) the Debt Payoff Amount and (y) the Estimated Closing Transaction Costs (including any such amounts to be paid in accordance with Section 5.17), in each case, to the applicable payees on behalf of the Company Entities.  The Estimated Closing Statement shall be prepared and calculated in a manner consistent with the applicable definitions contained in this Agreement, the Sample Calculation and in accordance with the Accounting Principles and shall include a reasonably detailed summary of the calculations made to arrive at such amounts.  The Company shall provide to Buyer such supporting documentation in connection with the preparation and the calculation of the amounts set forth in the Estimated Closing Statement as Buyer may reasonably request, and shall cooperate with Buyer in its review and evaluation of the Estimated Closing Statement.  The Company shall consider in good faith Buyer’s comments to the Estimated Closing Statement and shall revise the Estimated

Closing Statement by no later than two Business Days prior to the Closing Date if, based on its good faith assessment of Buyer’s comments, the Company determines such changes are warranted, which revised statement and revised calculations shall become the applicable Estimated Closing Statement and the Estimated Closing Working Capital, Estimated Closing Cash, Estimated Closing Indebtedness, Estimated Closing Transaction Costs and Estimated Net Tax Adjustment reflected therein, as applicable.  Estimated Closing Working Capital, Estimated Closing Cash, Estimated Closing Indebtedness, Estimated Closing Transaction Costs and Estimated Net Tax Adjustment (as set forth in the Estimated Closing Statement delivered by the Company to Buyer) shall be binding on the Parties for the purposes of determining the Closing Merger Consideration.

(ii)         No later than two business days prior to the Closing Date, the Company shall deliver to Buyer a schedule setting forth (A) the applicable portion of the Redemption Amount payable to each Company Preferred Stockholder, (B) the applicable portion of the Closing Merger Consideration payable to each Company Common Stockholder (including any applicable reduction to such amount in connection with the repayment of any applicable Co-Invest Promissory Note Balance in accordance with Section 2.5(d)), and (C) the applicable percentage of the Adjustment Amount payable to each Company Common Stockholder, in each case, calculated in accordance with the Company’s Organizational Documents and any other applicable Contract governing the Equity Securities of the Company as of immediately prior to the Effective Time (the “Consideration Allocation Schedule”).

(b)         As soon as reasonably practicable following the Closing, but in any event no later than 90 days after the Closing Date (the “Preparation Period”), Buyer will cause the Surviving Corporation to prepare, or cause to be prepared, and deliver to the Stockholders’ Representative an unaudited statement (the “Closing Statement”), setting forth the Surviving Corporation’s good faith calculation of each of the Closing Amounts, the Adjustment Amount and the Merger Consideration, provided that the Stockholders’ Representative has delivered to the Surviving Corporation, by no later than the later of (i) 30 days following the Closing and (ii) 10 days following the Surviving Corporation’s request therefor, final trial balances, financial statements and such other information as the Surviving Corporation may reasonably request in connection with the preparation of the Closing Statement (it being agreed that the Preparation Period shall be extended by one day for each day of delay by the Stockholders’ Representative in delivering the information requested by the Surviving Corporation).  The Closing Statement shall be prepared and calculated in a manner consistent with the applicable definitions contained in this Agreement, the Sample Calculation and in accordance with the Accounting Principles and shall include a reasonably detailed summary of the calculations made to arrive at such amounts.  In the event the Surviving Corporation does not deliver the Closing Statement to the Stockholders’ Representative within the Preparation Period, the Estimated Closing Statement shall be deemed to have been delivered by the Surviving Corporation to the Stockholders’ Representative as the Closing Statement upon the expiration of the Preparation Period.

(c)          Upon receipt from the Surviving Corporation, the Stockholders’ Representative shall have 30 days to review the Closing Statement (the “Review Period”).  At the request of the Stockholders’ Representative, Buyer shall cause the Surviving Corporation to (i) reasonably cooperate with and assist, and shall cause its Subsidiaries, including the Company Entities, and each of their respective Representatives to reasonably cooperate with and assist, the Stockholders’ Representative and its Representatives in the review of the Closing Statement

(including by executing such documents and other instruments and taking further actions as may be reasonably required to cause the Company Entities and their respective accountants to deliver to the Stockholders’ Representative and its Representatives copies of their work papers relating to the Company Entities) and (ii) provide the Stockholders’ Representative and its Representatives with any information reasonably requested by the Stockholders’ Representative that is necessary for its review of the Closing Statement.  If the Stockholders’ Representative disagrees with the Surviving Corporation’s computation of the Closing Amounts (each as set forth in the Closing Statement), the Stockholders’ Representative shall, on or prior to the last day of the Review Period, deliver a written notice to the Surviving Corporation (the “Notice of Objection”) that sets forth the Stockholders’ Representative’s objections to the Surviving Corporation’s calculation of the Closing Amounts, as applicable.  Any Notice of Objection shall specify those items or amounts with which the Stockholders’ Representative disagrees and shall set forth the Stockholders’ Representative’s calculation of the Closing Amounts, the Adjustment Amount and the Merger Consideration based on such objections.

(d)          If the Stockholders’ Representative does not deliver a Notice of Objection to the Surviving Corporation with respect to any item contained in the Closing Statement within the Review Period, the Stockholders’ Representative shall be deemed to have accepted the Surviving Corporation’s calculation of all underlying items of the Closing Amounts, as applicable, and such calculations shall be final, conclusive and binding; provided, that nothing herein, including such final calculations, shall impair Buyer’s rights to indemnification for any amount pursuant to the Separation Agreement to the extent any such amount has not actually been compensated through payment of the Adjustment Amount, including for the avoidance of doubt, indemnification in respect of any Taxes otherwise indemnifiable pursuant to the Separation Agreement, whether or not of a type included in the definition of Net Tax Adjustment.  If the Stockholders’ Representative delivers a Notice of Objection to the Surviving Corporation within the Review Period, the Surviving Corporation and the Stockholders’ Representative shall, during the 30 days following such delivery or any mutually agreed extension thereof, use their good faith efforts to reach agreement on the disputed items and amounts in order to determine the amount of the disputed Closing Amounts, as applicable, the Adjustment Amount and the Merger Consideration.  If, at the end of such 30-day period or any mutually agreed extension thereof, the Surviving Corporation and the Stockholders’ Representative are unable to resolve their disagreements, they shall jointly retain and refer their disagreements to KPMG LLP or such other nationally recognized independent accounting firm as may be mutually agreed by the Surviving Corporation and the Stockholders’ Representative (the “Independent Expert”).  The Surviving Corporation and the Stockholders’ Representative shall instruct the Independent Expert promptly to review this Section 2.8, as well as the Closing Statement, Notice of Objection and any other materials reasonably requested by the Independent Expert, and to determine, solely with respect to the disputed items and amounts so submitted, whether and to what extent, if any, the Closing Amounts set forth in the Closing Statement require adjustment.  The Independent Expert shall act as an expert, and not as an arbitrator, and shall base its determination solely on written submissions by the Surviving Corporation and the Stockholders’ Representative and the terms of this Agreement and not pursuant to an independent review.  The Parties shall make available to the Independent Expert all relevant books and records and other items reasonably requested by the Independent Expert.  As promptly as practicable, but in no event later than 45 days after its retention, the Independent Expert shall deliver to the Surviving Corporation and the Stockholders’ Representative a report that sets forth its resolution of the disputed items and amounts and its calculation of the Closing Amounts; provided, however, that the Independent Expert may not assign a value to any item greater than the greatest value for such item claimed by the Surviving Corporation, on the one hand, and the Stockholders’ Representative, on the other hand, nor less than the smallest value for such item claimed by the Surviving Corporation, on the one hand, and the Stockholders’ Representative, on the other hand.  The decision of the Independent Expert shall be final, conclusive and binding on the Parties, and no determinations by the Independent Expert, including any work or analyses performed by the Independent Expert in connection with its resolution of any dispute under this Section 2.8(d) shall be admissible as evidence in any Legal Proceeding among the Parties, except to the extent necessary to enforce payment obligations under this Section 2.8.  The costs and expenses of the Independent Expert shall be allocated between the Surviving Corporation, on the one hand, and the Stockholders’ Representative (on behalf of the Company Common Stockholders in proportion to their respective shares of the Merger Consideration), on the other hand, based upon the percentage that the portion of the aggregate contested amount not awarded to such Party bears to the aggregate amount actually contested by such Party, as determined by the Independent Expert.  For example, if (i) the Stockholders’ Representative submits a Notice of Objection for $1,000, (ii)  the Surviving Corporation contest only $500 of the amount claimed by the Stockholders’ Representative, and (iii) the Independent Expert ultimately resolves the dispute by awarding the Stockholders’ Representative $300 of the $500 contested, then the costs and expenses of the Independent Expert would be allocated 60% (i.e., 300/500) to the Surviving Corporation and 40% (i.e., 200/500) to the Stockholders’ Representative (on behalf of the Company Common Stockholders in proportion to their respective shares of the Merger Consideration).  Buyer, the Surviving Corporation and the Stockholders’ Representative agree to execute, if requested by the Independent Expert, a reasonable engagement letter, including customary indemnities in favor of the Independent Expert.

(e)          For purposes of this Agreement:

(i)          “Final Closing Working Capital”, “Final Closing Cash”, “Final Closing Indebtedness”, “Final Closing Transaction Costs” and “Final Net Tax Adjustment” mean the amounts of such items (A) as shown in the Closing Statement delivered (or deemed to have been delivered) by the Surviving Corporation to the Stockholders’ Representative pursuant to Section 2.8(b) if no Notice of Objection with respect thereto is timely delivered by the Stockholders’ Representative to the Surviving Corporation pursuant to Section 2.8(c), or (B) if a Notice of Objection is so delivered, (I) as agreed by the Surviving Corporation and the Stockholders’ Representative pursuant to Section 2.8(d) or (II) in the absence of such agreement, as determined in the Independent Expert’s report delivered pursuant to Section 2.8(d); and

(ii)          “Adjustment Amount” means, subject to the limitation contained in Section 2.8(f) and Section 2.8(g), the amount (which may be positive or negative), which shall be calculated as follows:

(A)          if the Final Closing Working Capital is greater than the Estimated Closing Working Capital, the amount of such excess; minus

(B)          if the Estimated Closing Working Capital is greater than the Final Closing Working Capital the amount of such excess; plus

(C)          if the Final Closing Cash is greater than the Estimated Closing Cash, the amount of such excess; minus

(D)          if the Estimated Closing Cash is greater than the Final Closing Cash, the amount of such excess; plus

(E)          if the Estimated Closing Indebtedness is greater than the Final Closing Indebtedness, the amount of such excess; minus

(F)          if the Final Closing Indebtedness is greater than the Estimated Closing Indebtedness, the amount of such excess; plus

(G)          if the Estimated Closing Transaction Costs are greater than the Final Closing Transaction Costs, the amount of such excess; minus

(H)          if the Final Closing Transaction Costs are greater than the Estimated Closing Transaction Costs, the amount of such excess; plus

(I)           if the Estimated Net Tax Adjustment is greater than the Final Net Tax Adjustment, the amount of such excess; minus

(J)           if the Final Net Tax Adjustment is greater than the Estimated Net Tax Adjustment, the amount of such excess.

(f)          Within three Business Days after the Adjustment Amount has been finally determined pursuant to this Section 2.8:

(i)          if the Adjustment Amount is a negative number, Buyer and the Stockholders’ Representative shall jointly instruct the Escrow Agent to release and pay from the Adjustment Escrow Account the following amounts: (A) to Buyer, an amount equal to the lesser of (I) the absolute value of the Adjustment Amount and (II) the funds remaining in the Adjustment Escrow Account, and (B) to the Company Common Stockholders in accordance with each Company Common Stockholder’s applicable percentage of the Adjustment Amount as set forth in the Consideration Allocation Schedule, an amount equal to the then-remaining funds, if any, in the Adjustment Escrow Account after taking into account any funds released to Buyer pursuant to this Section 2.8(f)(i); and

(ii)          if the Adjustment Amount is a positive number, (A) Buyer shall pay, or cause to be paid to the Paying Agent for further distribution, to each Company Common Stockholder such Company Common Stockholders’ proportionate share of the Adjustment Amount, in each case in accordance with such Company Common Stockholder’s applicable percentage of the Adjustment Amount as set forth in the Consideration Allocation Schedule and by wire transfer of immediately available funds to the account designated in such Company Common Stockholder’s Letter of Transmittal; provided, that in no event shall the aggregate Adjustment Amount payable to the Company Common Stockholders exceed an amount equal to the Adjustment Escrow Amount, and (B) the Stockholders’ Representative shall be entitled to instruct the Escrow Agent to release and pay to each Company Common Stockholder from the Adjustment Escrow Account such Company Common Stockholders’ proportionate share of the then-remaining funds in the Adjustment Escrow Account, in each case in accordance with such Company Common Stockholder’s applicable percentage of the Adjustment Amount as set forth in the Consideration Allocation Schedule and by wire transfer of immediately available funds to the account designated in such Company Common Stockholder’s Letter of Transmittal; provided, that Section 2.5(b) shall apply to any such payments, mutatis mutandis.

(g)          The payment to Buyer from the Adjustment Escrow Account described in Section 2.8(f)(i)(A) and the payment to the Company Common Stockholders in Section 2.8(f)(ii)(A) shall be the sole and exclusive remedy of each of Buyer and the Company Common Stockholders, as applicable, for any and all claims arising under this Agreement with respect to an Adjustment Amount in favor of such parties, and neither Buyer nor any of the Company Common Stockholders shall have further Liability with respect to any such Adjustment Amount in favor of any other Party beyond such payment; provided, that, notwithstanding the foregoing, nothing herein shall impair Buyer’s rights to indemnification for any amount pursuant to the Separation Agreement to the extent any such amount has not actually been compensated through payment of the Adjustment Amount, including for the avoidance of doubt, indemnification in respect of any Taxes otherwise indemnifiable pursuant to the Separation Agreement whether or not of a type included in the definition of Net Tax Adjustment.

Section 2.9          Adjustment Escrow Amount.

(a)          At the Closing, Buyer and the Stockholders’ Representative shall enter into the Escrow Agreement with a nationally recognized escrow agent reasonably acceptable to the Company and Buyer (the “Escrow Agent”), in customary form reasonably acceptable to the Company and Buyer (the “Escrow Agreement”), pursuant to which Buyer will deposit a portion of the Closing Payment equal to $8,000,000 (the “Adjustment Escrow Amount”) into a designated non-interest bearing account (the “Adjustment Escrow Account”) maintained by the Escrow Agent.  Except as otherwise provided in this Agreement, the Adjustment Escrow Amount shall be retained by the Escrow Agent until the date on which the Adjustment Amount is determined (such date of determination, the “Adjustment Escrow Release Date”) and the payments set forth in Section 2.8(f) are funded.

(b)          In accordance with, and subject to, the provisions of this Agreement, including Section 2.8(f) and the Escrow Agreement, the applicable Party or Parties shall instruct the Escrow Agent to release and pay to Buyer or the Company Common Stockholders, as applicable, the applicable portion of the then-remaining funds in the Adjustment Escrow Account by wire transfer of immediately available funds to the account(s) designated by Buyer and the Stockholders’ Representative, as applicable, pursuant to this Agreement and the Escrow Agreement.

(c)          The Parties agree to treat Buyer as the owner of the funds in the Adjustment Escrow Account for all Tax purposes until their release to Buyer or the Company Common Stockholders, as applicable, and the fees and expenses of the Escrow Agent shall be borne by Buyer.

Section 2.10          Withholding.  Buyer, Merger Sub, the Surviving Corporation and the Paying Agent will be entitled to deduct and withhold from the Redemption Amount, the Merger

Consideration, and any other amount otherwise payable pursuant to this Agreement such amounts as may be required to be deducted or withheld by any applicable Law; provided, that, except as required pursuant to a change in Law after the execution of this Agreement or to the extent any payment hereunder constitutes compensation for applicable Tax purposes, such Persons will not withhold amounts from the Redemption Amount or the Merger Consideration to be paid to any Company Stockholder if such Company Stockholder has delivered (a) a certificate satisfying the requirements of Treasury Regulations Section 1.1445-2(b)(2) and (b) an IRS Form W-9, or applicable IRS Form W-8, or successor thereto.  Prior to making any such deduction and withholding, Buyer shall, or shall cause the Surviving Corporation or Paying Agent to, (x) notify the Person in respect of which such deduction and withholding is to be made of the amounts subject to withholding, and (y) provide such Person a reasonable opportunity to deliver such forms, certificates or other evidence as would eliminate or reduce any such required deduction or withholding.  To the extent that amounts are so withheld or deducted and timely paid to the appropriate Taxing Authority, such amounts shall be treated for all purposes of this Agreement as having been paid to the Person in respect of which such deduction and withholding was made.

ARTICLE III

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to Buyer and Merger Sub as follows (it being understood that each representation and warranty contained in this Article III is subject to: (a) the exceptions and disclosures set forth in the section or subsection of the Company Disclosure Schedules corresponding to the particular section or subsection in this Article III; (b) any exception or disclosure set forth in any other section or subsection of the Company Disclosure Schedules to the extent it is reasonably apparent on its face from the wording of such exception or disclosure that such exception or disclosure is applicable to qualify such representation and warranty; and (c) disclosure in the SFS SEC Documents filed during the three-year period prior to the date of this Agreement (other than any information (other than statements of historical fact) in the “Risk Factors” or “Forward-Looking Statements” sections of such SFS SEC Documents or other forward-looking statements in such SFS SEC Documents)), and, except as expressly set forth in Section 3.25, the Company makes no representations or warranties concerning any of the Red Store Entities:

Section 3.1          Due Organization; Subsidiaries.

(a)          The Company is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization.  The Company has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; and (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound, in each case of clauses (i)-(iii) (except as set forth in Section 3.4), except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  The Company is qualified or licensed to do business as a foreign corporation, and is in good standing, in each jurisdiction where the nature of its business or the character or location of the assets owned or used by it requires such qualification or licensing, except where the failure to be so qualified, licensed or in good standing does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)        Section 3.1(b) of the Company Disclosure Schedules identifies each Company Subsidiary and indicates its jurisdiction of organization.  Neither the Company nor any Company Subsidiaries owns any capital stock of, or any other Equity Security of any other Person, other than as identified in Section 3.1(b) of the Company Disclosure Schedules.  None of the Company Entities has agreed or is obligated to make, or is bound by any Contract under which it may become obligated to make, any future investment in or capital contribution to any other Person.

(c)          Each Company Subsidiary is a Person duly organized, validly existing and in good standing under the laws of the jurisdiction of its organization, except where the failure to be in good standing does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  Each Company Subsidiary has all necessary power and authority: (i) to conduct its business in the manner in which its business is currently being conducted; (ii) to own and use its assets in the manner in which its assets are currently owned and used; and (iii) to perform its obligations under all Contracts by which it is bound, in each case of clauses (i) - (iii) (except as set forth in Section 3.18), except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  Each Company Subsidiary is qualified or licensed to do business as a foreign Person, and is in good standing, in each jurisdiction where the nature of its business or the character or location of the assets owned or used by it requires such qualification or licensing, except where the failure to be qualified, licensed or in good standing does not have, and would not reasonably to expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.2          Certificate of Incorporation and Bylaws.  The Company has made available to Buyer accurate and complete copies of the certificate of incorporation, bylaws and other Organizational Documents of each Company Entity as in effect on the date of this Agreement.  Each of the foregoing documents of (i) the Company is in full force and effect and the Company is not in violation of any of the foregoing documents in any material respect and (ii) each Company Subsidiary is in full force and effect and none of such Company Subsidiaries is in violation of any of the foregoing documents, except, in the case of this clause (ii), for any violations that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

Section 3.3          Capitalization.

(a)          The authorized capital stock of the Company consists of (i) 900,000 Company Common Shares, of which 393,395 shares are outstanding as of the date of this Agreement, and (ii) 100,000 Company Preferred Shares, of which 20,000 have been designated Series A Convertible Participating Preferred Stock and are outstanding as of the date of this Agreement and which may, at the option of the holder thereof, be converted into Company Common Shares prior to the Closing, in accordance with the terms provided in the Certificate of Designation. All of the outstanding Company Common Shares and Company Preferred Shares are duly authorized, validly issued, fully paid and nonassessable, free and clear of all Encumbrances (other than Permitted Encumbrances) and were not issued in violation of any preemptive right of any stockholder or any purchase option, call option, right of first refusal, subscription right or any similar right under any provision of the DGCL, the Organizational Documents of the Company or any agreement to which the Company is a party or otherwise bound. No Subsidiary of the Company owns any Company Common Shares or Company Preferred Shares.

(b)          (i) None of the outstanding Company Common Shares or Company Preferred Shares are entitled or subject to any preemptive right, right of repurchase or forfeiture, right of participation, right of maintenance or any similar right; (ii) none of the outstanding Company Common Shares or Company Preferred Shares are subject to any right of first refusal in favor of the Company, or, to the Knowledge of the Company, in favor of any other Person; (iii) there are no outstanding bonds, debentures, notes or other Indebtedness of the Company having a right to vote on any matters on which the stockholders of the Company have a right to vote; and (iv) there is no Contract under which the Company is bound relating to the voting or registration of, or restricting any Person from purchasing, selling, pledging or otherwise disposing of (or from granting any option or similar right with respect to), any Company Common Shares or Company Preferred Shares.  The Company is not under any obligation, nor is it bound by any Contract pursuant to which it may become obligated, to repurchase, redeem or otherwise acquire any outstanding Company Common Shares, Company Preferred Shares or other securities.

(c)          Except as set forth in Section 3.3(c) of the Company Disclosure Schedules, as of the date of this Agreement, there are no: (i) outstanding shares of capital stock of, or other Equity Securities in, any Company Entity; (ii) outstanding subscriptions, options, calls, warrants, rights or other commitments or agreements (whether or not currently exercisable) obligating any Company Entity to issue any shares of capital stock, restricted stock units, stock-based performance units or any other rights that are linked to, or the value of which is in any way based on or derived from the value of any shares of capital stock or other securities of any Company Entity and no obligations of any Company entity to grant, extend or enter into any of the foregoing; (iii) outstanding securities, instruments, bonds, debentures, notes or obligations issued by any Company Entity that are or may become convertible into or exchangeable for any shares of the capital stock or other securities of any Company Entity; (iv) other securities, similar instruments or other obligations of any Company Entities to make any payments based on the price or value of any shares of capital stock or other securities of any Company Entity; or (v) stockholder rights plans (or similar plan commonly referred to as a “poison pill”) or Contracts under which any Company Entity is or may become obligated to sell or otherwise issue any shares of its capital stock or any other securities.

(d)          All of the outstanding capital stock or other voting securities of, or ownership interests in, each Company Subsidiary is owned by the Company, directly or indirectly, beneficially and of record, free and clear of all Encumbrances (other than Permitted Encumbrances) and transfer restrictions, except for such Encumbrances and transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities laws.

(e)          The Consenting Stockholder is the record and beneficial owner of, in the aggregate, Company Common Shares entitled to cast votes constituting at least 98% of the votes entitled to be cast on the adoption of this Agreement by holders of Company Common Shares and

Company Preferred Shares outstanding on the date hereof, voting together as a single class on an as‑converted basis.

Section 3.4        Authority; Binding Nature of Agreement.  The Company has the corporate power and authority to enter into and deliver and, assuming the Stockholder Consent is obtained, to perform its obligations under this Agreement and to consummate the Transactions.  At a meeting duly called and held, the Company Board has: (a) determined that this Agreement and the Transactions, including the Merger, are advisable and in the best interest of, the Company and its stockholders; (b) declared it advisable to enter into this Agreement; (c) approved the execution, delivery and performance by the Company of this Agreement and the consummation of the Transactions, including the Merger; and (d) resolved to recommend that the stockholders of the Company approve the transactions.  Subject to Section 6.1, none of the foregoing resolutions have been subsequently withdrawn or modified in a manner adverse to Buyer.  This Agreement has been duly executed and delivered by the Company.  Assuming due authorization, execution and delivery by Buyer and Merger Sub, this Agreement constitutes the legal, valid and binding obligation of the Company and is enforceable against the Company in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting the enforcement of creditors’ rights, and by general equitable principles.  The Stockholder Consent is the only vote or approval of the Company Stockholders required to approve this Agreement and to consummate the Transactions, including the Merger, under any applicable Law, including the DGCL, the Company’s Organizational Documents or any other Contract by which the Company is bound.

Section 3.5          Non-Contravention; Consents.

(a)          Assuming compliance with the applicable provisions of the DGCL and the HSR Act, the execution and delivery of this Agreement by the Company and the consummation by the Company of the Transactions do not and will not: (i) subject to receipt of the Stockholder Consent, cause a violation of any of the provisions of the Organizational Documents of any Company Entity; (ii) assuming compliance with the matters referred to in Section 3.5(b), cause a violation by any Company Entity of any Law or order applicable to such Company Entity, or to which the Company is subject; (iii) require any Consent or notice under, conflict with, result in breach of, or constitute a default under, or give rise to any right of purchase, termination, amendment, acceleration or cancellation under, any Contract to which any Company Entity is a party or (iv) result in the creation of any Encumbrance (other than Permitted Encumbrance) on any properties or assets of any Company Entity, except in the case of clauses (ii), (iii) and (iv), as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)        Except as required in connection with the matters set forth in Section 3.5(b) of the Company Disclosure Schedules and as required by the DGCL and the HSR Act, no Company Entity is required to give notice to, make any filing with, or obtain any Consent from any Governmental Entity at any time prior to the Closing in connection with the execution and delivery of this Agreement, or the consummation by the Company of the Merger, except those filings, notifications, approvals, notices or Consents that the failure to make, obtain or receive would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.6          Financial Statements.

(a)        The Company has made available to Buyer copies of (a) (i) the audited consolidated balance sheet of Smart Foodservice Stores LLC as of December 30, 2018 (the “Balance Sheet Date”), and (ii) the related audited consolidated statements of income, cash flows and statements of changes of parent equity in subsidiary for the year ending on the Balance Sheet Date (the “Annual Financial Statements”), and (b) (i) the unaudited consolidated balance sheet of Smart Foodservice Funding LLC as of October 6, 2019 (the “Interim Balance Sheet Date”) and (ii) the related unaudited consolidated statements of operations and cash flows for the period commencing on December 31, 2018 and ending on the Interim Balance Sheet Date (the “Interim Financial Statements” and, together with the Annual Financial Statements, the “Financial Statements”).  The Financial Statements have been prepared in accordance with GAAP applied on a consistent basis throughout the periods covered (subject, in the case of the Interim Financial Statements, to normal year-end adjustments and the absence of complete footnotes), and, on that basis, present fairly, in all material respects, the consolidated financial condition, results of operations and cash flows of the Company Entities, as applicable, as of the indicated dates and for the indicated periods (subject, in the case of the Interim Financial Statements, to normal year-end adjustments and the absence of complete footnotes).

(b)        No Holding Company has any material liabilities (other than, in the case of each applicable Holding Company that is a borrower or guarantor thereunder, the Credit Facility), owns any material assets (other than cash and cash equivalents and the equity interests of its Subsidiaries) or engages in any material operations or business (other than the ownership of capital stock of its Subsidiaries and all activities incidental thereto) other than activities, liabilities or assets that are (i) incidental to owning such Equity Securities, (ii) provided for under its Organizational Documents or (iii) required for compliance with this Agreement or related to the Separation.

Section 3.7          Absence of Changes.

(a)         Except as expressly contemplated by this Agreement, from the Interim Balance Sheet Date through the date of this Agreement: (i) other than the execution, delivery and performance of this Agreement and the discussions, negotiations and transactions related to the sale process conducted by the Company in connection with this Agreement, the Company Entities have operated in all material respects in the ordinary course of business consistent with past practice; (ii) there has not occurred any event, occurrence, development, violation, inaccuracy, circumstance or other matter that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (iii) the Company Entities have not taken or agreed to take any action that, if taken after the date of this Agreement, would require the consent of Buyer pursuant to Section 5.2.

(b)        Since the date of this Agreement, there has not occurred any event, occurrence, development, violation, inaccuracy, circumstance or other matter that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.8          Real and Personal Property.

(a)          Section 3.8(a) of the Company Disclosure Schedules sets forth a true, complete and correct list of the addresses and record owner of each Owned Real Property.  Except as does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company Entities have good and marketable fee title to all Owned Real Property used by them, free and clear of all Encumbrances other than Permitted Encumbrances.  Except as set forth on Section 3.8(a) of the Company Disclosure Schedules, there are no leases, subleases, licenses, occupancy agreements or outstanding options, rights of first offer or rights of first refusal, in each case, in favor of any Person to lease, sublease, license, occupy or purchase the Owned Real Property or any portion thereof or interest therein.

(b)          Section 3.8(b) of the Company Disclosure Schedules sets forth a true, complete and correct list of the Company Leases (including the landlord and tenant) and addresses of each Leased Real Property.  Except as does not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, the Company Entities hold a valid and existing leasehold interest in the Leased Real Property, free and clear of all Encumbrances other than Permitted Encumbrances, and each Company Lease is a valid and binding obligation of the applicable Company Entity, enforceable by such Company Entity and, to the Knowledge of the Company, each other party thereto, in accordance with its terms, subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting creditors’ rights, and by general equitable principles.  None of the Company Entities have received any written notice regarding any violation or breach or default under any Company Lease that has not since been cured, except for violations or breaches that do not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Neither the applicable Company Entity nor, to the Knowledge of the Company, any other party thereto is (i) in breach of or default under any Company Lease or (ii) has taken or failed to take any action that with or without notice, lapse of time or both would constitute a breach of or default under any Company Lease, in either case except in any such event as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. Except as set forth in Section 3.8(b) of the Company Disclosure Schedules, there are no subleases, licenses, occupancy agreements in favor of any Person to sublease, license, or occupy any of the Leased Real Property, nor have any of the Company Leases been collaterally assigned to any Person.

(c)          With respect to the Company Real Property, as of the date of this Agreement, the Company Entities have not received any written notice of, nor to the Knowledge of the Company does there exist: (i) any pending or threatened condemnation or similar Legal Proceeding with respect to any Company Real Property, or (ii) any non-compliance with any applicable building and zoning or land use Laws, in each case, except in any such event as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. The Company has lawful rights to use and access all Company Real Property necessary to operate the Business as currently conducted, except in any such event as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect. All such Company Real Property and any buildings, fixtures, and improvements thereon are in good operating condition and repair and have been reasonably maintained consistent with historical practice (given due account to the age and length of use of same, ordinary wear and tear excepted) except in any such event as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d)         Each Company has good and marketable title to, or in the case of leased properties and assets has valid leasehold interests in, all its material personal properties and material assets. None of such material personal properties or material assets are subject to any Encumbrances except for Permitted Encumbrances.

Section 3.9           Intellectual Property.

(a)          Section 3.9(a) of the Company Disclosure Schedules sets forth a list of all Owned Intellectual Property that is registered, issued or the subject of a pending application for registration.

(b)          Section 3.9(b) of the Company Disclosure Schedules sets forth all Company Contracts by which any Company Entity grants rights to Owned Intellectual Property, or is granted rights to Intellectual Property, in each case, that is material to the conduct of the Business as currently conducted (other than “shrink wrap,” “click wrap,” and “off the shelf” software agreements and other agreements for software that is commercially available to the public generally) (“Licensed Intellectual Property”).

(c)          Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) a Company Entity exclusively owns and possesses all right, title and interest in and to the Owned Intellectual Property, free and clear of all Encumbrances (other than Permitted Encumbrances); and (ii) the Company Entities own or have licenses or other sufficient rights to use all Company IP used in the conduct of their respective businesses as currently conducted.

(d)         As of the date of this Agreement, there is no Legal Proceeding pending and served or, to the Knowledge of the Company, threatened in writing against any Company Entity: (i) challenging the use or ownership by the Company Entities of any of the Owned Intellectual Property (excluding ordinary course patent and trademark prosecution communications and actions); (ii) alleging that the use or exploitation of the Company IP infringes, misappropriates or otherwise violates any Intellectual Property of another Person; or (iii) alleging that any Company Entity has infringed, misappropriated or otherwise violated any third-party Intellectual Property, in the case of each of clause (i), (ii) or (iii), except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(e)        Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, to the Knowledge of the Company, (i) no Person has infringed, misappropriated or otherwise violated the rights of the Company Entities with respect to any of the Owned Intellectual Property, and (ii) the operation of the business of the Company Entities has not violated, misappropriated or infringed the Intellectual Property of any other Person.

(f)         Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, the information technology systems owned by the Company Entities are adequate for the operations the Company Entities as currently conducted.

(g)          Except as has not had, or would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (i) each Company Entity has adopted, and is and has been since the Applicable Date in compliance with, commercially reasonable policies and procedures that apply to the Company Entities with respect to privacy, data protection, security and the collection, storage, disposal and use of Personal Information gathered or accessed in the ordinary course of the operations of the Company Entities, (ii) to the Knowledge of the Company, there has been no loss, damage, or unauthorized access, use, modification, or other misuse of any Personal Information maintained, collected, stored, disposed of or processed by or on behalf of any of the Company Entities and the Company Entities have not notified or been required by Privacy and Data Security Laws to notify any Person of any of the foregoing and (iii) the Company Entities, and each of their privacy policies, are, and since the Applicable Date have been, in compliance with all applicable Privacy and Data Security Laws and all contractual commitments that they have entered into with respect to Personal Information.

(h)          To the Knowledge of the Company, the Company has taken commercially reasonable measures to (i) protect the confidentiality of the material trade secrets and other material confidential information of the Company Entities and (ii) prevent the unauthorized use, disclosure, loss, processing, transmission or destruction of or access to any such information.

Section 3.10          Contracts.

(a)          Section 3.10(a) of the Company Disclosure Schedules identifies each Company Contract that constitutes a Material Contract as of the date of this Agreement.  For purposes of this Agreement, each of the following Company Contracts shall be deemed to constitute a “Material Contract”:

(i)            any Company Contract (except for any Company Contracts with respect to products purchased for resale entered into in the ordinary course of business) that both (A) requires by its terms or is reasonably likely to require the payment or delivery of cash or other consideration by or to a Company Entity in an amount having an expected value in excess of $1,000,000 in the fiscal year ending January 3, 2021 or in any later fiscal year and (B) cannot be cancelled by the Company Entity without penalty or further payment without more than ninety (90) days’ notice (other than payments for services rendered to the date);

(ii)          any Contract involving payments in excess of $1,000,000 or with a term greater than twelve (12) months in respect of the use, license or registration of any Intellectual Property of, or used by, any Company Entity, in each case, other than “shrink wrap” licenses;

(iii)          any Contract under which any Company Entity is lessee of, or holds or operates any personal property owned by any other Person, for which the annual rent exceeds $500,000;

(iv)           any Company Contract evidencing Indebtedness of any Company Entity in excess of $500,000 (whether incurred, assumed, guaranteed or secured by any asset);

(v)            any Company Contract that prohibits the payment of dividends or distributions in respect of the capital stock of any Company Entity, the pledging of the capital stock or other Equity Securities of any Company Entity or the issuance of any guaranty by any Company Entity;

(vi)           any Company Contract creating a joint venture or strategic alliance;

(vii)         any sales, distribution or other similar Contract providing for the sale by any Company Entity of materials, supplies, goods, services, equipment or other assets that provides for annual payments to such Company of $500,000 or more, excluding any Contracts for the acquisition of products by the Company Entities for resale in the ordinary course of business;

(viii)         any material agency, dealer, sales representative, marketing or similar Contract;

(ix)           any material Contract relating to any swap, forward, futures, warrant, option or other derivative transaction;

(x)            any material option, franchise or similar Contract;

(xi)          any Company Contract with any Affiliate, director, executive officer (as such term is defined in the Exchange Act), holder of 5% or more of the Company Common Shares or Company Preferred Shares or, to the Knowledge of the Company, any of their Affiliates (other than the Company) or immediate family members (other than offer letters that can be terminated at will without severance obligations).

(xii)          any Company Contract that grants to any Person other than a Company Entity any exclusive rights, rights of first refusal or negotiation or other similar rights, or any most favored pricing provisions, in any case, that would materially impair the ability of the Company Entities to operate in the ordinary course;

(xiii)         any Company Contract that materially restricts the ability of any Company Entity to (A) engage in any business or compete in any business with any Person, (B) operate in any geographic area or (C) solicit or hire any employee or consultant, in any case, that would materially impair the ability of the Company Entities or, following the Closing, the Buyer to operate in the ordinary course;

(xiv)         the Separation Agreement;

(xv)          any Contract with any Governmental Entity, excluding (A) any licenses to operate the business of the Company Entities in the ordinary course and (B) in-house charge cards with Governmental Entities; and

(xvi)          any Company Contract that commits any Company Entity to enter into any Contracts of the types described in foregoing clauses (i) through (xv).

(b)          As of the date of this Agreement, the Company has made available to Buyer or Buyer’s Representatives an accurate and complete and correct copy of each Material Contract.  Neither the applicable Company Entity nor, to the Knowledge of the Company, any other party thereto is (i) in breach of or default under any Material Contract (or, solely as of the Closing Date, any Contract that would have been a Material Contract if entered into prior to the date hereof but is entered into after the date hereof) or (ii) has taken or failed to take any action that with or without notice, lapse of time or both would constitute a breach of or default under any Material Contract (or, solely as of the Closing Date, any Contract that would have been a Material Contract if entered into prior to the date hereof but is entered into after the date hereof), in either case except in any such event as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  With respect to the applicable Company Entity and, to the Knowledge of the Company, the other party thereto, each Material Contract (and, solely as of the Closing Date, any Contract that would have been a Material Contract if entered into prior to the date hereof but is entered into after the date hereof) is valid, binding, in full force and effect and enforceable in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting the enforcement of creditor’s rights, and by general equitable principles (in relation to Contracts contemplated by the preceding parenthetical, solely as of the Closing Date), except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.11          Liabilities.  The Company Entities do not have any Liabilities of any nature (whether accrued, absolute, contingent or otherwise) that are required to be recorded or reflected on a consolidated balance sheet of the Company Entities prepared in accordance with GAAP, except for: (a) Liabilities disclosed, reflected or reserved against in the Financial Statements; (b) Liabilities or obligations incurred pursuant to the terms of this Agreement or as permitted or contemplated by this Agreement; (c) Liabilities for performance of obligations of the Company Entities under Contracts binding upon the applicable Company Entity (other than resulting from any breach or acceleration of such Contracts) made available to Buyer or Buyer’s Representatives prior to the date of this Agreement or entered into in the ordinary course of business and in compliance with this Agreement after the date of this Agreement; (d) Liabilities incurred in the ordinary course of business since the Interim Balance Sheet Date; and (e) Liabilities that would not reasonably be expected to be material to the Company Entities (taken as a whole).

Section 3.12          Compliance with Laws.

(a)          Each Company Entity is and has been since the Applicable Date in compliance with all applicable Laws, except where the failure to be in compliance has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  Since the Applicable Date, no Company Entity has been given written notice of, or been charged by any Governmental Entity with, any unresolved violation of any Law, except, in each case, for any such violation that would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect.

(b)          Since the Applicable Date, no Company Entity has been in violation of, or, to the Knowledge of the Company, has been investigated for, or charged by any Governmental Entity with a violation of any: (i) applicable U.S. export and re-export control Laws, including the U.S. Export Administration Regulations and the Foreign Assets Control Regulations; or (ii) other applicable import/export controls in other countries in which any Company Entity conducts business, except, in each case of clauses (i)-(ii), for any such violation that would not, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.13        Food Safety.  (a) Except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, since the Applicable Date, the Company Entities and, to the Knowledge of the Company, all products marketed or sold by the Company Entities (the “Products”) have complied and are in compliance in all material respects with (1) the applicable provisions of the Federal Food, Drug, and Cosmetic Act and the applicable regulations and requirements adopted by the U.S. Food and Drug Administration (the “FDA”) thereunder, the applicable statutes, regulations and requirements of the U.S. Department of Agriculture (the “USDA”) and any applicable Law or other comparable requirements established by any state, local or foreign Governmental Entity responsible for regulating food products or the manufacture, production, packaging, labeling, transportation, distribution, sale or marketing thereof (such applicable Laws, regulations and other requirements, together with the Federal Food, Drug, and Cosmetic Act, collectively, the “Food Safety Laws”; such Governmental Entities, together with the FDA and the USDA, collectively, the “Food Authorities”) and (2) all terms and conditions imposed in any Governmental Authorization granted to any Company Entity by any Food Authority.

(b)         Except as would not, individually or in the aggregate, reasonably be expected to have a Material Adverse Effect, since the Applicable Date, (i) no Company Entity has, voluntarily or involuntarily initiated, conducted or issued, or caused to be initiated, conducted or issued, any recall, market withdrawal relating to an alleged lack of safety or regulatory compliance of any Product, (ii) no Company Entity has introduced into interstate commerce an adulterated Product under Food Safety Laws, nor (iii) have there been any store closures by a Governmental Entity for violation of any Food Safety Law, in each case that has given or would give rise to any material liability or financial obligation of any Company under Food Safety Laws.

Section 3.14       Certain Business Practices.  Since the Applicable Date, none of the Company Entities nor any of their respective directors or officers, nor, to the Knowledge of the Company, any of the Company Entities’ managers or employees (in each case, acting in their capacities as such) or any other agent acting on their or the Company Entity’s behalf, has: (a) used any material funds (whether of a Company Entity or otherwise) for unlawful contributions, gifts, entertainment or other unlawful expenses relating to political activity; (b) made any unlawful payment or offered, promised or authorized the payment of anything of value to any foreign or domestic government officials or employees or to foreign or domestic political parties or campaigns; (c) made any other payment in violation of Law to any official or employee of any Governmental Entity, including but not limited to bribes, gratuities, kickbacks, lobbying expenditures, political contributions or contingent fee payments; or (d) violated any provision of any Anti-Corruption Laws or any rules or regulations promulgated under any Anti-Corruption Laws, anti-money laundering laws or any rules or regulations promulgated under any anti-money laundering laws or anti-terrorism laws or any applicable Law of similar effect, except, in each case of clauses (a)-(d), as would not, and would not reasonably be expected to, result in any material fine, penalty or enforcement action by such Governmental Entity.

Section 3.15       Governmental Authorizations.  The Company Entities hold all Governmental Authorizations necessary to enable the Company Entities to own, lease and operate their assets and conduct their respective businesses in the manner in which their businesses are currently being conducted, except where failure to hold such Governmental Authorizations has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material

Adverse Effect.  The Governmental Authorizations held by the Company Entities are valid and in full force and effect, except as would not have, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.  The Company Entities are in compliance with the terms and requirements of such Governmental Authorizations, except where failure to be in compliance has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.16         Tax Matters.  Except as has not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect:

(a)         Taking into account any extensions of the applicable due date, each Company Return has been timely filed or will be timely filed before the applicable due date thereof, and each Company Return is or will be when filed accurate and complete.  All Taxes payable by the Company Entities or required to be withheld, in each case on or before the Closing Date, have been paid or withheld, except, in each case, with respect to matters for which adequate reserves, in accordance with GAAP, have been reflected in the consolidated financial statements included in the SFS SEC Documents.

(b)          As of the date of this Agreement: (i) there are no examinations or audits of or with respect to any Company Return in progress; (ii) within the last seven (7) years, there has been no claim that has not been finally resolved that has been received by a Company Entity from any Governmental Entity in any jurisdiction where such Company Entity does not file Tax Returns that such Company Entity is or may be subject to Tax in that jurisdiction and (iii) as of the date of this Agreement, no extension or waiver of the limitation period applicable to any Company Return has been granted and is currently in effect.

(c)          As of the date of this Agreement: (i) no Legal Proceeding involving the IRS or any other Governmental Entity is pending or has been threatened in writing against or with respect to a Company Entity in respect of any Tax; and (ii) no deficiency of Taxes has been asserted in writing by any Governmental Entity that has not been paid or accrued for in accordance with GAAP on the Financial Statements.

(d)          None of the Company Entities: (i) has ever been a member of an affiliated group (within the meaning of Section 1504(a) of the Code) filing a consolidated federal income Tax Return or any other consolidated, combined or unitary group for any taxable period (other than a group the common parent of which is or was the Company or another Company Entity); nor (ii) has any Liability for the Taxes of any other Person (other than the Company Entities) under Treasury Regulations Section 1.1502‑6 (or any similar provision of state, local, or non-U.S. Law), as a transferee or successor, pursuant to a Contract, as a result of any express or implied obligation to indemnify any other Person, or otherwise (in each case, other than pursuant to (x) customary provisions included in credit agreements, leases, commercial agreements, agreements entered into with employees, and other agreements entered into in the ordinary course of business not primarily related to Taxes and (y) any agreement between or among any of the Company Entities).

(e)        Within the two years preceding the date of this Agreement, none of the Company Entities has been a “distributing corporation” or a “controlled corporation” in a distribution of stock intended to qualify for tax-free treatment under Section 355 of the Code.

(f)          None of the Company Entities has participated in a “listed transaction” within the meaning of Treasury Regulations Section 1.6011‑4(b)(2).  The Company Entities are, and have at all times been, in compliance with the provisions of Sections 6011, 6111 and 6112 of the Code relating to tax shelter disclosure, registration, list maintenance and record keeping and with the Treasury Regulations thereunder (including any predecessor Code provisions or Treasury Regulations thereof, as applicable).  No IRS Form 8886 has been filed with respect to any Company Entity.

(g)          There are no Encumbrances for Taxes on any of the assets of the Company Entities other than Permitted Encumbrances.

(h)          Neither any Company Entity nor the Surviving Corporation will be required, as a result of a change in method of accounting for any period (or portion thereof) ending on or before or including the Closing Date, to include any adjustment under Section 481 of the Code (or any similar or corresponding provision or requirement under any other Tax law) in taxable income for any taxable period (or portion thereof) beginning after the Closing Date.  Neither any Company Entity nor the Surviving Corporation will be required to include any amount in income, or exclude any item of deduction from, taxable income for any taxable period (or portion thereof) beginning after the Closing Date, as a result of any (i) change in, or use of an improper method of accounting, for a taxable period (or portion thereof) ending on or prior to the Closing Date; (ii) “closing agreement” as described in Section 7121 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Income Tax Law) executed on or prior to the Closing Date; (iii) intercompany transaction or excess loss account described in Treasury Regulations under Section 1502 of the Code (or any corresponding or similar provision of state, local, or non-U.S. Income Tax Law) entered into or arising prior to the Closing Date; (iv) installment sale or open transaction disposition made on or prior to the Closing Date; (v) prepaid amount received on or prior to the Closing Date; (vi) election under Section 108(i) of the Code; (vii) application of Section 965 of the Code (including an election made prior to the Closing under Section 965(h) of the Code (or any similar provision of law)) or (viii) transactions effected or investments made prior to the Closing that results in taxable income pursuant to Section 951(a) or 951A of the Code.

(i)          At all times since its formation in connection with its conversion into a limited liability company on July 22, 2019, Smart Operations has been disregarded as an entity separate from its first regarded owner for U.S. federal income Tax purposes (and any applicable state, local, or non-U.S. Tax purposes), and will continue to be so treated through the Closing Date.  No Company Entity has taken or will take any position on any Tax Return contrary to the foregoing unless otherwise required pursuant to applicable Law.

(j)          None of the Company Entities has any material Liability in respect of escheat or unclaimed property Laws.

Section 3.17          Employee Matters; Benefit Plans.

(a)          Section 3.17(a) of the Company Disclosure Schedules sets forth a true, complete and correct list of all labor organizations representing any Company Associate. No other labor organization purports to represent or, to the Knowledge of the Company, is seeking to represent any Company Associate and no Company Entity is a party to, or is bound by, any Collective Bargaining Agreement. In addition, (i) since the Applicable Date there has not been any strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, union grievance or union organizing activity with respect to the Company Associates; (ii) there is not any pending or, to the Knowledge of the Company, threat of any strike, slowdown, work stoppage, lockout, job action, picketing, labor dispute, union grievance or union organizing activity with respect to the Company Associates; (iii) except as would not result in a material Liability to any Company Entity, since the Applicable Date, there has been no Legal Proceeding pending or, to the Knowledge of the Company, threatened relating to employment with any Company Entity, or any employment practices of any kind with respect to the Company Entities, including but not limited to those relating to any Company Employee Agreement, wages and hours, leave of absence, plant closing notification, employment statute or regulation, privacy right, labor dispute, workers’ compensation policy or long-term disability policy, safety, retaliation, immigration or discrimination matters, including charges or complaints of unfair labor practices or harassment complaints; (iv) with respect to the Company Associates, since the Applicable Date, the Company Entities have complied in all material respects with all applicable Laws related to employment, including but not limited to employment practices, employment standards, employment of minors, employment discrimination, health and safety, labor relations, workplace safety, insurance, pay equity, withholding, wages, hours and other terms and conditions of employment (including the classification and compensation of employees for purposes of the Fair Labor Standards Act and cognate state laws) and other Laws in respect of any reduction in force, including notice, information and consultation requirements; (v) the Company Entities and, to the Knowledge of the Company, their respective Affiliates have not received written notice from any Governmental Entity responsible for the enforcement of labor or employment laws of the intent of any such Governmental Entity to conduct an audit, investigation or inquiry relating to the Company Associates or any Employee Plan that has not been completed, and, to the Knowledge of the Company, no such audit, investigation or inquiry is in progress; (vi) except as would not result in a material Liability to any Company Entity, the Company Entities have filed all reports, information and notices required under applicable Laws regarding the hiring, hours, wages, occupational safety and health, employment, promotion, or termination of all employees; (vii) except as would not result in a material Liability to any Company Entity, there is no misclassification of any Company Associate or of any individual that renders services to any Company Entity who is classified as (1) an independent contractor or other non-employee status, (2) an exempt or non-exempt employee or (3) an intern for all purposes, including taxation and Tax reporting, Fair Labor Standards Act purposes and applicable Laws governing the payment of wages; (viii) except as would not result in a material Liability to any Company Entity, the Company Entities have paid or accrued all wages and compensation due to all employees, including all overtime pay, vacations or vacation pay, holidays or holiday pay, sick days or sick pay, and bonuses and have maintained records for all employees, including personnel records, in material compliance with applicable Laws; (ix) to the Knowledge of the Company, there are no outstanding penalties pursuant to worker’s compensation statutes, or charges regarding same for which any Company Entity may be liable; (x) the Company Entities have complied in all material respects with the requirements of the Immigration Reform and Control Act of 1986 and Section 274(A) of the Immigration and Nationality Act with respect to all Company Associates, and all Company Associates who have performed services for the Company Entities in the United States have been legally authorized to work in the United States; and (xi) there has not been any “mass layoff,” “plant closing” or similar event as defined by the Worker Adjustment and Retraining Notification Act, 29 U.S.C. §§ 2101 et seq. and any similar state or local law affecting any of the Company Entities or, any Company Associates (collectively, the “WARN Act”).

(b)         Section 3.17(b) of the Company Disclosure Schedules sets forth an accurate and complete list of the Employee Plans and identifies with an asterisk each Employee Plan that, as of the date of this Agreement, is expected to be sponsored or maintained by a Company Entity as of the Closing Date.  The Company has made available to Buyer prior to the execution of this Agreement, with respect to each Employee Plan, accurate and complete copies (as applicable) of: (i) the plan document and any amendments thereto (or a written summary if a plan document is not available); (ii) any related trust or other funding documents; (iii) the most recent IRS determination letter or opinion letter with respect to the Employee Plan’s tax-qualified status; (iv) the most recent annual actuarial valuation, and the most recent Form 5500; (v) the most recent summary plan description and any material modifications to such summary plan description; and (vi) each insurance or group annuity contract, trust agreement, or other funding vehicle.

(c)          No Employee Plan is a (i) plan subject to Title IV of ERISA or Section 412 of the Code, including any “single employer” defined benefit plan or any “multiemployer plan” (“Multiemployer Plan”), each as defined in Section 4001 of ERISA, (ii) multiple employer plan within the meaning of Section 413(e) of the Code or (iii) multiple employer welfare arrangement as defined in Section 3(40) of ERISA.  With respect to each Employee Plan that is subject to Title IV or Section 302 of ERISA or Sections 412 or 4971 of the Code and that is a “single employer” defined benefit plan, the PBGC has not instituted proceedings to terminate any such Employee Plan. With respect to each Employee Plan that is a Multiemployer Plan, no Company Entity has received any notification that any such Employee Plan is in reorganization, has been terminated or is insolvent, and, to the Knowledge of the Company, as of the date of this Agreement no such Employee Plan is expected to be in reorganization, to be insolvent or to be terminated.  With respect to each Employee Plan that is a “single employer” defined benefit plan or a Multiemployer Plan (including any predecessor plan), the Company has timely made all contributions due or required to be made (including any applicable extensions), either by Law or Contract. There is no incurred but unpaid withdrawal liability with respect to any Multiemployer Plan that may become a Liability of any Company Entity.

(d)          To the Knowledge of the Company, there are no existing circumstances or any events that have occurred that could reasonably be expected to cause the loss of the qualified status of any Employee Plan that is intended to be qualified under Section 401(a) of the Code.  Each of the Employee Plans (including any predecessor plan) is and has been established, maintained, funded, administered and operated in material compliance with its terms and all applicable Laws, including ERISA and the Code.

(e)          Section 3.17(e) of the Company Disclosure Schedules sets forth the Company’s reasonable best estimate of the value of the payments, other than severance due as a result of a termination following the date of this Agreement or amounts that are not reasonably determinable, that may be received by any Business Associate (A) in connection with the consummation of the Transactions (including in combination with other events or circumstances) or (B) from any Red Store Entity or any of their Affiliates on or after the Closing. Other than as set forth on Section 3.17(e) of the Company Disclosure Schedules, the consummation of the

Transactions (including in combination with other events or circumstances) will not: (i) entitle any Business Associate or independent contractor of any of the Company Entities to any compensation or benefits; (ii) accelerate the time of payment or vesting, or increase the amount, of compensation or benefits due to any Business Associate or independent contractor of any of the Company Entities; (iii) cause the Company to transfer or set aside any assets to fund any benefits under any Employee Plan; (iv) limit or restrict the right to amend, terminate or transfer the assets of any Employee Plan on or following the Effective Time; or (v) obligate the Company Entities to provide any other Person with any payments or benefits in the nature of compensation.  The Company Entities are not a party to any Contract that would require, nor do the Company Entities have any obligation (current or contingent), to compensate any individual for excise Taxes paid pursuant to Sections 409A, 457A or 4999 of the Code, and no Business Associate has any right to compensation for any such excise Taxes.  No payment or deemed payment by the Company Entities will arise or be made as a result (alone or in combination with any other event) of the execution, delivery and performance of this Agreement by the Company, or the consummation by the Company of the Transactions, in each case, that would constitute an “excess parachute payment” pursuant to Section 280G of the Code.

(f)        Except as would not reasonably be expected to result in a material liability to the Company Entities: (i) there are no pending or, to the Knowledge of the Company, threatened or anticipated claims (other than routine claims for benefits) by, on behalf of or against any Employee Plan, any trust related thereto or any predecessor plan; and (ii) no audit or other proceeding by a Governmental Entity is pending or, to the Knowledge of the Company, threatened or anticipated with respect to any Employee Plan.

(g)         None of the Company Entities is party to a settlement agreement entered into following the Applicable Date with any Company Associate or current or former independent contractor of any Company Entity relating to allegations of sexual harassment or sexual misconduct made against any current or former officer, director or other employee of the Company Entities at or above the manager or equivalent level of any Company Entity.  There are no, and since the Applicable Date, there have not been any Legal Proceedings pending or, to the Knowledge of the Company, threatened, against any Company Entity, in each case, involving allegations of sexual harassment or sexual misconduct by any current or former officer, director or other employee of the Company Entities at or above the manager or equivalent level of any Company Entity.

(h)          With respect to each benefit arrangement that is maintained or administered by a Governmental Entity in which any Company Associate participates in, or receives benefits from and to which the employer’s only obligation is to make statutorily required contributions (each a “Governmental Plan”), all contributions due or required to be made by the applicable Company Entity have been timely made, and no Liability that may become a Liability of any Company Entity (other than Liabilities with respect to ongoing, required contributions), contingent or otherwise, exists with respect to any Governmental Plan.

(i)          To the Knowledge of the Company, in the past six (6) years, there has been no “reportable event” (as such term is defined in Section 4043(c) of ERISA and the regulations thereunder) with respect to the Pension Plan or any predecessor of such plan.  Each merger, consolidation, transfer or other transaction subject to Section 414(l) of the Code or Section 208 of

ERISA involving any Employee Plan or any predecessor to such Employee Plan has complied in all material respects with the requirements of such sections, as applicable, and all required submissions to any Governmental Entity in connection with any such merger, consolidation, transfer or other transaction, including without limitation filing of Form 5310-A and all required exhibits and attachments with the IRS, have been timely submitted.

(j)         None of the Company Entities nor any other Person, including any fiduciary, has (i) engaged in any “prohibited transaction” (as defined in Section 4975 of the Code or Section 406 of ERISA), (ii) breached any fiduciary duty under Title I of ERISA or (iii) otherwise acted in any manner, or failed to act in a manner, that would reasonably be expected to subject any Employee Plan, any predecessor to any such Employee Plan or their related trusts, any Company Entity or any Person that any Company Entity has an obligation to indemnify, to any material tax or penalty imposed under Section 4975 of the Code or Section 502 of ERISA.

(k)         No Employee Plan provides retiree health or life insurance benefits except (i) as may be required by Section 4980B of the Code and Section 601 of ERISA or any other applicable Law or (ii) where the full cost of which is borne by the recipient.

(l)          Section 3.17(l) of the Company Disclosure Schedules sets forth, as of the date hereof, for each current Employee with the title of director or above, such Employee’s name, hire date, annual base salary or wage rate, annual target incentive compensation or commission opportunity and whether such individual is a Business Associate.

Section 3.18        Environmental Matters.  Except for those matters that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect: (a) the Company Entities are, and since the Applicable Date, have been, in compliance with all applicable Environmental Laws, which compliance includes obtaining, maintaining and complying with all Governmental Authorizations required under Environmental Laws for the operation of their respective businesses; (b) there is no investigation, suit, claim, action or Legal Proceeding relating to or arising under any Environmental Law that is pending or, to the Knowledge of the Company, threatened in writing against any Company Entity or any Company Real Property; (c) since the Applicable Date (or arising prior to the Applicable Date but remaining unresolved), the Company Entities have not received any written notice, report or other information of or entered into any legally-binding agreement, order, settlement, judgment, injunction or decree involving uncompleted, outstanding or unresolved violations, Liabilities or requirements on the part of the respective Company Entities, or otherwise with respect to the Company Real Property or Company products, relating to or arising under Environmental Laws; (d) to the Knowledge of the Company, there are and since the Applicable Date has been no presence or Release of any Hazardous Materials at, from or to any Company Real Property or any other real property currently or formerly owned, leased or operated by the Company or to which the Company has disposed or arranged for the disposal of Hazardous Materials, nor, to the Knowledge of the Company, since the Applicable Date has there been any exposure to Hazardous Materials or any sale, distribution or marketing of any product containing any Hazardous Material, in each case, that would reasonably be expected to result in any claim against or Liability of any Company Entity under any Environmental Law; (e) no Company Entity has assumed, retained, undertaken, or otherwise become subject to any Liability of another Person relating to Environmental Laws; and (f) the Company Entities have provided copies of all Phase I, Phase II and other environmental remedial reports in and, to the extent completed since the Applicable Date, all other written environmental audits, in each case in their respective possession or control.

Section 3.19         Insurance.  Except as would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect, (a) the Company Entities own or hold policies of insurance, or are self-insured, in amounts providing reasonably adequate coverage against all risks customarily insured against by companies in similar lines of business as the Company Entities, and (b) all such insurance policies of the Company Entities relating to the business, assets and operations of the Company Entities in effect as of the date of this Agreement are in full force and effect, no notice of cancellation or modification has been received by the Company Entities, and there is no existing default or event which, with the giving of notice or lapse of time or both, would constitute a default by any insured under such insurance policies.  As of the date of this Agreement, no policy limits applicable to any material insurance policies of the Company Entities covering a period which includes the date of this Agreement have been exhausted or materially reduced.  The Company has provided Buyer with a schedule of all material insurance policies held by the Company Entities.

Section 3.20         Legal Proceedings; Orders.

(a)         There is no Legal Proceeding pending and served (or, to the Knowledge of the Company, pending and not served or overtly threatened) against any Company Entity or to the Knowledge of the Company, against any present or former officer, director or employee of any Company Entity in such individual’s capacity as such, other than any Legal Proceedings that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(b)         There is no outstanding order, writ, injunction, judgment, ruling or arbitration award to which any Company Entity is subject that has had, or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(c)         No investigation or review by any Governmental Entity with respect to any Company Entity is pending or being threatened, other than any investigations or reviews that have not had, and would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 3.21      Brokers and Other Advisors.  Except for the fees and expenses of Credit Suisse Securities (USA) LLC and Deutsche Bank Securities Inc., which shall be deemed Transaction Costs, no broker, finder, investment banker or financial advisor is entitled to any brokerage, finder’s or other similar fee or commission, or the reimbursement of expenses, in connection with the Transactions based upon arrangements made by or on behalf of the Company.

Section 3.22        Affiliate Transactions.  Except as set forth on Section 3.22 of the Company Disclosure Schedules, there are no Contracts or transactions between or among any Company Entity, on the one hand, and any officer, director, manager, stockholder or member of any Company Entity or, to the Knowledge of the Company, any Affiliate or immediate family member of any officer, director, manager, stockholder or member of any Company Entity, on the other hand, except for employment Contracts or relationships, the provision of compensation and benefits to officers, directors, managers or Employees of the Company Entities and powers of attorney and similar grants of authority, in each case, made or entered into by any Company Entity in the ordinary course of business (collectively, “Affiliate Contracts”).

Section 3.23        Company Vendors.  Section 3.23 of the Company Disclosure Schedules sets forth (a) the top six supply-chain vendors of the Business and (b) the top ten merchandising vendors of the Business, in each case, for the fiscal year ended December 30, 2019 (in the case of clauses (a) and (b), each, a “Company Vendor”).  Since December 30, 2019, (i) no Company Entity has received written notice that such Company Entity is in breach or default under any Contract with a Company Vendor, (ii) to the Knowledge of the Company, no Company Vendor is in breach or default under any Contract with the Company and (iii) no Company Vendor has terminated, materially curtailed or notified any Company Entity in writing that it intends to terminate or materially curtail any business relationship with such Company Entity. As of the date of this Agreement, the Company has made available to Buyer or Buyer’s Representatives an accurate and complete and correct copy of each Contract with a Company Vendor.

Section 3.24        Sufficiency of Assets.  Except for the services provided to, and rights of the Company Entities under, the Services Agreement, the assets, properties and rights owned by the Company Entities on the Closing Date will comprise all the assets, properties and rights used or held for use by the Company Entities in the operation and conduct of the Business as conducted as of the date hereof, and, when taken together with the services provided to and rights of the Company Entities under the Services Agreement, will be sufficient to permit Buyer, immediately following the Closing Date, to operate and conduct the Business in all material respects as conducted as of the date hereof by the Company Entities.

Section 3.25         Separation.  Prior to the Closing Date, the Separation (other than transactions that by their terms are to be effective or consummated subsequent to the Closing Date), will be completed in all material respects, in each case, in accordance with the Separation Agreement. Except as otherwise expressly contemplated pursuant to this Agreement and the Separation Agreement, no Company Entity is liable for any liabilities related to Red Topco or the Red Store Entities or their businesses or operations.

Section 3.26         Appraisal Rights.  All Company Stockholders other than the Consenting Stockholder have waived any dissenter’s rights, appraisal rights and other similar rights.

Section 3.27          No Other Representations or Warranties.  Except as set forth in this Article III (as qualified or modified by the Company Disclosure Schedules) or in a certificate delivered pursuant to this Agreement, (a) the Company Common Shares (including, indirectly through the sale of the Company Common Shares, the assets, properties, liabilities, condition, operations or prospects of the Company Entities) are being sold on an “as is, where is” basis as of the Closing and (b) none of the Company, its respective Affiliates or any of their respective Representatives have made, or shall be deemed to have made, any other representation or warranty, express or implied, at law or in equity, in respect of the Company Common Shares or the assets, properties, Liabilities, condition, operations or prospects of the Company Entities, including with respect to (i) merchantability or fitness for any particular purpose, (ii) the operation of the business of the Company Entities after the Closing, (iii) the probable success or profitability of the business of the Company Entities after the Closing or (iv) the accuracy or completeness of any

(A) projections, predictions, forecasts, estimates, plans or budgets of future revenues, expenses or expenditures, future results of operations (or any component thereof), future cash flows (or any component thereof) or future financial condition (or any component thereof) that may be contained or referred to in the Company Disclosure Schedules or elsewhere or (B) information, documents or materials regarding the business of the Company Entities, the Company Common Shares or the assets and properties of the Company Entities, including any information furnished or made available to Buyer, its Affiliates or their respective Representatives in any confidential information memorandum or presentation, “data room,” “virtual data room,” management presentation or in any other form in expectation of, or in connection with, the Transactions (the items and information referred to in the immediately preceding clauses (A) and (B) collectively, the “Evaluation Material”), or the appropriateness or suitability of the Evaluation Material for the purposes of enabling the Buyer to evaluate the consummation of the Transactions.  Any such other representations or warranties are hereby expressly disclaimed.  None of the Company, its respective Affiliates or any of their respective Representatives will have or be subject to any Liability or indemnification obligation to the Buyer or any other Person resulting from the distribution to the Buyer, its Affiliates or their respective Representatives of, or the Buyer’s use of or reliance on, any Evaluation Material in expectation of the Transactions.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF BUYER AND MERGER SUB

Buyer and Merger Sub represent and warrant to the Company as follows:

Section 4.1          Due Organization.  Each of Buyer and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of its jurisdiction of organization.  Each of Buyer and Merger Sub has all necessary power and authority: (a) to conduct its business in the manner in which its business is currently being conducted; (b) to own and use its assets in the manner in which its assets are currently owned and used; and (c) to perform its obligations under all Contracts by which it is bound, except for any such failure that would not have, and would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.  Each of Buyer and Merger Sub is qualified or licensed to do business as a foreign corporation, and is in good standing, in each jurisdiction where the nature of its business or the character or location of the assets owned or used by it requires such qualification or licensing, except where the failure to be so qualified, licensed or in good standing does not have, and would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

Section 4.2         Merger Sub.  Merger Sub was formed solely for the purpose of engaging in the Transactions and activities incidental to the Transactions and has not engaged in any business activities or conducted any operations other than in connection with the Transactions and those incident to Merger Sub’s formation.  Buyer owns beneficially and of record all of the outstanding capital stock of Merger Sub, free and clear of all Encumbrances and transfer restrictions, except for such Encumbrances and transfer restrictions of general applicability as may be provided under the Securities Act or other applicable securities laws.

Section 4.3          Authority; Binding Nature of Agreement.  Buyer and Merger Sub have all necessary corporate power and authority to enter into, deliver and to perform their obligations under this Agreement and to consummate the Transactions.  The execution, delivery and performance by Buyer and Merger Sub of this Agreement have been duly authorized by all necessary action on the part of Buyer and Merger Sub and their respective boards of directors (subject to the adoption of this Agreement by Buyer as the sole stockholder of Merger Sub, which shall occur immediately following the execution and delivery of this Agreement).  Assuming due authorization, execution and delivery by the Company, this Agreement constitutes the legal, valid and binding obligation of Buyer and Merger Sub, and no other corporate proceedings on the part of Buyer or Merger Sub are necessary to authorize the execution and delivery of this Agreement or the consummation of the Transactions (subject to the adoption of this Agreement by Buyer as the sole stockholder of Merger Sub, which shall occur immediately following the execution and delivery of this Agreement).  Assuming due authorization, execution and delivery by the Company, this Agreement is enforceable against Buyer and Merger Sub in accordance with its terms, except as such enforcement may be subject to bankruptcy, insolvency, fraudulent transfer, reorganization, moratorium and other similar laws of general applicability relating to or affecting the enforcement of creditor’s rights, and by general equitable principles.

Section 4.4          Non-Contravention; Consents.

(a)          Assuming compliance with the applicable provisions of the HSR Act, the execution and delivery of this Agreement by Buyer and Merger Sub, and the consummation of the Transactions, do not and will not: (i) cause a violation of any of the provisions of the certificate of incorporation or bylaws or other organizational documents of Buyer or Merger Sub; (ii) assuming compliance with the matters referred to in Section 3.5(b) of the Company Disclosure Schedules, cause a violation by Buyer or Merger Sub of any Law or order applicable to Buyer or Merger Sub, or to which they are subject; (iii) require any Consent or notice under, conflict with, result in a breach of, or constitute a default under, or give rise to any right of purchase, termination, amendment, acceleration or cancellation under, any material Contract to which Buyer or Merger Sub are party or bound by; or (iv) result in the creation of any Encumbrance (other than Permitted Encumbrance) on any properties or assets of Buyer or Merger Sub, except in the case of clauses (ii), (iii) and (iv), as would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.

(b)          Except as required in connection with the matters set forth in Section 3.5(b) of the Company Disclosure Schedules and as required by the HSR Act, neither Buyer nor Merger Sub, nor any of Buyer’s other Affiliates, is required to give notice to, make any filing with, or obtain any Consent from any Governmental Entity at any time prior to the Closing in connection with the execution and delivery of this Agreement by Buyer or Merger Sub or the consummation by Buyer or Merger Sub of the Merger or the other Transactions, except those filings, notifications, approvals, notices or Consents the failure to make, obtain or receive would not reasonably be expected to have, individually or in the aggregate, a Buyer Material Adverse Effect.  No vote of Buyer’s or Merger Sub’s stockholders is necessary to approve this Agreement or any of the Transactions.

Section 4.5          Absence of Litigation.  There is no Legal Proceeding pending and served or, to the Knowledge of Buyer, pending and not served against Buyer or Merger Sub other than

(a) any Legal Proceedings except as have not had and would not reasonably be expected to have a Buyer Material Adverse Effect and (b) any Legal Proceedings made or brought by any of the current or former stockholders of the Company (on their own behalf or on behalf of the Company) against Buyer or Merger Sub arising out of the Merger or in connection with the Transactions (except as it relates to breaches by Buyer or Merger Sub of this Agreement).  As of the date of this Agreement, to the Knowledge of Buyer or Merger Sub, neither Buyer nor Merger Sub is subject to any continuing order of, consent decree, settlement agreement or similar written agreement with, or continuing investigation by, any Governmental Entity, or any order, writ, judgment, injunction, decree, determination or award of any Governmental Entity, except as would not and would not reasonably be expected to have a Buyer Material Adverse Effect.

Section 4.6          Available Funds; Solvency.

(a)          Buyer has and at the Closing will have available cash resources or other sources of immediately available funds (including available lines of credit) in an amount sufficient to (i) pay the Redemption Amount and the Merger Consideration payable under Article II and to satisfy all other payments required to be made pursuant to this Agreement by or on behalf of Buyer, Merger Sub, the Company or the Surviving Corporation (whether payable before, at or after the Closing), (ii) pay any related fees, costs and expenses incurred by Buyer or its Affiliates in connection with the Transactions and (iii) otherwise consummate the Transactions, evidence of which has been delivered to the Company.  Buyer’s and Merger Sub’s obligations under this Agreement, including their obligations to consummate the Merger, are not subject to any condition regarding Buyer’s and Merger Sub’s obtaining of funds to consummate the Transactions.

(b)        After giving effect to the Transactions, Buyer and the Company Entities (assuming the accuracy of the representations and warranties set forth in Article III) will, on a consolidated basis, (i) be able to pay their debts as such debts become due, (ii) have capital sufficient to carry out their respective businesses as currently conducted and (iii) own assets and properties having a value both at fair market valuation and at fair saleable value in the ordinary course of business greater than the amount required to pay their respective Indebtedness and other obligations as the same mature and become due.

Section 4.7          Non-Reliance; Acknowledgement by Buyer and Merger Sub.

(a)          Buyer acknowledges and confirms that, except for the representations and warranties expressly set forth in Article III (as qualified or modified by the Company Disclosure Schedules) or in a certificate delivered pursuant to this Agreement, none of the Company, their respective Affiliates or any of their respective Representatives have made, or shall be deemed to have made, and Buyer has not relied on, is not relying on and hereby disclaims reliance upon, any other representation or warranty, express or implied, at law or in equity, in respect of the Company or the assets and properties of the Company Entities, including with respect to (a) merchantability or fitness for any particular purpose, (b) the operation of the business of the Company Entities after the Closing, (c) the probable success or profitability of the business of the Company Entities after the Closing or (d) the accuracy or completeness of any Evaluation Material or the appropriateness or suitability of such information for the purposes of enabling Buyer to evaluate the consummation of the Transactions. None of the Company, their respective Affiliates or any of their respective Representatives will have or be subject to any Liability to Buyer or any other

Person resulting from the distribution to Buyer, its Affiliates or their respective Representatives of, or Buyer’s use of or reliance on, any Evaluation Material in expectation of the Transactions. Buyer confirms that the Company has made available to Buyer and Buyer’s Representatives such opportunity to ask questions of the personnel of the Company Entities, as well as such access to the offices, properties and books and records of the business of the Company Entities as deemed appropriate by Buyer in connection with its determination to enter into this Agreement and consummate the Transactions.

(b)          Buyer has conducted to its satisfaction its own independent review and analysis of, and based thereon has formed an independent judgment concerning, the Transactions and the assets, properties, Liabilities, condition, operations and prospects of the business of the Company Entities.  Buyer and Merger Sub have been given access to and an opportunity to examine such documents, materials and information concerning the Company Entities as Buyer and Merger Sub have deemed necessary or advisable in order to reach an informed decision as to the decision to enter into this Agreement and consummate the Transactions.  In connection with such due diligence investigation of the Company Entities by Buyer and Merger Sub and their respective Affiliates, stockholders and Representatives, Buyer and Merger Sub and their respective Affiliates, stockholders and Representatives have received or been provided access to and may continue to receive or be provided access to (including in any “data rooms”) after the date of this Agreement from the Company, the other Company Entities, and their respective Affiliates, stockholders and Representatives, certain estimates, projections, forecasts and other forward-looking information, as well as certain business plan information, regarding the Company Entities and their respective businesses and operations.  Buyer and Merger Sub acknowledge that there are uncertainties inherent in attempting to make such estimates, projections, forecasts and other forward-looking statements, as well as in such business plans, and that Buyer and Merger Sub will have no claim against the Company Entities, or any of their respective Affiliates, stockholders or Representatives, or any other Person with respect to such matters unless any such information is expressly included in a representation or warranty contained in Article III or in a certificate delivered pursuant to this Agreement.  Each of Buyer and Merger Sub acknowledges and agrees that neither the Company Entities nor any of their respective Affiliates, stockholders or Representatives, nor any other Person, has made or is making any express or implied representation or warranty with respect to such estimates, projections, forecasts, forward-looking statements or business plans unless any such information is expressly included in a representation or warranty contained in Article III or in a certificate delivered pursuant to this Agreement.

Section 4.8          Brokers and Other Advisors.  No broker, finder, investment banker or financial advisor is entitled to any brokerage, finder’s or other similar fee or commission, or the reimbursement of expenses, in connection with the Transactions based upon arrangements made by or on behalf of Buyer, Merger Sub or any of their respective Subsidiaries except for Persons, if any, whose fees and expenses shall be paid by Buyer or Merger Sub.

Section 4.9          Other Matters.  The representation set forth on Section 4.9 of the Company Disclosure Schedules is true and correct.

ARTICLE V

COVENANTS

Section 5.1          Access to Information.

(a)          During the Interim Period, the Company shall provide Buyer and its Representatives with reasonable access to the employees and the books, records, files and documents of, or relating to, the Company Entities and their material operations, in each case, as reasonably requested by Buyer, in each case, except for information (i) that any Company Stockholder reasonably believes such Company Stockholder or any Company Entity is prohibited from providing to Buyer by reason of applicable Law or (ii) that constitutes, or allows access to, information protected by attorney-client privilege; provided, that the Company shall use commercially reasonable efforts to provide the information sought in such investigation in a manner that does not contravene any such Law or jeopardize such attorney-client privilege (provided that the provision of such information may be conditioned on the execution of a joint defense agreement in customary form); provided, however, that such access shall (A) be conducted at Buyer’s expense, during normal business hours and under the supervision of personnel of such Company Stockholder or the Company Entities, as applicable, (B) not unreasonably disrupt the normal operations of any Company Entity, (C) comply with all applicable Laws, including those regarding the exchange of competitively sensitive information, and (D) not include any invasive environmental sampling (including soil, groundwater, surface water or sediment sampling) without the Company’s consent (which consent may be given or withheld in the Company’s sole discretion).  All of such information shall be treated as Evaluation Material subject to the terms of the Confidentiality Agreement, the provisions of which are acknowledged by the Parties as a continuing obligation in accordance with its terms.  If any material is withheld by the Company pursuant to this Section 5.1(a), the Company shall inform Buyer as to the general nature of what is being withheld. Notwithstanding anything to the contrary contained in this Agreement, Buyer shall not be permitted during the Interim Period to contact any Company Entity’s vendors, employees, customers or suppliers, or any Governmental Entities (except in connection with applications for Permits or Filings required to be made prior to the Closing under this Agreement and, in such case, only in accordance with the terms of this Agreement) regarding the operations or legal status of, or any such Person’s relationships with, any Company Entity without receiving prior written consent from the Company (such consent not to be unreasonably withheld, conditioned or delayed); provided, that the foregoing clause shall not restrict contacts with any Person made in the ordinary course of business consistent with past practice so long as such contacts do not in any way refer or relate to the Transactions (including the existence or discussions thereof).

(b)          Following the Closing, each Company Stockholder shall be entitled to retain copies (at such Company Stockholder’s sole cost and expense) of any books or records in its possession relating to such Company Stockholder’s direct or indirect ownership of the Company Entities, as applicable, and their respective businesses.

(c)          After the Closing, Buyer will, and will cause its Subsidiaries and Representatives to, afford to each Company Stockholder, and its Representatives, reasonable access to the books, records, files and documents of, or relating to, the Company Entities in order to permit such Persons to (i) prepare for, participate in and defend any Legal Proceedings relating to or involving such Persons or (ii) discharge their obligations under this Agreement, and will afford such Persons reasonable assistance in connection therewith, in each case, except for information (A) that the Buyer reasonably believes the Buyer or any Company Entity is prohibited from providing to such Company Stockholder or Representative by reason of applicable Law or (B) that constitutes, or allows access to, information protected by attorney-client privilege; provided, that the Buyer shall use commercially reasonable efforts to provide the information sought in such investigation in a manner that does not contravene any such Law or jeopardize such attorney client privilege (provided that the provision of such information may be conditioned on the execution of a joint defense agreement in customary form); provided, however, that such access shall (A) be conducted at such Company Stockholder’s expense, during normal business hours and under the supervision of personnel of Buyer and the Company Entities, as applicable, (B) not unreasonably disrupt the normal operations of Buyer or any Company Entity and (C) comply with all applicable Laws, including those regarding the exchange of competitively sensitive information.  Buyer will cause such records to be maintained for not less than six years from the Closing Date. Notwithstanding any provision of this Agreement or otherwise, with respect to any Legal Proceeding between Buyer and its Affiliates, on the one hand, and any Red Store Entity, Company Stockholder or the Stockholders’ Representative and their respective Affiliates, on the other hand, the Parties and their respective Representatives shall only be entitled to access and cooperation consistent with that available pursuant to court-supervised discovery procedures.

Section 5.2          Conduct of Business Pending the Closing.  During the Interim Period, and except (i) as required by Law, (ii) as expressly permitted or required by this Agreement or the Separation Agreement, (iii) as set forth on Section 5.2 of the Company Disclosure Schedules or (iv) with the consent of Buyer, which consent shall not be unreasonably withheld, conditioned or delayed, the Company shall, and shall cause each Company Entity, as applicable, (x) to conduct its business in the ordinary course of business consistent with past practices and use commercially reasonable efforts to preserve intact its present business organizations and (y) without limiting the generality of the foregoing clause (x), not to:

(a)         incur any additional Indebtedness for borrowed money in excess of $1,000,000 or grant any guarantee in respect thereof, other than in the ordinary course of business or incurred under the Credit Facility;

(b)         (i) declare, set aside or pay any dividend or other distribution, other than cash dividends or other cash distributions in respect of any Company Common Shares or Company Preferred Shares or dividends paid in kind in respect of any Company Preferred Shares in accordance with the Certificate of Designation, as in effect on the date hereof, or (ii) declare or authorize any dividend or other distribution (including in cash) if the record date therefor is prior to the Closing and payment date therefor is after the Closing;

(c)          (i) sell, transfer, grant any Encumbrance (other than a Permitted Encumbrance) on or otherwise dispose of any Owned Real Property or any portion therein; or (ii) amend, terminate, exercise any option, waive any material term under or fail to use reasonable efforts to enforce any Company Lease or enter into any new lease or sublease with respect to any real property;

(d)        acquire (whether by merger, consolidation, acquisition of stock or assets or otherwise), directly or indirectly, any material assets, other than (A) pursuant to existing Contracts, accurate and complete and correct copies of which have been made available to Buyer prior to the date hereof or (B) in the ordinary course of operating the business;

(e)         sell, lease or otherwise dispose of (whether by merger, consolidation, acquisition or disposition of stock or assets or otherwise) any of its properties or assets that are material to its business, other than (A) pursuant to existing Contracts, accurate and complete and correct copies of which have been made available to Buyer prior to the date hereof or (B) in the ordinary course of operating the business;

(f)          grant, issue, sell or otherwise dispose of any of the Equity Securities of any Company Entity, other than, if applicable, the conversion of the Company Preferred Shares into Company Common Shares in accordance with the Organizational Documents of the Company;

(g)        merge or consolidate with or into any other Person, or adopt a plan or agreement of complete or partial dissolution, liquidation, restructuring, recapitalization or other reorganization;

(h)         (i) amend, terminate (other than a termination related to a default by the counterparty under the applicable Material Contract) or waive any material term under or fail to use commercially reasonable efforts to enforce any Material Contract; or (ii) enter into any new Contract that would have been a Material Contract had it been in effect as of the date hereof, in each case, other than in the ordinary course of business;

(i)          make any change in its material accounting policies or practices, except as required by GAAP or applicable Law;

(j)          except as required by the terms and provisions of any Employee Plan or Collective Bargaining Agreement, in each case, as in effect on the date of this Agreement: (i) adopt, materially amend or terminate any Employee Plan or Collective Bargaining Agreement, except for such amendments necessary to implement the transactions contemplated by the Separation Agreement; (ii) provide any loans to, or increase the compensation or benefits of, any Company Associate, other than compensation increases in the ordinary course of business consistent with past practices for Company Associates below the level of director; (iii) with respect to any Company Associate, (A) accelerate the vesting or payment of any compensation or benefits or (B) grant or modify any severance, termination, change in control or retention payment or benefit; (iv) change any actuarial or other assumption used to calculate funding obligations with respect to any Employee Plan or change the manner in which contributions to any Employee Plan are made or determined; or (v) take any action that would affect whether or not an individual is classified as a Company Associate, except for (A) hiring or terminating Company Associates below the level of director in the ordinary course of operating the business consistent with past practices, (B) terminating Company Associates for cause (as reasonably determined by the Company Entities and their Affiliates) or (C) transferring any employee of a Company Entity who, as of the date of this Agreement, is not primarily engaged in the operation of the Business;

(k)         enter into any agreement, arrangement or other understanding, whether or not in writing, with the IRS, PBGC, DOL or any other Governmental Entity with respect to, or affecting, the Pension Plan, including any undertaking or promise relating to funding or notification obligations;

(l)           amend or modify its Organizational Documents;

(m)        amend or modify the Separation Agreement or any Separation Document entered into prior to the date hereof in a manner that is or would reasonably be expected to be adverse to the Buyer, the Company Entities or the Business (other than such impacts that are reasonably expected to be only de minimis in nature);

(n)          mortgage, pledge or subject to any Encumbrance (other than Permitted Encumbrances) any of its material assets, other than pursuant to existing Contracts, accurate and complete and correct copies of which have been made available to Buyer prior to the date hereof;

(o)          transfer, assign, sell, lease, license, sublicense, abandon, permit to lapse or expire any material Intellectual Property (other than (A) pursuant to existing Contracts, accurate and complete and correct copies of which have been made available to Buyer prior to the date hereof or (B) an abandonment, expiration or failure to renew or maintain any registered Intellectual Property not material to the Business in the ordinary course of business);

(p)          engage in any new line of business;

(q)        acquire (whether by merger, consolidation, acquisition of stock or otherwise) any Equity Securities of any Person other than a Company Entity, except for short-term investments or cash equivalents made in the ordinary course of business consistent with past practices;

(r)          make any capital expenditures in any fiscal year that are in the aggregate in excess of (i) the amounts set forth in the financial model attached hereto as Schedule B plus (ii) 10% of such amounts;

(s)         settle any pending or threatened Legal Proceeding other than (i) any settlement if the amount to be paid by any Company Entity in such settlement does not exceed the amount that would be expected to be paid or reimbursed under insurance policies or (ii) for an amount not in excess of $500,000 individually or $2,000,000 in the aggregate, provided that such settlement does not result in any continuing obligations (other than customary confidentiality obligations) of any Company Entity and does not involve any injunctive or equitable relief, or impose restrictions (other than customary confidentiality obligations) on any Company Entity;

(t)          other than as expressly set forth in the Separation Agreement, (i) make, change or revoke any material Tax election or change any method of accounting in respect of Taxes, (ii) settle or compromise any claim or assessment relating to a material amount of Taxes or (iii) amend any U.S. federal income or other material Tax Return; or

(u)          agree or commit to do any of the foregoing.

Nothing contained in this Agreement shall be deemed to directly restrain any actions taken by any Red Store Entity or to give Buyer, directly or indirectly, any right to control or direct the business or operations of any Company Entity prior to the Closing.  Prior to the Closing, the Company Entities shall exercise, consistent with the terms and conditions of this Agreement, complete control and supervision over their respective businesses, assets and operations.

Section 5.3          Publicity.  Buyer and the Company shall reasonably cooperate to prepare, and mutually agree to the text of, a public announcement regarding the Transactions promptly following the date of this Agreement.  Notwithstanding the foregoing, none of the Parties will make any public announcement or issue any public communication regarding this Agreement or the Transactions or any matter related to the foregoing, without the prior written consent of the Company (or, following the Closing, the Stockholders’ Representative), in the case of a public announcement or communication by the Buyer, or the Buyer, in the case of a public announcement or communication by the Company (or, following the Closing, the Stockholders’ Representative) (such consents, in either case, not to be unreasonably withheld, conditioned or delayed), except (a) if such announcement or other communication is required by applicable Law, Order or the rules and regulations of any national securities exchange or national securities quotation system, in which case the disclosing Party shall, to the extent permitted by applicable Law, Order, rule or regulation, first allow the Buyer or the Company (or, following the Closing, the Stockholders’ Representative), as applicable, to review such announcement or communication and comment thereon, and the disclosing Party shall consider such comments in good faith and (b) announcements and communications to Governmental Entities in connection with Filings or Permits relating to the Transactions required to be made under this Agreement; provided, that, except to the extent required by the immediately preceding clauses (a) and (b), no Party shall make, or allow to be made, any public announcement or communication that includes or references (i) the Merger Consideration or any element thereof, or any of the other economic terms of the Transactions, without the prior written consent of the Buyer or the Company (or, following the Closing, the Stockholders’ Representative), as applicable, or (ii) any Affiliate of Stockholders’ Representative (other than the Company) without the prior written consent of the Person referred to in such announcement or statement; provided, however, that nothing herein will prohibit the issuance of any public announcement or communication made by the Parties or their Affiliates which is consistent with the initial public announcement and the terms of this Agreement and does not contain any information relating to the Parties or this Agreement or the Transactions that has not been previously announced or made public in accordance with the terms of this Agreement.  For the avoidance of doubt, the foregoing shall not restrict disclosures by the Stockholders’ Representative to the Company Stockholders in order that such Company Stockholders may provide information about this Agreement and the Transactions to their respective limited partners and prospective limited partners in connection with their ordinary course fundraising, reporting and other activities. Buyer and the Company shall reasonably consult with each other concerning the means by which the employees, customers and suppliers of the Company Entities and any other Persons having business dealing with the Company Entities will be informed of the Transactions.

Section 5.4          Exclusivity.  During the Interim Period, each Company Entity and any of their respective Representatives shall not, directly or indirectly, enter into, knowingly solicit, initiate or continue any discussions or negotiations with, or knowingly encourage any inquiries or proposals by, or participate in any negotiations with, or provide any information to, or enter into any agreement, understanding, commitment or letter of intent with, or otherwise cooperate in any way with, any Person or group of Persons concerning any sale of all or substantially all of the assets of the Company Entities, taken as a whole, or any of the Company Common Shares, Company Preferred Shares or equity interests of any Company Entity, or any change of control transaction, consolidation, merger, business combination, conversion, consolidation, liquidation, dissolution or similar transaction involving any Company Entity, in each case, other than with Buyer, Merger Sub and their respective Representatives. The Company shall, and shall cause its Representatives to, immediately cease all existing discussions or negotiations conducted heretofore with respect to any of the foregoing and promptly request that any materials provided to any Person (other than Buyer, Merger Sub and their respective Representatives) in connection therewith be returned to the Company or destroyed in accordance with the terms of the applicable nondisclosure agreement between any Company Entity and any such Person.

Section 5.5          Expenses.  Except as otherwise expressly provided in this Agreement, whether or not the Transactions are consummated, each Party will pay its own costs and expenses incurred in anticipation of, relating to and in connection with the negotiation and execution of this Agreement, the performance of the obligations under this Agreement and the consummation of the Transactions; provided, however, that, at the Closing, the Estimated Closing Transaction Costs shall be paid in accordance with Article II.  Notwithstanding the immediately preceding sentence, Buyer shall pay (a) all filing fees required by Governmental Entities with respect to Filings or Permits required in connection with the execution and delivery of this Agreement, the performance of the obligations under this Agreement and the consummation of the Transactions, including filing fees in connection with Filings under the HSR Act and (b) the fees and expenses of the Paying Agent in accordance with Section 2.7(a) and the Escrow Agent in accordance with Section 2.9(c).

Section 5.6          HSR Filings.

(a)          Without limiting the generality of Section 5.9, each Party shall, and shall cause its Affiliates to, use their reasonable best efforts to (i) file with the United States Federal Trade Commission and the United States Department of Justice, the Notification and Report Form required for the Transactions pursuant to the HSR Act within 10 Business Days following the execution of this Agreement, (ii) supply as promptly as practicable any additional information or documents that may be requested pursuant to the HSR Act and (iii) take all other actions necessary to cause the expiration or termination of the applicable waiting periods and to obtain any Permit required under the HSR Act as soon as reasonably practicable.  Each Party shall, and shall cause its respective Affiliates to, comply substantially with any additional requests for information, including requests for production of documents and production of witnesses for interviews, investigational hearings or depositions, made by the applicable Antitrust Authorities and take all other reasonable actions to obtain all applicable consents, approvals, clearances or waivers from the applicable Antitrust Authorities required under the HSR Act at the earliest practicable dates.  For purposes of this Agreement, “reasonable best efforts” shall not include nor require either Party or their respective Affiliates to (A) sell, or agree to sell, hold or agree to hold separate, or otherwise dispose or agree to dispose of, or enter into any licensing or similar arrangement with respect to, or agree to any prohibition or limitation in any respect of the ownership or operation of (1) any assets (whether tangible or intangible) or any portion of any business of Buyer or any of its Affiliates or (2) any material assets (whether tangible or intangible) of any Company Entity or (B) agree to any Order or regulatory condition of any Governmental Entity, whether in an approval proceeding or another regulatory proceeding, in respect of the foregoing (any of the foregoing effects, (a “Burdensome Condition”)); provided, further, however, if any action taken by Buyer that is not a Burdensome Condition is not sufficient to satisfy the condition to Closing set forth in Section 6.3(a), Buyer and its Affiliates shall have an obligation (x) to litigate in order to avoid the entry of any preliminary injunction related to the HSR Act that would prevent the consummation of the Transactions, (y) in the event that Buyer were successful at preventing the granting of any such preliminary injunction, defend against any appeal by the applicable Antitrust Authority in respect thereof and (z) to oppose any injunction or initiate a Legal Proceeding to lift any injunction (if applicable) related to a private cause of action that would prevent the consummation of the Transactions.

(b)         During the Interim Period, except with the consent of the Company, Merger Sub and its Affiliates shall not take any action, including entering into any transaction, that would reasonably be expected to prevent, materially delay or make it materially more difficult to (i) file or obtain any Filings or Permits required under the HSR Act with or from any Antitrust Authority to consummate the Transactions or (ii) secure satisfaction at the mutual conditions set forth in Section 6.3, or agree, in writing or otherwise, to do any of the foregoing.

(c)         Without limiting the generality of Section 5.9(b), each Party agrees to, and shall cause its respective Affiliates and Representatives to, cooperate with the other Parties and use its reasonable best efforts to facilitate and expedite the identification and resolution of any issues arising under the HSR Act as soon as reasonably practicable.  Said reasonable best efforts and cooperation shall include such Party’s undertaking (to the extent permitted by applicable Law and in each case regarding the Transactions and without waiving attorney-client or any other applicable privilege) to cause its counsel to (i) furnish to each other Party’s counsel such reasonably necessary information and reasonable assistance as the other Party may request in connection with its preparation of any Filing or submission that is necessary under the HSR Act (except for sharing any Item 4(c) or Item 4(d) documents) and (ii) cooperate in the filing of any substantive memoranda, white papers, Filings, correspondence or other written or oral communications explaining or defending this Agreement or any of the Transactions, articulating any regulatory or competitive argument or responding to requests or objections made by any Antitrust Authority or any Person under the HSR Act.  No Party or any of their respective Affiliates or Representatives shall participate in any material meeting or discussion (or any other communication by any means) with any Antitrust Authority in respect of any such Filings, applications, investigations or other inquiry under the HSR Act without giving, to the extent practicable, in the case of Buyer and its Affiliates, the Company, and in the case of the Company and its Affiliates, Buyer, prior notice of the meeting or discussion, the opportunity to confer with each other regarding appropriate contacts with and responses to personnel of said Antitrust Authority, the opportunity to review and comment on the contents of any representations (oral or otherwise) expected to be communicated at the meeting or discussion, and, to the extent permitted by the relevant Antitrust Authority, the opportunity to attend and participate at the meeting or discussion (which, at the request of Buyer or the Company, as applicable, shall be limited to outside antitrust counsel only).  Buyer shall (x) control the strategy for obtaining any consents, approvals, clearances and waivers from any Antitrust Authority in connection with the Transactions contemplated by this Agreement and (y) control the overall development of the positions to be taken and the regulatory actions to be requested in any filing or submission with any Antitrust Authority in connection with the Transactions and in connection with any investigation or other inquiry or litigation by or before, or any negotiations with, an Antitrust Authority relating to the transactions contemplated by this Agreement and of all other regulatory matters incidental thereto; provided that Buyer shall consult and cooperate with the Company with respect to such strategy, positions and requested regulatory action and consider the Company’s views in good faith.  In furtherance of the foregoing, neither the Company nor Buyer shall, or shall cause the Company Entities to, (A) commit to or agree with any Antitrust Authority to stay, toll or extend any applicable waiting period under the HSR Act or enter into a timing agreement with any Antitrust Authority or (B) pull and refile any filing made under the HSR Act prior to the Outside Date, in the case of each of clauses (A) or (B) without the prior written consent of the other Party, which consent shall not be unreasonably withheld, conditioned or delayed.

Section 5.7          Taxes.

(a)          Transfer Taxes.  Notwithstanding any provision of this Agreement to the contrary, all Transfer Taxes (other than any Transfer Taxes that are Separation Taxes) incurred in connection with this Agreement and the Transactions shall be paid by Buyer.  Buyer and the Company shall cooperate in timely making and filing all Filings, Tax Returns, reports and forms as may be required to comply with the provisions of applicable Tax Laws relating to Transfer Taxes.  The Company Stockholders shall be third-party beneficiaries to this Section 5.7 and shall be entitled to the rights and benefits provided in the same and may enforce the same as if a party hereto.

(b)          No Elections. Neither Buyer, Apollo Investor, the Company, or any of their respective Affiliates shall make an election under Section 338 or Section 336 of the Code with respect to the Transactions.

Section 5.8           [Reserved].

Section 5.9           Further Actions.

(a)          Subject to the terms and conditions of this Agreement, the Parties shall cooperate with the other Parties and shall use (and cause their respective Affiliates to use) their reasonable best efforts (except where a different efforts standard is specifically contemplated by this Agreement, in which case such different standard shall apply) (i) to take, or cause to be taken, all actions and to do, or cause to be done, all things necessary, proper or advisable to promptly comply with all requirements that may be imposed on such Party or its Affiliates under applicable Law with respect to this Agreement and, subject to the conditions set forth in Article VI, to consummate the Transactions as soon as practicable, including, preparing, and, filing with and obtaining from each applicable Governmental Entity, all Filings and other Permits as may be necessary for the consummation of the Transactions in accordance with the terms of this Agreement and (ii) not to take any action, or fail to take any action, that could reasonably be expected to prevent, materially delay or make it materially more difficult to consummate the Transactions.  Notwithstanding the foregoing, nothing contained in this Section 5.9 shall require, and in no event shall the reasonable best efforts of Buyer, the Company Stockholders or the Company (or any other efforts standard contained in this Agreement) be deemed or construed to require Buyer (except to the extent set forth in Section 5.5), the Company Stockholders or any

Company Entity to make, or to cause to be made, any payment to any third party in order to obtain the Consent of such third party.

(b)         Each Party shall, and shall cause its Affiliates to, promptly inform the other Party of any material communication (i) received by such Party from, or given by such Party to, any Governmental Entity from which any Permit is required or (ii) received or given in connection with any Legal Proceeding by a private party, in each case, regarding this Agreement or any of the Transactions, and will permit the other Party to review any communication given by it to, and consult with each other in advance of any response to, or meeting or conference with, any such Governmental Entity or, in connection with any Legal Proceeding by a private party, with such other Person, and to the extent permitted by such Governmental Entity or other Person, give the other Party the opportunity to attend and participate in such meetings and conferences.

(c)          Subject to the terms and conditions of this Agreement, at any time and from time to time after the Closing, at a Party’s request and without further consideration, the other Parties shall execute and deliver to such requesting Party such other instruments of sale, transfer, conveyance, assignment and confirmation, provide such materials and information and take such other actions as may be necessary in order to consummate the Transactions. The Company Stockholders shall be third-party beneficiaries to this Section 5.9(c) and shall be entitled to the rights and benefits provided in the same and may enforce the same as if party hereto.

(d)        To the extent (i) (A) the Closing Indebtedness exceeds the Estimated Closing Indebtedness; and (B) the Closing Transaction Costs exceed the Estimated Closing Transaction Costs and (ii) any such excess amount has been taken into account in the calculation of the Adjustment Amount pursuant to Section 2.8(f), Buyer shall, and shall cause the Company Entities to, promptly pay any such excess amounts that remain outstanding to the applicable third-party recipients thereof.

Section 5.10       Release.  Effective upon and as of the Closing, Buyer, on its own behalf, and on behalf of each of its Affiliates, generally, irrevocably, unconditionally and completely releases, acquits and forever discharges each Company Stockholder that is party to the Separation Agreement from all past, present and future Losses of every kind, nature, description or character, whether known or unknown, liquidated or unliquidated, that such Person has, owns or holds, or claims to have, own or hold, or may have, own or hold, in each case, arising from the beginning of time through the Closing Date relating to any matter involving the Company Entities or their respective businesses arising on or prior to the Closing, including for controlling equityholder or lender Liability and breach of any fiduciary duty relating to any pre-Closing actions or failures to act by any Stockholder Party; provided, however, that nothing in this Section 5.10 shall constitute a release or waiver of any rights provided for under this Agreement or the Separation Agreement.

Section 5.11         Employee Matters.

(a)          Subject to the terms of any Collective Bargaining Agreement, for the 12-month period following the Closing Date (the “Continuation Period”), Buyer shall provide, or shall cause the Company Entities to continue providing, to each individual who is an Employee immediately prior to, and immediately following, the Closing (each, a “Continuing Employee”):  (i) a base salary or hourly wage rate, as applicable, that is at least equal to the base salary or hourly wage rate provided to such Continuing Employee immediately prior to the Closing; (ii) bonus and other incentive compensation opportunities (excluding equity and equity based rights) that are no less favorable than those provided to such Continuing Employee immediately prior to the Closing; and (iii) employee benefits that are substantially comparable, in the aggregate, to those provided to such Continuing Employee immediately prior to the Closing (excluding any equity and equity based rights, defined benefit pension and retiree welfare benefits and any severance, retention, transaction or change in control payments and benefits).  Notwithstanding anything to the contrary contained in this Agreement, Buyer shall cause each Company Entity to pay, in the manner and at the time paid in accordance with past practice or as otherwise provided for in the applicable Employee Plan, all bonuses payable under an Employee Plan sponsored or maintained by a Company Entity to Business Associates for services performed on or prior to the Closing Date to the extent included in the calculation of the Closing Transaction Costs or, in the case of ordinary course bonuses, are otherwise reflected in the calculation of the Closing Amount or the Adjustment Amount in accordance with Section 2.8.

(b)          For all purposes, including vesting, eligibility to participate and level of benefits (other than benefits under defined benefit pension plans) under the Benefit Plans of Buyer or its Affiliates (as applicable) providing benefits to Continuing Employees after the Closing (the “New Plans”), each Continuing Employee in such plans shall be credited with his or her years of service with the Company Entities and their respective predecessors prior to the Closing, to the same extent as such Continuing Employee was entitled, before the Closing, to credit for such service under any similar Employee Plan in which such Continuing Employee participated or was eligible to participate immediately prior to the Closing (such plans, collectively, the “Old Plans”); provided, however, that the foregoing shall not apply to the extent that its application would result in a duplication of benefits with respect to the same period of service or in the case of any newly established New Plan that does not, as of the date of this Agreement, provide credit for past service to any employee of Buyer and its Affiliates.  In addition, and without limiting the generality of the foregoing, Buyer shall use commercially reasonable efforts to cause (i) each Continuing Employee to be immediately eligible to participate, without any waiting time, in any and all New Plans to the extent coverage under any such New Plan replaces coverage under any Old Plan and (ii) for purposes of each New Plan providing medical, dental, pharmaceutical, vision, disability, life insurance and/or other welfare benefits to any Continuing Employee (collectively, the “New Welfare Plans”), (A) all pre-existing conditions, exclusions or limitations, eligibility waiting periods and actively-at-work requirements of such New Welfare Plans to be waived for such Continuing Employee and his or her covered dependents (to the extent such conditions, exclusions, limitations, periods and requirements were waived or satisfied as of immediately prior to the Closing under comparable Old Plans), and (B) any eligible expenses incurred by each Continuing Employee and his or her covered dependents during the portion of the plan year of the Old Plan ending on the date such Continuing Employee’s participation in the corresponding New Welfare Plan begins to be taken into account under such New Welfare Plan for purposes of satisfying all deductible, co-payment, coinsurance and maximum out-of-pocket requirements applicable to such Continuing Employee and his or her covered dependents for the applicable plan year as if such amounts had been paid in accordance with such New Welfare Plan.  The participation cost to a Continuing Employee under the New Welfare Plans shall be not more than the participation cost to similarly situated employees of Buyer and its Affiliates.

(c)          Without limiting the foregoing, with respect to each applicable Continuing Employee whose employment is terminated by Buyer and its Affiliates, including any Company Entity, during the Continuation Period, Buyer or an Affiliate of Buyer shall provide severance benefits that are no less favorable to those to which such Continuing Employee would have been entitled under the applicable Employee Plan providing severance benefits as in effect as of the Closing; provided, that with respect to Continuing Employees who, as of the date of this Agreement, participate in the Smart & Final Stores, Inc. 2018 Executive Severance Plan (the “Smart & Final Severance Plan”) and who are set forth on Section 5.11(c) of the Company Disclosure Schedules, Buyer or an Affiliate of Buyer shall provide severance benefits no less favorable to the severance benefits such Continuing Employee would have received under the Smart & Final Severance Plan.

(d)         With respect to any accrued but unused personal, sick or vacation time to which any Continuing Employee is entitled pursuant to the personal, sick or vacation time policies applicable to such Continuing Employee immediately prior to the Effective Time, to the extent included in the calculation of Final Closing Working Capital, Buyer shall, or shall cause the Company Entities to, assume the Liability for such accrued personal, sick or vacation time and allow such Continuing Employee to use such accrued personal, sick or vacation time in accordance with the practice and policies of the applicable Company Entity and subject to applicable Laws.

(e)         To the extent required by COBRA, a group health plan of Buyer or an Affiliate of Buyer will be responsible for providing COBRA continuation coverage with respect to any and all “M & A qualified beneficiaries,” as defined in Treasury Regulation Section 54.4980B-9, with respect to the Transactions.

(f)         On or before the Closing Date, the Company shall provide a list of the number and site of employment of any and all employees of each Company Entity who have experienced, or will experience, an “employment loss” (as defined by the WARN Act) within 90 days prior to the Closing Date (the “WARN List”).  The Company shall update the WARN List up to and including the Closing Date.  Subject to the accuracy in all material respects of the WARN List, Buyer shall be solely responsible for any Liabilities under the WARN Act or any other Law relating to reductions in work force or the impact on employees of plant closings or sales of business for any actions taken by Buyer or any of its Affiliates (including any Company Entity) on or after the Closing, provided such Liabilities relate to a Business Associate who is found to have suffered an “employment loss” under the WARN Act on or after the Closing or to an individual listed on the WARN List.

(g)         The Company Entities shall use commercially reasonable efforts, or shall direct their applicable Affiliate to use commercially reasonable efforts, to submit for a vote in a manner that satisfies Section 280G(b)(5) of the Code and Treasury Regulation Section 1.280G-1, to the extent applicable, the right of each “disqualified individual” (as defined in Treasury Regulation Section 1.280G-1) to receive or retain that portion of any payments or benefits that, together with any other payments or benefits that may be considered “parachute payments” (as defined under Section 280G(b)(2) of the Code), equals or exceeds 300% of such individual’s “base amount” (as defined in Section 280G(b)(3) of the Code).  No later than three (3) Business Days prior to the Closing, the Company shall deliver to Buyer documents evidencing the results of such vote.  Any documentation to be distributed in connection with such vote, including any information statements or waivers, shall be provided to Buyer at least five (5) Business Days prior to their distribution for Buyer’s review and reasonable opportunity to comment, and the Company Entities shall in good faith consider any such comments.

(h)          The Company Entities and their Affiliates shall consult with Buyer and obtain Buyer’s consent, which such consent shall not be unreasonably withheld, prior to distributing any communications, whether or not in writing, to any individual or entity, including any Company Associate or Governmental Entity, relating to the Pension Plan and benefits thereunder, other than any communications that (i) relate to the routine payment of benefits or administration of the Pension Plan and that are consistent in all material respects with any prior such communications or (ii) are required by Law and where consulting with Buyer or obtaining Buyer’s consent would result in a violation of Law or the incurrence of any Liability, provided that, any such communication pursuant to this clause (ii) shall be provided to Buyer as soon as practicable.

(i)          Other than as set forth on Section 5.11(i) of the Company Disclosure Schedules, effective as of the Closing Date, each Employee or other service provider of the Company Entities shall cease being an active participant in any Employee Plan that is sponsored or maintained by the Red Store Entities and the Red Store Entities shall have no further obligations to provide compensation or benefits under such Employee Plans to Employees or other service providers of the Company Entities, and each employee or other service provider of the Red Store Entities shall cease being an active participant in any Employee Plan that is sponsored or maintained by the Company Entities and the Company Entities shall have no further obligations to provide compensation or benefits under such Employee Plans to employees or other service providers of the Red Store Entities.

(j)         Nothing contained in this Section 5.11 or elsewhere in this Agreement, express or implied, shall (i) confer upon any Company Associate or any Employee, director, manager, officer or consultant of any Company Entity any right to continued employment or service (or resumed employment or service) subsequent to the Closing, (ii) be treated as an amendment to, or be construed as amending, any Employee Plan, New Plan or other benefit plan, program, agreement or arrangement, (iii) prevent Buyer and its Affiliates from terminating or modifying any Employee Plan, New Plan or other benefit plan, program, agreement or arrangement in accordance with its terms or (iv) confer any rights or remedies (including third-party beneficiary rights) on any entity or individual other than the Parties to this Agreement.

Section 5.12         D&O Indemnification and Insurance.

(a)          Buyer agrees that all rights to exculpation, indemnification, advancement of expenses and insurance coverage for liability for actions or omissions occurring on or prior to the Closing Date now existing in favor of each current and former director, manager, officer or employee of the Company Entities and each Person who served as a director, manager, officer,  member, trustee or other fiduciary of a pension, benefit or other Employee Plan or another enterprise or Person if such service was at the request or for the benefit of a Company Entity (each, together with such Person’s heirs, executors or administrators, a “D&O Indemnified Party”), as provided in their respective Organizational Documents or in any Contract with any Company Entity, in each case, as in effect as of the date of this Agreement and accurate and complete and correct copies of which have been made available to Buyer prior to the date hereof, shall survive the Closing and shall continue in full force and effect in accordance with the current terms of such Organizational Document or Contract from the Closing Date until the expiration of the applicable statute of limitations with respect to any claims arising out of such acts or omissions.  For a period of six years from the Closing Date, Buyer shall cause each Company Entity to maintain in effect the exculpation, indemnification, advancement of expenses and insurance coverage provisions of such Company Entity’s Organizational Documents as in effect immediately prior to the date hereof or in any indemnification agreements of any Company Entity with any D&O Indemnified Party as in effect immediately prior to the date hereof and accurate and complete and correct copies of which have been made available to Buyer prior to the date hereof, and Buyer shall not, and shall cause the Company Entities not to, amend, repeal or otherwise modify any such provisions in any manner that would adversely affect the rights thereunder of any D&O Indemnified Party; provided, however, that all rights to exculpation, indemnification, advancement of expenses or insurance coverage in respect of any Legal Proceedings pending or asserted or any claim made within such period shall continue until the disposition of such Legal Proceeding or resolution of such claim.  From and after the Closing, Buyer shall cause the Company Entities to honor, in accordance with their respective terms, each of the covenants contained in this Section 5.12.  Notwithstanding any provision in this Agreement to the contrary, the Parties hereby acknowledge that one or more of the D&O Indemnified Parties may have certain rights to exculpation, indemnification, advancement of expenses and/or insurance coverage provided by any Affiliate of a Company Stockholder or such D&O Indemnified Party or another Person of which such D&O Indemnified Party is a manager, director, officer, stockholder, member, partner or employee (an “Additional D&O Provider”).  The Parties hereby agree that, with respect to any advancement or indemnification obligation owed, at any time, to a D&O Indemnified Party by the Company Entities, the Company Entities (i) are, relative to each Additional D&O Provider, the indemnitors of first resort (i.e., the Company Entities’ obligations to the applicable D&O Indemnified Party under this Agreement and the applicable Company Entity’s Organizational Documents and other applicable agreements are primary, and any duplicative, overlapping or corresponding obligations of an Additional D&O Provider are secondary), (ii) shall be required to make all advances and other payments under this Agreement and the applicable Company Entity’s Organizational Documents or Contracts, and shall be fully liable therefor, without regard to any rights any D&O Indemnified Party may have against any Additional D&O Provider and (iii) irrevocably waive, relinquish and release any such Additional D&O Provider from any and all claims against such Additional D&O Provider for contribution, subrogation or any other recovery of any kind in respect thereof.

(b)        From and after the Closing, Buyer shall cause each of the Company Entities to, to the fullest extent permitted under applicable Law, indemnify and hold harmless (and advance funds in respect of each of the foregoing, following receipt of any undertakings required by applicable Law) each D&O Indemnified Party against any Loss resulting from, arising out of or otherwise relating to any actual or threatened Legal Proceeding, resulting from, arising out of, or otherwise relating to any action or omission occurring on or prior to the Closing in such D&O Indemnified Party’s capacity as a director, manager, officer or employee of a Company Entity or in such D&O Indemnified Party’s capacity as a director, manager, officer, member, trustee or other fiduciary of a pension or other Benefit Plan or another enterprise or Person at the request or for the benefit of a Company Entity.  In the event of any such Legal Proceeding, Buyer shall, and shall cause the Company Entities to, reasonably cooperate with the D&O Indemnified Party in the defense of any Legal Proceeding.

(c)       The rights of each D&O Indemnified Party under this Agreement shall be in addition to, and not in limitation of, any other rights such Person may have under the Organizational Documents of any Company Entity, any other Contract to which any Company Entity is a party, any applicable Law or otherwise.  The provisions of this Section 5.12 shall survive the Closing and expressly are intended to benefit, and are enforceable by, each of the D&O Indemnified Parties, each of whom is an intended third-party beneficiary of this Section 5.12.

(d)         In the event Buyer, any Company Entity or any of their respective successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving Person in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in either such case, proper provision shall be made so that the successors and assigns of Buyer or such Company Entity, as the case may be, shall assume the obligations set forth in this Section 5.12, including, for the avoidance of doubt, any applicable obligations set forth in Section 6.4 of the Agreement and Plan of Merger among Smart & Final Stores, Inc., First Street Parent, Inc. and First Street Merger Sub, dated as of April 16, 2019, which obligations shall also be assumed by the Surviving Corporation as of the Effective Time.

Section 5.13         R&W Policy.  If Buyer obtains a R&W Policy, Buyer shall use commercially reasonable efforts to ensure that the R&W Policy shall include that the R&W Insurer waives its rights to bring any claim by way of subrogation, claim for contribution or otherwise against the Stockholders’ Representative, any Company Stockholder or any of their respective Related Parties, subject to any customary exceptions for fraud.  Notwithstanding the foregoing, for the avoidance of doubt, the Parties acknowledge and agree that the obtaining of the R&W Policy is not a condition to the Closing, and Buyer and Merger Sub shall remain obligated, subject only to the satisfaction or waiver of the conditions set forth in Article VI, to consummate the Transactions.

Section 5.14      Release of Guarantees.  The Parties agree to cooperate and use their reasonable best efforts to obtain the release of each Company Stockholder and their respective Affiliates (other than the Company Entities) that are a party to or otherwise have Liability with respect to any guarantees, performance bonds, bid bonds and other similar agreements set forth on Section 5.14, of the Company Disclosure Schedules (collectively, the “Stockholder Guarantees”), on or prior to the Closing, in each case solely to the extent related to the business of the Company Entities; provided, that in no event shall the reasonable best efforts of the Parties in connection with this Section 5.14 be deemed or construed to require any Party to pay or commit to pay any fee, or grant any accommodation to, any Person from whom any such release may be required. In the event any of the Stockholder Guarantees are not released prior to or at the Closing, Buyer will indemnify and hold the applicable Company Stockholder and its Affiliates that are a party to or otherwise have Liability with respect to each such Stockholder Guarantee harmless for any and all payments required to be made under, and the costs and expenses incurred in connection with, such Stockholder Guarantee by the applicable Company Stockholder and its Affiliates that are a party to, or otherwise have Liability with respect to, such Stockholder Guarantee until such Stockholder Guarantee is released.

Section 5.15       Affiliate Contracts.  At or prior to the Closing, the Company shall cause all Affiliate Contracts, other than the agreements set forth in Section 5.15 of the Company Disclosure Schedules, to be terminated, in each case without further liability or obligation (contingent or otherwise) of any party thereunder.  The Company will provide Buyer with a reasonable opportunity to review and comment on any documents, agreements, instruments, resolutions, consents and filings related to such terminations, and all such documents, agreements, instruments, resolutions, consents and filings will be in form and substance reasonably acceptable to Buyer.

Section 5.16        Payoff Letter. The Company shall use commercially reasonable efforts to deliver to Buyer at least three (3) Business Days prior to the Closing Date a draft Payoff Letter from the applicable Persons with respect to the Credit Facility.

Section 5.17        Transaction Costs.  The Company shall use commercially reasonable efforts to cause each financial, accounting, legal or other advisor that is a payee of Transaction Costs to submit to the Company at least three (3) Business Days prior to the Closing Date a reasonably detailed written invoice (a copy of which will be provided to Buyer together with the Estimated Closing Statement) for the full amount of such payee’s Transaction Costs.

Section 5.18       Transaction Litigation.  In the event that the Company obtains Knowledge that any Legal Proceeding relating to the Transactions is brought or threatened in writing against any Company Entity or any of their respective directors or officers, the Company will as soon as practicable notify in writing Buyer of such Legal Proceeding or threatened Legal Proceeding and shall keep Buyer informed on a reasonably current basis with respect to the status thereof.  Prior to the earlier of the Effective Time or the termination of this Agreement, the Company shall control the defense of any such Legal Proceedings other than any Legal Proceeding involving any Antitrust Authority or otherwise related to the HSR Act, which shall be exclusively governed by the provisions of Section 5.6.  Notwithstanding the foregoing, -subject to applicable Law and where reasonabl-y practicable, the Company shall give Buyer and its counsel the right to review and comment on all material filings or responses to be made by the Company in connection with any such Legal Proceedings and give reasonable and good faith consideration to any such comments made by Buyer and its counsel.  The Company shall also give Buyer and its counsel the right to consult on the settlement, release, waiver or compromise of any such Legal Proceedings, and the Company shall in good faith take Buyer’s views into account.  No such settlement shall be agreed to without the prior written consent of Buyer (not to be unreasonably withheld, conditioned or delayed).

Section 5.19        Resignation of Directors and Officers.  At or prior to the Closing, the Company shall deliver to Buyer evidence of the resignation, effective as of the Effective Time, of all directors and officers of the Company Entities provided that such resignations will in no way be considered a termination of employment or impact any employment arrangements or agreements.

Section 5.20       Notice of Merger.  As promptly as practicable following the date of this Agreement, the Company shall prepare and deliver all required notices and information to the Company Stockholders under the DGCL and the Company’s Organizational Documents, including a notice (the “Stockholder Notice”) to every Company Stockholder (other than the

Consenting Stockholder) in accordance with Section 228(e) of the DGCL (to the extent required thereby) and the Company’s Organizational Documents. To the extent required by applicable Law, the Stockholder Notice shall include therewith a copy of Section 262 and shall be sufficient in form and substance to start the 20-day period during which a Company Stockholder must demand appraisal of such Company Common Shares as contemplated by Section 262(d)(2) of the DGCL. All materials mailed to the Company Stockholders in accordance with this Section 5.20 will be subject to Buyer’s advance review and reasonable approval.

Section 5.21          Separation.

(a)          Subject to Section 5.21(b), the Company Entities shall, and shall cause their respective Representatives to, (i) use their respective reasonable best efforts to consummate all transactions contemplated by Exhibit E of the Separation Agreement as soon as reasonably practicable and, in any event, prior to the Closing, on and subject to the terms and conditions of the Separation Agreement, and (ii) comply with the terms of the Separation Agreement in all material respects.

(b)        The Company shall consult regularly with Buyer on the timing, structure, procedural steps and all other matters relating to the Separation.  Prior to the Closing, the Company shall promptly provide Buyer with all agreements to which any Company Entity is party relating to the Separation and any other documents implementing the Separation (the “Separation Documents”), including drafts thereof. When such Separation Documents are available, the Company shall promptly address in good faith all comments and suggestions made by Buyer with respect to drafts of such Separation Documents and shall not execute such Separation Documents or otherwise consummate any of the transactions contemplated therein if Buyer reasonably asserts that such Separation Documents do not properly provide for the Separation in the manner set forth in this Agreement or the Separation Agreement or otherwise violate the terms of this Agreement or the Separation Agreement. The Company Entities shall not grant any consent under, or waive any terms of, the Separation Agreement without the written consent of Buyer (which consent shall not be unreasonably withheld, conditioned or delayed).

(c)         Notwithstanding anything to the contrary contained herein, the covenants contained in Section 5.21(b) shall not apply to any actions or other matters, and the Separation Documents shall not be deemed to include any Contracts, in each case relating to or involving solely any Red Store Assets (as defined in the Separation Agreement), Red Store Liabilities (as defined in the Separation Agreement) or Equity Securities of Red Topco and the Red Store Entities, in each case provided that such actions or matters would not reasonably be expected to be adverse to the Buyer, the Company Entities or the Business (other than such impacts that are reasonably expected to be only de minimis in nature).

Section 5.22         Excluded Marks.

(a)          Subject to Section 5.22(c) hereof and the Services Agreement, neither Buyer nor any Company Entity will have any right, title or interest in or to any trademarks owned by any Red Store Entity or their respective Affiliates (excluding the Company Entities) as of the date hereof, including those listed on Section 5.22 of the Company Disclosure Schedules, any variation or derivative of any of the foregoing, and any names or trademarks confusingly similar to any of the foregoing (collectively, the “Excluded Marks”).  Buyer hereby acknowledges and agrees that neither it nor any of its Affiliates (including, as of the Closing, the Company Entities) shall acquire any goodwill, rights or benefits arising from the Excluded Marks and that all such goodwill, rights and benefits shall inure solely to the Red Store Entities and their respective Affiliates, as applicable (it being understood that, to the extent Buyer or any of its Affiliates (including, as of the Closing, the Company Entities) acquires any right, title and interest in and to any Excluded Marks, Buyer or such Affiliate hereby irrevocably and perpetually assigns to the Red Store Entities and their respective Affiliates, as applicable, all such right, title and interest in and to such Excluded Marks, together with all associated goodwill and all rights to sue for the past, present and future infringement, dilution or other violation of such Excluded Marks).

(b)         Subject to Section 5.22(c) hereof and the Services Agreement, following the Closing, Buyer shall cause the Company Entities to (i) cease any and all use of the Excluded Marks, (ii) delete or destroy any and all materials under their control that contain the Excluded Marks and (iii) cause their corporate names to be changed to such other corporate names that do not include the Excluded Marks and make all necessary filings and use commercially reasonable efforts to cause all applicable Governmental Entities to change all applications, registrations and filings, including corporate names, seals and certificates of the Company Entities such that they will not include any Excluded Marks; provided, that the Company Entities may make minimal use of the Excluded Marks solely in connection with a reference to the Company Entities’ history that is factually accurate.  From and after the Closing, none of Buyer, Buyer’s Affiliates or the Company Entities shall challenge the ownership validity or enforceability of any Excluded Marks.  For the avoidance of doubt, Buyer and the Company Entities acknowledge and agree that the Red Entities and their respective Affiliates may make minimal use of any trademarks included in the Company IP solely in connection with a reference to the Company Entities’ history that is factually accurate.

(c)          Subject to the Services Agreement, effective as of the Closing, Red Topco, on behalf of itself and its Affiliates (other than the Company Entities), hereby grants to Buyer and the Company Entities, for a period of 180 days immediately after the Closing, a limited, non-exclusive, non-sublicenseable, royalty-free license to use the Excluded Marks but solely to the extent used by the Company Entities as of the Closing Date and solely to facilitate the transition by Buyer and the Company Entities to new names and marks.  All goodwill associated with the Excluded Marks generated by Buyer’s and the Company Entities’ use of the Excluded Marks pursuant to the foregoing license in this Section 5.22(c) shall inure to the benefit of the Red Store Entities and their respective Affiliates (other than the Company Entities).  To the extent any right, title or interest in or to any Excluded Mark vests in Buyer or the Company Entities by operation of law or otherwise, Buyer or the Company Entities, as applicable, hereby irrevocably and perpetually assign to the applicable Red Store Entity any and all such right, title and interest throughout the world in and to such Excluded Mark.

Section 5.23          Financing Assistance.

(a)          Prior to the Closing, the Company and the Stockholders’ Representative agree to use their reasonable best efforts to provide, and shall direct their Representatives to use their respective reasonable best efforts to provide, such cooperation and assistance as may be reasonably requested by Buyer in connection with the arrangement or consummation of the Debt Financing, at Buyer’s sole cost and expense; provided that (i) such cooperation shall not unreasonably disrupt or interfere with the business or the operations of the Company or its Subsidiaries, (ii) nothing in this Section 5.23(a) shall require cooperation to the extent that it would (A) subject any of the Stockholders’ Representative’s, the Company’s, its Subsidiaries’ or their direct or indirect equityholders’ respective directors, managers, officers or employees to any actual or potential personal liability, (B) conflict with, or violate, the Stockholders’ Representative’s, the Company’s and/or any of its Subsidiaries’ organizational documents or any applicable Law or any material contract to which any of them are a party or (C) cause any breach of this Agreement or cause any condition to the Closing set forth in Section 6.1, Section 6.2 or Section 6.3 to not be satisfied, (iii) none of the Stockholders’ Representative, the Company or any of its Subsidiaries shall be required to (A) pay any commitment or other fee or incur or assume any liability or other obligation in connection with the Debt Financing or be required to take any action that would subject it to actual or potential liability, to bear any cost or expense or to make any other payment or agree to provide any indemnity in connection with the Debt Financing or any information utilized in connection therewith, (B) deliver or obtain opinions of internal or external counsel or accountants’ comfort letters or reliance letters, (C) prepare or deliver any financial statements or pro forma financial statements or a description of all or any portion of the Debt Financing or (D) provide access to or disclose information where the Stockholders’ Representative determines that such access or disclosure could contravene any confidentiality agreement or jeopardize any legal or other privilege and (iv) none of the Company, its Subsidiaries or their respective directors, managers, officers or employees shall be required to approve, execute, deliver or enter into, or perform any agreement, document or instrument with respect to the Debt Financing that would be effective prior to the Effective Time and none of the Stockholders’ Representative or the directors, officers and employees of the Company and its Subsidiaries shall be required to adopt resolutions approving the agreements, documents and instruments for the Debt Financing.

(b)        Buyer shall indemnify and hold harmless the Company, the Stockholders’ Representative and their respective Representatives from and against any and all liabilities, Losses, damages, claims, costs, expenses, interest, awards, judgments and penalties suffered or incurred by them in connection with the arrangement or consummation of the Debt Financing and the performance of their respective obligations under Section 5.23(a).  Buyer shall, promptly upon written request by the Company or the Stockholders’ Representative, reimburse the Company or the Stockholders’ Representative, as applicable, for all reasonable and documented out-of-pocket costs and expenses incurred by the Company or the Stockholders’ Representative (including those of its accountants, consultants, legal counsel, agents and other Representatives) in connection with the cooperation and assistance required by Section 5.23(a).

(c)          For the avoidance of doubt, Buyer and Merger Sub expressly acknowledge and agree that their respective obligations to consummate the Transactions are not subject to any condition or contingency with respect to receipt of the Debt Financing.

ARTICLE VI

CLOSING CONDITIONS

Section 6.1          Buyer’s and Merger Sub’s Conditions to Closing.  The obligation of Buyer and Merger Sub to consummate the Transactions shall be subject to fulfillment at or prior to the Closing of the following conditions, any one or more of which may be waived in writing by Buyer or Merger Sub.

(a)          Representations and Warranties.

(i)           The Fundamental Representations of the Company shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation contained in this Agreement) as of the Closing as though made as of the Closing, except (A) to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date, and (B) with respect to the representation in Section 3.3, which shall be true and correct as of the date hereof and as of the Closing Date except for any de minimis inaccuracy.

(ii)          (A) All representations and warranties of the Company set forth in Article III (other than Fundamental Representations of the Company and the representations set forth in Section Section 3.7(a)(ii) and Section Section 3.7(b)) shall be true and correct (without giving effect to any limitation as to “materiality” or “Material Adverse Effect” or any similar limitation contained in this Agreement) as of the Closing as though made as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except where the failure of such representations and warranties of the Company to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect and (B) the representations and warranties of the Company set forth in Section Section 3.7(a)(ii) and Section Section 3.7(b) shall be true and correct in all respects as of the Closing as though made as of the Closing.

(iii)          (A) The representations and warranties in Section 5.1(f), Section 5.1(g), Section 5.6(e), Section 5.6(f) and Section 5.7 (other than Section 5.7(g)), respectively, of the Separation Agreement shall be true and correct (without giving effect to any limitation as to “materiality” or “material adverse effect” or any similar limitation contained in the Separation Agreement) as of the Closing as though made as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except where the failure of such representations and warranties to be so true and correct would not reasonably be expected to have, individually or in the aggregate, a Red Store Material Adverse Effect and (B) the representations and warranties in Section 5.7(g) of the Separation Agreement shall be true and correct in all respects as of the Closing as though made as of the Closing.

(b)        Compliance with Agreements.  The covenants and agreements required by this Agreement to be performed by the Company at or prior to the Closing shall have been performed in all material respects at or prior to the Closing.

(c)          Documents.  The Company shall have delivered to Buyer or Merger Sub, or shall stand ready to deliver, all of the certificates, instruments, Contracts and other documents specified to be delivered by it in Section 2.5.

(d)          Payoff Letter.  The Company shall have delivered or caused to be delivered to Buyer an executed Payoff Letter with respect to the Credit Facility.

Section 6.2          The Company’s Conditions to Closing.  The obligations of the Company to consummate the Transactions shall be subject to fulfillment at or prior to the Closing of the following conditions, any one or more of which may be waived in writing by the Stockholders’ Representative:

(a)          Representations and Warranties.

(i)            The Fundamental Representations of Buyer and Merger Sub and Buyer shall be true and correct in all material respects (without giving effect to any limitation as to “materiality” or “Buyer Material Adverse Effect” or any similar limitation contained in this Agreement) as of the Closing as though made as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date).

(ii)           All representations and warranties of Buyer and Merger Sub set forth in Article IV (other than Fundamental Representations of Buyer or Merger Sub) shall be true and correct (without giving effect to any limitation as to “materiality” or “Buyer Material Adverse Effect” or any similar limitation contained in this Agreement) as of the Closing as though made as of the Closing (except to the extent that any such representation and warranty expressly speaks as of an earlier date, in which case such representation and warranty shall be so true and correct as of such earlier date), except where the failure of such representations and warranties of Buyer and Merger Sub to be so true and correct would not reasonably be expected to prevent or materially delay the consummation of any of the Transactions.

(b)          Compliance with Agreements.  The covenants and agreements required by this Agreement to be performed by Buyer at or prior to the Closing shall have been performed in all material respects at or prior to the Closing.

(c)          Documents.  Buyer shall have delivered, or shall stand ready to deliver, all of the certificates, instruments, Contracts and other documents specified to be delivered by it in Section 2.5(a).

(d)         No Litigation. No Legal Proceeding by a Governmental Entity shall be pending or threatened that seeks to restrain, enjoin or otherwise prohibit the consummation of the Transactions or to impose any Burdensome Condition on the consummation of the Transactions.

Section 6.3          Mutual Conditions to Closing.  The respective obligations of Buyer, Merger Sub and the Company to consummate the Transactions shall be subject to fulfillment at or prior to the Closing of the following conditions, any one or more of which may be waived by mutual written agreement of Buyer and the Company:

(a)          HSR Approval.  All applicable waiting periods (and any extensions thereof) under the HSR Act shall have expired or otherwise been terminated without, unless consented to by Buyer in writing, the imposition of a Burdensome Condition.

(b)        Absence of Orders.  No temporary, preliminary or permanent restraining Order, or any applicable Law, prohibiting, enjoining, restricting or making illegal the consummation of the Transactions shall be in effect.

ARTICLE VII

TERMINATION

Section 7.1           Grounds for Termination.  This Agreement may be terminated:

(a)          by either Buyer (upon written notice from Buyer to the Company) or the Company (upon written notice from the Company to Buyer) if the Closing shall not have occurred within 12 months after the date of this Agreement (the “Outside Date”); provided, that the terminating Party shall only be entitled to exercise such right of termination if the terminating Party is not then in breach of any representation, warranty, covenant or other agreement contained in this Agreement such that the conditions to Closing set forth in Article VI, as applicable, would not have been satisfied; provided, further, that, in addition to the extension rights set forth in Section 7.1(b) and Section 7.1(c), if any of the conditions set forth in Section 6.2(d) (solely in respect of matters related to Antitrust Law), Section 6.3(a), or Section 6.3(b) (solely in respect of matters related to Antitrust Law) are not satisfied as of such date, but all of the other conditions set forth in Article VI have been satisfied or waived (other than those conditions that by their nature are to be satisfied at the Closing), either Buyer (upon written notice from Buyer to the

Company) or the Company (upon written notice from the Company to Buyer) may elect to extend the Outside Date by up to three months;

(b)          by Buyer (upon written notice from Buyer to the Company) if (i) there exists a breach of any representation or warranty of the Company contained in this Agreement such that the Closing condition set forth in Section 6.1(a) would not be satisfied or (ii) the Company shall have breached any of the covenants or agreements contained in this Agreement to be complied with by the Company such that the Closing condition set forth in Section 6.1(b) would not be satisfied; provided, that (A) Buyer shall not be entitled to terminate this Agreement pursuant to this Section 7.1(b) unless, in the case of the immediately preceding clauses (i) or (ii), such breach is curable and is not cured by the Company within 30 days after the Company receives written notice of such breach from Buyer; provided, further, that the Company may elect by written notice to Buyer to extend the Outside Date if and as required in order for the Company to have a full 30 days after receipt of written notice of such breach from Buyer within which to cure such breach; and (B) Buyer shall not be entitled to terminate this Agreement pursuant to this Section 7.1(b) if, at the time of such termination, Buyer is in breach of any representation, warranty, covenant or other agreement contained in this Agreement in a manner such that the conditions to Closing set forth in Section 6.2(a) or Section 6.2(b), as applicable, would not have been satisfied;

(c)          by the Company (upon written notice from the Company to Buyer) if (i) there exists a breach of any representation or warranty of Buyer or Merger Sub contained in this Agreement such that the Closing condition set forth in Section 6.2(a) would not be satisfied or (ii)  Buyer or Merger Sub shall have breached any of the covenants or agreements contained in this Agreement to be complied with by Buyer or Merger Sub such that the Closing condition set forth in Section 6.2(b) would not be satisfied; provided, that (A) the Company shall not be entitled to terminate this Agreement pursuant to this Section 7.1(c) unless, in the case of the immediately preceding clauses (i) or (ii), such breach is curable and is not cured by Buyer or Merger Sub, as applicable, within 30 days after Buyer receives written notice of such breach from the Company; provided, further, that Buyer may elect by written notice to the Company to extend the Outside Date if and as required in order for Buyer to have a full 30 days after receipt of written notice of such breach from the Company within which to cure such breach; and (B) the Company shall not be entitled to terminate this Agreement pursuant to this Section 7.1(c) if, at the time of such termination, the Company is in breach of any representation, warranty, covenant or other agreement contained in this Agreement in a manner such that the conditions to Closing set forth in Section 6.1(a) or Section 6.1(b), as applicable, would not have been satisfied;

(d)         by either Buyer (upon written notice from Buyer to the Company) or by the Company (upon written notice from the Company to Buyer) if there shall be in effect a final, non-appealable Order prohibiting, enjoining, restricting or making illegal the consummation of the Transactions; or

(e)          at any time prior to the Closing by mutual written agreement of Buyer and the Company.

Section 7.2          Effect of Termination.

(a)        Termination of this Agreement pursuant to Section 7.1 shall terminate all obligations of the Parties, except as provided in Section 7.2(b) and Section 7.2(c) and for the obligations under the second sentence of Section 5.1(a), Section 5.3, Section 5.5, this Section 7.2, Article IX and the Confidentiality Agreement; provided, however, that termination pursuant to Section 7.1 shall not relieve a breaching Party (whether or not the terminating Party) from any Liability to any other Party resulting from any Fraud or intentional breach under this Agreement, unless, with respect to a termination pursuant to Section 7.1(e), the Parties have expressly waived such defaulting or breaching Party from any Liability resulting from any such default or breach under this Agreement.

(b)          In the event this Agreement is terminated pursuant to (i) Section 7.1(a) (or is terminated pursuant to another subsection of Section 7.1 but at such time the Company could have validly terminated this Agreement pursuant to Section 7.1(a)) and at the time of such termination, all of the conditions set forth in Section 6.1 and Section 6.3 (other than (A) the condition set forth in Section 6.3(a) and (B) the condition set forth in Section 6.3(b) solely in respect of an Order arising under Antitrust Laws) have been satisfied (or in the case of conditions that by their nature are to be satisfied at the Closing, are capable of being satisfied if the Closing were to occur on the date of such termination), (ii) Section 7.1(c) (due to Buyer’s or Merger Sub’s breach of Section 5.6) or (iii) Section 7.1(d) (solely in respect of an Order arising under Antitrust Laws), and, at the time of such termination referenced in the foregoing clauses (i) and (iii), the Company is not in breach in any material respect of its obligations under this Agreement in any manner that shall have directly caused the failure of the condition set forth in Section 6.3(a) or Section 6.3(b) (solely in respect of matters related to Antitrust Laws) to be satisfied or the imposition of any Order referred to in Section 7.1(d) (solely in respect of an Order arising under Antitrust Laws), then Buyer shall pay to the Company (or an Affiliate designated by the Company) a termination fee of sixty million dollars ($60,000,000) in cash (the “Reverse Termination Fee”) as a condition precedent to any such termination by Buyer or otherwise within two Business Days of the date on which this Agreement is terminated by Buyer.  Buyer acknowledges that the agreements contained in this Section 7.2(b) are an integral part of the transactions contemplated by this Agreement and that, without these agreements, the Company would not enter into this Agreement.  Accordingly, if Buyer fails promptly to pay any amount due pursuant to this Section 7.2(b), Buyer shall also pay any costs, fees and expenses incurred by the Company or its Affiliates (including reasonable legal fees and expenses) in connection with a legal action to enforce this Agreement that results in a judgment for such amount against Buyer.  Any amount not paid when due pursuant to this Section 7.2(b) shall also bear interest from the date such amount is due until the date paid at a rate per annum equal to 5% per annum compounded quarterly.  Such interest shall be payable at the same time as the payment to which it relates and shall be calculated daily on the basis of a year of 365 days and the actual number of days elapsed.

(c)         The Parties agree and understand that in no event shall Buyer be required to pay the Reverse Termination Fee on more than one occasion.  Notwithstanding anything to the contrary in this Agreement, except in the case of any Fraud or intentional breach under this Agreement by Buyer or Merger Sub, if the Company receives the Reverse Termination Fee from Buyer pursuant to Section 7.2(b), such payment, together with any interest, costs, fees or expenses payable pursuant to Section 7.2(b), shall be the sole and exclusive remedy of the Company, its Affiliates and its Representative and their respective former, current, or future general or limited partners, stockholders, directors, officers, managers, members, Affiliates, agents and other

Representatives against Buyer, its Affiliates and any Financing Source, and any of their respective former, current, or future general or limited partners, stockholders, directors, officers, managers, members, Affiliates, agents or other Representatives for any loss suffered as a result of the failure of the Transactions to be consummated or any breach of any covenant or agreement in this Agreement or otherwise and none of the Buyer, any of its Affiliates or any Financing Source shall have any further liability or obligation relating to or arising out of this Agreement or the Transactions.

(d)          Notwithstanding anything to the contrary contained herein, the rights of the Company under this Section 7.2 are independent of and in addition to such rights and remedies the Company may have under Section 9.7.  For the avoidance of doubt, the Company may simultaneously pursue (i) a grant of specific performance pursuant to Section 9.7, (ii) subject to Section 7.2(c), its rights and remedies at law, in equity, in contract, in tort or otherwise and (iii) payment of the Reverse Termination Fee pursuant this Section 7.2; provided, that under no circumstances shall the Company be permitted or entitled to receive (A) both such grant of specific performance that causes the Closing to occur and payment of a Reverse Termination Fee or (B) more than one Reverse Termination Fee.

(e)          Each of the Company and Buyer acknowledges that (i) the agreements contained in this Section 7.2 are an integral part of the Transactions, (ii) the damages resulting from termination of this Agreement under circumstances where the Reverse Termination Fee is payable are uncertain and incapable of accurate calculation and therefore, the amount payable pursuant to this Section 7.2 is not a penalty but rather constitutes liquidated damages in a reasonable amount that will compensate the Company for the efforts and resources expended and opportunities foregone while negotiating this Agreement and in reliance on this Agreement and on the expectation of the consummation of the Transactions and (iii) without the agreements contained in this Section 7.2, the Parties would not have entered into this Agreement.

ARTICLE VIII

SURVIVAL; RECOURSE

Section 8.1          Survival of Representations, Warranties and Covenants.  The Parties, intending to modify any applicable statute of limitations, hereby acknowledge and agree that the representations, warranties, covenants and agreements contained in this Agreement or in any certificate or other document delivered pursuant to this Agreement shall terminate upon the earlier of (a) the Closing and (b) the termination of this Agreement pursuant to Section 7.1; provided, however, that the covenants and agreements that explicitly contemplate performance after the Closing shall survive the Closing in accordance with their terms until the earlier of (i) the date on which they have been fully performed or expire in accordance with this Agreement and (ii) 60 days following the expiration of any applicable statute of limitations; provided, further, that the foregoing is not intended to limit the survival periods contained in the R&W Policy, if any.

Section 8.2           Recourse.

(a)          Except as provided in Section 2.8, the Parties acknowledge and agree that from and after the Closing they shall not be permitted to make, and no Party shall have any

Liability or obligation with respect to, any claims for any breach of any representation or warranty set forth in this Agreement or any covenant or agreement in this Agreement that is to have been performed by any other Party on or prior to the Closing.  In furtherance of the foregoing, effective as of the Closing, each Party hereby waives (on behalf of itself, each of its Affiliates and each of their respective Related Parties), to the fullest extent permitted under Law, any and all rights, claims and causes of action (including any statutory rights to contribution or indemnification) for any breach of any representation or warranty set forth in this Agreement or any covenant or obligation in this Agreement that is to have been performed by any Party on or prior to the Closing or otherwise relating to any Company Entity or the subject matter of this Agreement that such Party may have against the other Parties or any of their Affiliates or any of their respective Related Parties arising under or based upon any theory whatsoever, under any Law, in equity, contract, tort or otherwise, in each case, occurring or arising on or prior to the Closing; provided, however, that the foregoing release shall not apply to claims of, and nothing contained in this Agreement shall operate to limit the common law Liability of a Party to any other Party in the event such Party is finally determined by a court of competent jurisdiction to have committed knowing and intentional fraud with intent to mislead against such other Party in connection with this Agreement or the consummation of the Transactions (“Fraud”); provided, further, that the cumulative Liability of each Company Stockholder under this Agreement, including pursuant to the foregoing proviso, shall in no event exceed the Merger Consideration proceeds actually received by such Company Stockholder.

(b)         Buyer hereby acknowledges and agrees that, except as expressly provided in Section 8.2(a) and Section 8.2(b) of this Agreement, Article III of the Separation Agreement and the Stockholder Guarantees, none of the Company Stockholders, the Company Entities or any of their respective Related Parties, shall have any Liability or obligation arising under this Agreement or in any certificate or other document delivered pursuant to this Agreement or as a result of the consummation of the Transactions, such Section 8.2(a) and Section 8.2(b), Article III of the Separation Agreement being the sole and exclusive remedy for all Losses arising under this Agreement or in any certificate or other document delivered pursuant to this Agreement or as a result of the consummation of the Transactions, whether purporting to sound in under any Law, in equity, contract, tort or otherwise.

ARTICLE IX

MISCELLANEOUS

Section 9.1          Notices.  Any notice, request, demand, waiver, consent, approval or other communication that is required or permitted under this Agreement shall be in writing and shall be deemed given: (a) on the date established by the sender as having been delivered personally, (b) on the date delivered by a private courier as established by the sender by evidence obtained from the courier, (c) on the date sent by email, provided that the sender sends a confirming copy of such notice on the same day by a nationally recognized overnight courier service (costs prepaid), or (d) on the fifth Business Day after the date mailed, by certified or registered mail, return receipt requested, postage prepaid.  Such notices, to be valid, must be addressed as follows:

(i)             if to Buyer, Merger Sub or the Surviving Corporation, to (following the Closing):

US Foods, Inc. 9399 W. Higgins Road, Suite 100 Rosemont, IL 60018 Attention: General Counsel Email: legalnotices@usfoods.com with a required copy (which shall not constitute notice) to:

Cravath, Swaine & Moore LLP 825 Eighth Avenue New York, New York 10019
Attention:	Robert I. Townsend, III
O. Keith Hallam, III
Jenny Hochenberg
Facsimile No.:	(212) 474-3700
Email:	RTownsend@cravath.com
KHallam@cravath.com
JHochenberg@cravath.com

(ii) if to the Company (prior to the Closing) or the Stockholders’ Representative, to:

c/o Apollo Management IX, L.P. 9 West 57th Street, 34th Floor New York, NY 10019
Attention:	Laurie Medley, Esq.
Email:	(646) 607-0528

with a required copy (which shall not constitute notice) to:

Morgan, Lewis & Bockius LLP 101 Park Avenue New York, New York 10178
Attention:	Robert G. Robison Robert.robison@morganlewis.com and Andrew Milano Andrew.milano@morganlewis.com or to such other address or to the attention of such Person or Persons as the recipient Party has specified by prior written notice in the manner set forth in this Section 9.1 to the sending Party (or in the case of counsel, to such other readily ascertainable business address as such counsel may maintain from and after the date of this Agreement).  If more than one method for sending notice as set forth above is used, the earliest notice date established as set forth above shall control.

Section 9.2          Severability.  If any provision of this Agreement is held to be illegal, invalid or unenforceable under any present or future Law or by any court of competent jurisdiction, (a) such provision will be fully severable, (b) this Agreement will be construed and enforced as if such illegal, invalid or unenforceable provision had never comprised a part of this Agreement, (c) the remaining provisions of this Agreement will remain in full force and effect and will not be affected by the illegal, invalid or unenforceable provision or by its severance from and after the date of this Agreement and (d) in lieu of such illegal, invalid or unenforceable provision, there will be added automatically as a part of this Agreement a legal, valid and enforceable provision as similar in terms of such illegal, invalid or unenforceable provision as may be possible.

Section 9.3          Limited Recourse.  Each Party covenants and agrees that such Party shall not institute, and shall cause its Affiliates not to institute, any Legal Proceeding arising under or in connection with this Agreement or the consummation of the Transactions against any Related Party of any Party (other than Buyer).  Any claim or cause of action based upon, arising out of, or related to this Agreement or the consummation of the Transaction may only be brought against Persons that are expressly named as Parties, and then only with respect to the specific obligations set forth in this Agreement.  No Related Party of any Party (other than Buyer) and no Related Party of a Related Party shall have any Liability or obligation for any of the representations, warranties, covenants, agreements, obligations or Liabilities of any Party under this Agreement or of or for any Legal Proceeding based on, in respect of, or by reason of, the consummation of the Transactions (including the breach, termination or failure to consummate the Transactions), in each case whether based on Contract, tort, strict Liability, other Laws or otherwise and whether by piercing the corporate veil, by a claim by or on behalf of a Party or another Person or otherwise;  provided, however, that nothing in this Section 9.3 shall be construed to affect the rights of the rights of any party to the Separation Agreement (including Buyer as a third-party beneficiary thereunder) with respect to any other such party, in each case, to the extent provided in, and subject to the terms and conditions of, the Separation Agreement.

Section 9.4           Entire Agreement; Third-Party Beneficiaries.

(a)        This Agreement, the Appendices, Schedules, Exhibits and the other documents, instruments and agreements specifically referred to in this Agreement or therein or delivered pursuant to this Agreement or thereto set forth the entire understanding of the Parties with respect to the Transactions.  Any and all previous agreements and understandings between or among the Parties regarding the subject matter of this Agreement, whether written or oral, are superseded by this Agreement, except for the Confidentiality Agreement. For the avoidance of doubt, if this Agreement is executed on the same date as the Separation Date (as defined in the Separation Agreement), this Agreement shall be deemed executed and effective as of immediately following the consummation of the transactions contemplated by Section 2.4 of the Separation Agreement.

(b)         The terms and provisions of this Agreement are intended solely for the benefit of the Parties and their respective successors and permitted assigns.  This Agreement will not confer, and it is not the intention of the Parties for this Agreement to confer, any rights or remedies upon any Person other than the Parties and their respective successors and permitted assigns, other than: (i) Section 9.3 and, if the Effective Time occurs, Section 5.9(c), Section 5.10 and Section 5.12, which will be for the benefit of the Persons set forth therein, and any such Person will have the rights provided for therein, (ii) if the Effective Time occurs, the right of the Company Stockholders to receive the amounts required to be paid to the Company Stockholders hereunder and (iii) this Article IX in respect of the Sections set forth under the immediately preceding clauses (i)-(ii); provided that the Financing Sources shall be express third party beneficiaries of and have the right to enforce Section 7.2(c), Section 9.4, Section 9.5, Section 9.6 and Section 9.11(b).  Notwithstanding anything herein to the contrary, the Company and the Stockholders’ Representative hereby waive any rights or claims against the Financing Sources in connection with this Agreement, the Transactions or the Debt Financing, whether at law or equity, in contract, tort, statute or otherwise.

Section 9.5          Governing Law.  This Agreement, the Appendices, Exhibits and Schedules to this Agreement, the Transactions and the other transactions contemplated thereby (whether sounding at law or in equity, in contract, in tort or otherwise) shall be governed by and interpreted and enforced in accordance with the Laws of the State of Delaware, without giving effect to any choice of Law or conflict of Laws rules or provisions (whether of the State of Delaware or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Delaware; provided that any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement or any of the Transactions, or any dispute arising out of or relating in any way to the Debt Financing, shall be governed by, and construed in accordance with, the law of the State of New York (except that in all events (x) the interpretation of the definition of “Material Adverse Effect” (and whether or not a “Material Adverse Effect” has occurred), (y) the determination of the accuracy of any representation made by the Company hereunder and whether, as a result of any inaccuracy thereof, the Buyer has the right to terminate its obligations (or decline to consummate the Closing and other Transactions) hereunder and (z) the determination of whether the Transactions have been consummated in accordance with the terms of this Agreement shall, in each case, be governed by, and construed in accordance with, the laws of the State of Delaware, without giving effect to any choice or conflict of law provision or rule that would cause the application of laws of any other jurisdiction).

Section 9.6          Consent to Jurisdiction; Waiver of Jury Trial.  Except as provided in Section 2.8(d), each Party irrevocably submits to the exclusive jurisdiction of the Court of Chancery located in Wilmington, Delaware (or, if such court does not have subject matter jurisdiction, any other state or federal court located in Wilmington, Delaware) for the purposes of any Legal Proceeding arising out of this Agreement, the Transactions or the other transactions contemplated by any of the foregoing, and irrevocably agrees to commence and litigate any such Legal Proceeding only in such courts.  Each Party further agrees that service of any process, summons, notice or document in accordance with Section 9.1 shall be effective service of process, summons, notice or documents for any such Legal Proceeding.  Nothing in this Agreement shall in any way be deemed to limit the ability of either Party to serve any such process, summons, notice or document in any other manner permitted by applicable Law.  Each Party hereby (a) irrevocably and unconditionally waives any objection to the laying of venue of any Legal Proceeding arising out of this Agreement or the consummation of the Transactions in such courts, (b) irrevocably and unconditionally waives and agrees not to plead or claim in any such court that any such Legal Proceeding brought in any such court has been brought in an inconvenient forum, does not have jurisdiction over any Party or that this Agreement, or the subject matter hereof, may not be enforced in or by such courts and (c) irrevocably and unconditionally agrees to be bound by any judgment rendered by any such court and such judgment may be enforced in any other court with jurisdiction over the Parties.  Notwithstanding the foregoing, each of the Parties hereto agrees that it will not bring or support any action, cause of action, claim, cross-claim or third-party claim of any kind or description, whether in law or in equity, whether in contract or in tort or otherwise, against the Financing Sources in any way relating to this Agreement, the Debt Financing or any of the Transactions, in any forum other than any State or Federal court sitting in the Borough of Manhattan in the City of New York.  EACH PARTY HEREBY IRREVOCABLY AND UNCONDITIONALLY WAIVES ALL RIGHT TO TRIAL BY JURY IN ANY LEGAL PROCEEDING ARISING OUT OF OR RELATING TO THIS AGREEMENT, THE TRANSACTIONS, THE DEBT FINANCING, THE OTHER TRANSACTIONS CONTEMPLATED BY ANY OF THE FOREGOING OR THE ACTIONS, INCLUDING COUNTERCLAIMS, OF THE PARTY IN THE NEGOTIATION, ADMINISTRATION, PERFORMANCE AND ENFORCEMENT OF THIS AGREEMENT OR THEREOF.  THE PARTIES HERETO EACH HEREBY AGREES AND CONSENTS THAT SUCH WAIVER SHALL EXTEND FOR THE BENEFIT OF THE FINANCING SOURCES.

Section 9.7          Right to Specific Performance.

(a)          The Parties agree that irreparable damage for which monetary relief, even if available, would not be an adequate remedy, would occur in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached.  It is accordingly agreed that the Parties shall be entitled to an injunction or injunctions or specific performance or other equitable remedy to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement, such remedies being in addition to any other remedy to which such Party is entitled at law, in equity, in contract, in tort or otherwise.

(b)          The Parties hereby agree not to raise any objections to the availability of the equitable remedy of specific performance to prevent or restrain breaches of this Agreement by the Parties, as applicable, and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the respective covenants and obligations of the Parties under this Agreement, all in accordance with the terms of this Section 9.7, on the basis that any other Party has an adequate remedy at law or that any award of specific performance is not an appropriate remedy for any reason at law or in equity.

(c)          No Party shall be required to provide any evidence of irreparable harm or bond or other security in connection with seeking an injunction or injunctions to prevent breaches of this Agreement or to specifically enforce the terms and provisions of this Agreement.

Section 9.8          Assignment.  Neither this Agreement nor any of the rights or obligations under this Agreement shall be assigned by any of the Parties without the prior written consent of (a) Buyer, in the case of an assignment by the Company (prior to the Closing), and (b) the Company, in the case of an assignment by Buyer or Merger Sub; provided, that (i) Buyer and Merger Sub may assign any or all of its rights, interests or obligations under this Agreement to any Affiliate of Buyer, but no such assignment shall relieve Buyer or Merger Sub of its obligations hereunder, and (ii) Buyer may pledge and grant a security interest in its rights under this agreement to any lenders as collateral security for Buyer’s existing credit facility, the Debt Financing or any other financing arrangement.  Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of, and be enforceable by, the Parties and their respective successors and permitted assigns.  Any attempted assignment in violation of the terms of this Section 9.8 shall be null and void, ab initio.

Section 9.9         Headings.  All headings contained in this Agreement are for convenience of reference only, do not form a part of this Agreement and shall not affect in any way the meaning or interpretation of this Agreement.

Section 9.10       Construction.  For the purposes of this Agreement, except as otherwise expressly provided in this Agreement or unless the context otherwise requires: (a) the meaning assigned to each term defined in this Agreement shall be equally applicable to both the singular and the plural forms of such term and vice versa, and words denoting either gender shall include both genders as the context requires; (b) where a word or phrase is defined in this Agreement, each of its other grammatical forms shall have a corresponding meaning; (c) the terms “hereof”, “herein”, “hereunder”, “hereby” and “herewith” and words of similar import shall, unless otherwise stated, be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement; (d) when a reference is made in this Agreement to an Article, Section, subsection, paragraph, Exhibit, Schedule or other attachment, such reference is to an Article, Section, subsection, paragraph, Exhibit, Schedule or other attachment to this Agreement unless otherwise specified, and a reference to a subsection without further reference to a Section is a reference to such subsection as contained in the same Section in which the reference appears; (e) unless otherwise specified, the word “include”, “includes” and “including” when used in this Agreement shall be deemed to be followed by the words “without limitation”, and the rule known as ejusdem generis shall not be applicable to limit a general statement, followed by or referable to an enumeration of specific matters, to matters similar to those specifically mentioned; (f) a reference to any Party to this Agreement or any other agreement or document shall include such Party’s predecessors, successors and permitted assigns; (g) all accounting terms used and not defined in this Agreement have the respective meanings given to them under GAAP; (h) any event, the scheduled occurrence of which would fall on a day that is not a Business Day shall be deferred until the next succeeding Business Day; (i) any statement in this Agreement to the effect that any information, document or other material has been “made available” by the Company shall mean such information, document or material was included in and available at least one Business Day prior to the date hereof in the “Project Trailblazer” online data room hosted by Merrill Corporation; (j) all references to “dollars” or “$” or “US$” in this Agreement shall refer to United States dollars, which is the currency used for all purposes in this Agreement; (k) the word “or” shall be disjunctive and not exclusive; and (l) reference to any Law means such Law, as amended, modified, codified, replaced or reenacted from time to time, and all rules and regulations promulgated thereunder.  The Parties have participated jointly in the negotiation and drafting of this Agreement, and any rule of construction or interpretation otherwise requiring this Agreement to be construed or interpreted against any Party by virtue of the authorship of this Agreement shall not apply to the construction and interpretation of this Agreement. Promptly following the date hereof, the Company shall deliver to Buyer a flash drive or CD-ROM (in either case, in PC-readable format) that contains all of the documents which were made available to Buyer in the “Project Trailblazer” online data room hosted by Merrill Corporation.

Section 9.11        Amendments and Waivers.  (a) This Agreement may not be amended, supplemented or modified except by an instrument in writing signed on behalf of Buyer, Merger Sub and, prior to the Closing, the Company, or, following the Closing, the Stockholders’

Representative.  Any term or condition of this Agreement may be waived at any time in a written instrument duly executed by the Party that is entitled to the benefit of such term or condition.  No waiver by any Party of any term or condition of this Agreement, in any one or more instances, shall be deemed to be or construed as a waiver of the same or any other term or condition of this Agreement on any prior or future occasion or affect in any way any rights arising by virtue of any such prior or future occasion.

(b)          Notwithstanding anything to the contrary contained herein, Sections 7.2(c), Section 9.4, Section 9.5, Section 9.6 and Section 9.11(b) (and any provision of this Agreement to the extent an amendment or waiver of such provision would modify the substance of the aforementioned provisions) may not be amended or waived in a manner that is materially adverse to any Financing Source without the prior written consent of such Financing Source.

Section 9.12         Attorney-Client Privilege; Conflict Waiver.  Notwithstanding that Morgan, Lewis & Bockius LLP (“Morgan Lewis”) has acted as legal counsel to the Company Entities prior to the Closing in connection with this Agreement and the Transactions (the “Pre-Closing Engagement”), and recognizing that Morgan Lewis intends to act as legal counsel to the Company Stockholders and their respective Affiliates after the Closing, Buyer hereby waives, on its own behalf, and agrees to cause its Affiliates (including the Company Entities after the Closing) to waive, any conflicts that may arise in connection with Morgan Lewis representing the Company Stockholders or any of their respective Affiliates after the Closing, as such representation may conflict with the Pre-Closing Engagement.  In addition, all communications relating to the Pre-Closing Engagement and involving attorney-client confidences between the Company Stockholders, their respective Affiliates or the Company Entities and Morgan Lewis shall be deemed to be attorney-client confidences that belong solely to the Company Stockholders and their respective Affiliates (and not the Company Entities).  Accordingly, the Company Entities shall not, without the Stockholders’ Representative’s consent, have access to the files of Morgan Lewis relating to the Pre-Closing Engagement.  Without limiting the generality of the foregoing, upon and after the Closing, (a) the Company Stockholders and their respective Affiliates (and not the Company Entities) shall be the sole holders of the attorney-client privilege with respect to the Pre-Closing Engagement, and none of the Company Entities shall be a holder thereof, (b) to the extent that files of Morgan Lewis in respect of the Pre-Closing Engagement constitute property of the client, only the Company Stockholders and their respective Affiliates (and not the Company Entities) shall hold such property rights and (c) Morgan Lewis shall have no duty whatsoever to reveal or disclose any such attorney-client communications or files to any of the Company Entities by reason of any attorney-client relationship between Morgan Lewis and the Company Entities or otherwise.

Section 9.13         Appendices, Schedules and Exhibits.  Except as otherwise provided in this Agreement, all Appendices, Exhibits and Schedules referred to in this Agreement are intended to be and hereby are made a part of this Agreement.  The Company Disclosure Schedules have been arranged, for purposes of convenience only, in sections corresponding to the Sections of this Agreement.  The disclosure of any item in any section or subsection of the Company Disclosure Schedules will be deemed disclosed with respect to each other section and subsection of the Company Disclosure Schedules so long as its relevance to such other section of the Company Disclosure Schedules is reasonably apparent on the face of such disclosure.  Certain information set forth in the Company Disclosure Schedules is or may be included solely for informational purposes, is not an admission of Liability with respect to the matters covered by the information, and may not be required to be disclosed pursuant to this Agreement.  The specification of any dollar amount in the representations and warranties contained in this Agreement or the inclusion of any specific item in the Company Disclosure Schedules is not intended to imply that such amounts (or higher or lower amounts) or items (a) are or are not material to the business, assets, Liabilities, financial condition, results of operation or prospects of the Company Entities, (b) amount to a Material Adverse Effect or (c) occurred outside of the ordinary course of business of the Company.  No Party shall use the fact of the setting of such amounts or the fact of the inclusion of any such item in the Company Disclosure Schedules in any dispute or controversy between the Parties as to whether any obligation, item or matter not described in this Agreement or included in the Company Disclosure Schedules is or is not material for purposes of this Agreement.

Section 9.14          Stockholders’ Representative.

(a)         Each Company Stockholder, by its approval of, or consent to, the Merger and the adoption of this Agreement, its acceptance of any consideration pursuant to this Agreement or delivery of a Letter of Transmittal, hereby irrevocably appoints the Stockholders’ Representative, as of the date of this Agreement, with power of designation and assignment as its true and lawful attorney-in-fact and agent with full power of substitution, to act solely and exclusively on behalf of, and in the name of, such Company Stockholder, regarding any matter relating to or arising under this Agreement, the Escrow Agreement or the Transactions, with the full power, without the consent of such Company Stockholder, to exercise as the Stockholders’ Representative in its sole discretion deems appropriate, the powers that such Company Stockholder could exercise under this Agreement with respect to all of its rights and obligations and to take all actions with respect thereto necessary or appropriate in the judgment of the Stockholders’ Representative in connection with this Agreement, the Escrow Agreement and the Transactions. The appointment of the Stockholders’ Representative is coupled with an interest and shall be irrevocable by any Company Stockholder in any manner or for any reason.  Buyer, the Paying Agent and the Escrow Agent shall be entitled to rely exclusively, without independent verification or investigation, upon any notices and other acts of the Stockholders’ Representative relating to the Company Stockholders’ rights and obligations under this Agreement as being legally binding acts of each Company Stockholder individually and collectively, and Buyer, the Paying Agent and the Escrow Agent shall deliver any notice required or permitted under this Agreement to be delivered to the Company Stockholders to the Stockholders’ Representative.  No Company Stockholder may take any action with respect to its rights and obligations under this Agreement without the express written consent of the Stockholders’ Representative.

(b)          The Stockholders’ Representative shall not be required to expend or risk its own funds or otherwise incur any financial Liability in the exercise or performance of any of its powers, rights, duties or privileges or pursuant to this Agreement, the Escrow Agreement or the transactions contemplated hereby or thereby.  Furthermore, the Stockholders’ Representative shall not be required to take any action unless the Stockholders’ Representative has been provided with funds, security or indemnities from the Company Stockholders, which, in the Stockholders’ Representative’s determination, are sufficient to protect the Stockholders’ Representative against the costs, expenses and Liabilities that may be incurred by the Stockholders’ Representative in performing such actions.  The Stockholders’ Representative shall be entitled to (i) rely upon the

Estimated Closing Statement, (ii) rely upon any signature believed by it to be genuine and (iii) reasonably assume that a signatory has proper authorization to sign on behalf of the applicable Company Stockholder or other Person.

(c)        The Stockholders’ Representative shall not be liable to any Company Stockholder for any act done or omitted under this Agreement or the Escrow Agreement as the representative of the Company Stockholders while acting in good faith, and any act done or omitted shall be conclusive evidence of such good faith.  Each Company Stockholder severally (pro rata in proportion to their respective shares of the Merger Consideration) and not jointly shall indemnify the Stockholders’ Representative and hold the Stockholders’ Representative harmless from and against any Losses (each, a “Representative Loss”) arising out of or in connection with any actions taken or omitted to be taken by the Stockholders’ Representative under this Agreement or under the Escrow Agreement, in each case as such Representative Loss is incurred or suffered; provided, that in the event it is finally adjudicated that a Representative Loss or any portion thereof was primarily caused by the gross negligence or bad faith of the Stockholders’ Representative, the Stockholders’ Representative will reimburse the Company Stockholders the amount of such indemnified Representative Loss attributable to such gross negligence or bad faith.  If not paid directly to the Stockholders’ Representative by the Company Stockholders, any such Representative Losses may be recovered by the Stockholders’ Representative (without the requirement of any consent or approval by Buyer) from the portion of the Adjustment Escrow Amount otherwise distributable to the Company Stockholders pursuant to the terms of this Agreement and the Escrow Agreement at the time of distribution, in each case in accordance with written instructions delivered by the Stockholders’ Representative to the Escrow Agent.  While this Section 9.14(c) allows for the Stockholders’ Representative to be paid from distributions to the Company Stockholders from the Adjustment Escrow Amount, this does not relieve the Company Stockholders from their obligation to promptly pay such Representative Losses as such Representative Losses are suffered or incurred, nor does it prevent the Stockholders’ Representative from seeking any remedies available to it at law or otherwise; provided, however, that none of Buyer, the Surviving Corporation nor any of their respective Affiliates (except for any such Affiliate that is a Company Stockholder, and then, only in such Affiliate’s capacity as a Company Stockholder) shall have any Liability with respect to such items.

(d)          Buyer and the Company acknowledge that the Stockholders’ Representative is party to this Agreement solely for purposes of serving as the representative of the Company Common Stockholders hereunder, and no action, suit, claim, investigation or proceeding will be brought by, or on behalf of Buyer, the Company or the Surviving Corporation against the Stockholders’ Representative with respect to this Agreement or the Transactions, or any statement, certificate, instruction, opinion, instrument or other documents delivered hereunder (with it being understood that any covenant or agreement of or by the “Parties” or “each of the Parties” will not be deemed to require performance by, or be an agreement of, the Stockholders’ Representative unless performance by the Stockholders’ Representative is expressly provided for in such covenant or the Stockholders’ Representative expressly so agrees in writing).

Section 9.15        Counterparts.  This Agreement, and the other documents, agreements and instruments to be delivered in connection with this Agreement, may be executed in counterparts, and any Party may execute any such counterpart, each of which when executed and delivered shall be deemed to be an original and all of which counterparts taken together shall constitute but one and the same instrument.  This Agreement shall become effective when each Party shall have received a counterpart of this Agreement signed by the other Parties.  The Parties agree that the delivery of this Agreement, and the other documents, agreements and instruments to be delivered in connection with this Agreement, may be effected by means of an exchange of electronically transmitted signatures (including by electronic mail in .pdf format).

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed as of the day and year first above written.

BUYER:

US FOODS, INC.

By:	/s/ Pietro Satriano
	Name:	Pietro Satriano
	Title:	Chief Executive Officer

MERGER SUB:

CNC MERGER SUB, INC.

By:	/s/ Pietro Satriano
	Name:	Pietro Satriano
	Title:	CEO & President

Signature Page to Agreement and Plan of Merger

COMPANY:

SMART STORES HOLDINGS CORP.

By:	/s/ David G. Hirz
	Name:	David G. Hirz
	Title:	President and Chief Executive Officer

STOCKHOLDERS’ REPRESENTATIVE:

SMART & FINAL HOLDINGS, INC.

By:	/s/ David G. Hirz
	Name:	David G. Hirz
	Title:	President and Chief Executive Officer

Signature Page to Agreement and Plan of Merger

Appendix A
Definitions

When used in this Agreement, the following terms have the meanings assigned to them in this Section:

“Accounting Principles” shall mean the accounting methodologies, principles and procedures set forth on Schedule A.

“Additional D&O Provider” has the meaning set forth in Section 5.12.

“Adjustment Amount” has the meaning set forth in Section 2.8(e)(ii).

“Adjustment Escrow Account” has the meaning set forth in Section 2.9(a).

“Adjustment Escrow Amount” has the meaning set forth in Section 2.9(a).

“Adjustment Escrow Release Date” has the meaning set forth in Section 2.9(a).

“Affiliate” of any Person shall mean any other Person that directly or indirectly, through one or more intermediaries, controls, is controlled by, or is under common control with such first Person.  For purposes of this definition, “control” (including the terms “controlled by” and “under common control with”) of a Person means the power to, directly or indirectly, direct or cause the direction of the management and policies of such Person whether through ownership of voting securities or other ownership interests, by Contract or otherwise, including, with respect to a corporation, partnership or limited liability company, the direct or indirect ownership of more than 50% of the voting securities in such corporation or of the voting interest in a partnership or limited liability company.  For the avoidance of doubt, the Company Entities shall be considered Affiliates of (a) the applicable Company Stockholder prior to the Closing and (b) Buyer following the Closing.

“Agreement” has the meaning set forth in the preamble to this Agreement.

“Annual Financial Statements” has the meaning set forth in Section 3.6(a).

“Anti-Corruption Laws” shall mean the Foreign Corrupt Practices Act of 1977, as amended, the Anti-Kickback Act of 1986, as amended, the UK Bribery Act of 2012, and the Anti-Bribery Laws of the People’s Republic of China or any applicable Laws of similar effect, and the related regulations and published interpretations under such laws.

“Antitrust Authorities” shall mean the Federal Trade Commission, the Antitrust Division of the United States Department of Justice and the attorneys general of the several states of the United States.

“Antitrust Laws” shall mean the Sherman Act, the Clayton Act, the HSR Act, the Federal Trade Commission Act, and all other applicable merger control, competition, antitrust or foreign investment Laws issued by a Governmental Entity that are designed or intended to prohibit,

Appendix A-1

restrict or regulate actions having the purpose or effect of monopolization or restraint of trade or lessening of competition through merger or acquisition.

“Apollo Investor” shall mean AP IX First Street Holdings, L.P.

“Applicable Date” shall mean January 1, 2018.

“Balance Sheet Date” has the meaning set forth in Section 3.6(a).

“Base Consideration” has the meaning set forth in Section 2.4(b)(i).

“Benefit Plan” shall mean any “employee benefit plan” as defined in ERISA Section 3(3) (whether or not subject to ERISA) and any bonus, incentive compensation, deferred compensation, change in control, vacation, leave, equity, termination pay, death and disability benefits, hospitalization, medical, life or other insurance, profit-sharing, pension or retirement plan, severance, or other employee benefit plan, program, policy or other arrangement.

“Board of Directors” shall mean the board of directors of any specified Person and any committee thereof.

“Burdensome Condition” has the meaning set forth in Section 5.6(a).

“Business” shall mean the business of the Company Entities and shall exclude the Red Store Entities and all assets, liabilities and businesses of any Company Entity that under the terms of the Separation Agreement are to be owned through or by the Red Store Entities or any Subsidiary of any Red Store Entity.

“Business Associate” shall mean any current or former director, officer or other employee of any Affiliate of the Company Entities who is, or as of the last day of his or her employment was, primarily engaged in the operation of the Business.

“Business Day” shall mean any day, other than Saturday, Sunday or any other day on which banks located in the State of California are authorized or required to close.

“Buyer” has the meaning set forth in the preamble to this Agreement.

“Buyer Material Adverse Effect” shall mean any effect, change, event or occurrence that would reasonably be expected to, individually or in the aggregate, prevent, materially delay or materially impair the ability of Buyer or Merger Sub to consummate the Transactions.

“Buyer Parties” shall mean Buyer, its Representatives and its Affiliates (including, post-Closing, the Company Entities), and each of their respective Related Parties, and each of the successors and assigns of any of the foregoing.

“Capital Interest” has the meaning set forth in this Appendix A under the term “Equity Securities”.

Appendix A-2

“Certificate of Designation” shall mean that certain Certificate of Designation of Series A Convertible Participating Preferred Stock Setting Forth The Powers, Preferences, Rights, Qualifications, Limitations and Restrictions of Such Series of Preferred Stock, filed by the Company with the Secretary of State of the State of Delaware on June 20, 2019, as amended or modified from time to time.

“Certificates” shall mean each certificate evidencing the Company Common Shares or the Company Preferred Shares, as applicable.

“Closing” has the meaning set forth in Section 2.2.

“Closing Amounts” shall mean the Closing Working Capital, the Closing Cash, the Closing Indebtedness, the Closing Transaction Costs and the Net Tax Adjustment.

“Closing Cash” shall mean, as of the Determination Time (but less any dividend or distribution by the Company to any Company Stockholder or other payment to any Company Stockholder or Affiliate thereof between the Determination Time and the Effective Time), the aggregate amount of Company Cash, excluding any amounts taken into account in calculating any other Closing Amount.

“Closing Date” has the meaning set forth in Section 2.2.

“Closing Indebtedness” shall mean, as of the Determination Time on the Closing Date (but giving effect to any subsequent incurrence of indebtedness prior to the Effective Time), the aggregate amount of Company Indebtedness, excluding any amounts taken into account in calculating any other Closing Amount.

“Closing Merger Consideration” shall mean an amount equal to (a) the Closing Payment, minus (b) the Adjustment Escrow Amount.

“Closing Payment” shall mean an amount equal to (a) the Base Consideration, minus (b) the Redemption Amount, plus (c) an amount (which may be positive or negative) equal to (i) Estimated Closing Working Capital, minus (ii) Target Working Capital, plus (d) Estimated Closing Cash, minus (e) Estimated Closing Indebtedness, minus (f) Estimated Closing Transaction Costs, minus (g) the Estimated Net Tax Adjustment.

“Closing Statement” has the meaning set forth in Section 2.8(b).

“Closing Transaction Costs” shall mean, as of the Closing, the aggregate amount of Transaction Costs that remain unpaid, excluding any amounts taken into account in calculating any other Closing Amount.

“Closing Working Capital” shall mean, as of the Determination Time on the Closing Date, (a) the aggregate amount of Current Assets, minus (b) the aggregate amount of Current Liabilities, in each case, (i) as calculated in accordance with the Accounting Principles and (ii) excluding any amounts taken into account in calculating any other Closing Amount.

Appendix A-3

“COBRA” shall mean the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

“Code” shall mean the Internal Revenue Code of 1986, as amended.

“Co-Invest Agreement” shall mean the applicable Co-Invest Agreement entered into by and among the Company, the Apollo Investor and the applicable Company Stockholder, as assigned from time to time in accordance therewith, pursuant to which such Company Stockholder (a) acquired Company Common Shares and (b) loaned certain amounts to the Company pursuant to the Shareholder Loan Agreement.

“Co-Invest Promissory Note” shall mean the applicable promissory note entered into by and between the applicable Company Stockholder, as borrower, and the Company, as lender, pursuant to which such Company Stockholder borrowed certain funds from the Company in order to fund the investment made by such Company Stockholder pursuant to the applicable Co-Invest Agreement.

“Co-Invest Promissory Note Balance” shall mean, as of any given time, with respect to the applicable Co-Invest Promissory Note, the then outstanding principal amount, together with any accrued interest or other amounts payable thereunder.

“Collective Bargaining Agreement” shall mean any collective bargaining agreement, labor Contract or similar labor-related agreement, in any case with any labor organization, labor union, works council, employee association or other similar employee representative.

“Company” has the meaning set forth in the preamble to this Agreement.

“Company Associate” shall mean any (a) current or former director, officer or other employee of any of the Company Entity or (b) Business Associate.

“Company Board” shall mean the board of directors of the Company.

“Company Cash” shall mean, with respect to the Company Entities, an amount equal to all cash and cash equivalents of the Company Entities, calculated in accordance with GAAP, net of outstanding checks, (a) excluding the Excluded Company Cash and (b) including (i) deposits in transit that are not yet reflected as available proceeds and (ii) the aggregate Co-Invest Promissory Note Balance. For the avoidance of doubt, none of the actions contemplated by Section 2.5(d), including the payment of the Co-Invest Promissory Note Balances to the Company, shall increase Company Cash.

“Company Common Shares” has the meaning set forth in Section 2.4(b)(i).

“Company Common Stockholders” shall mean the holders of the Company Common Shares.

“Company Contract” shall mean any Contract to which a Company Entity is a party, other than any Employee Plan.

Appendix A-4

“Company Disclosure Schedules” shall mean the disclosure schedules delivered by the Company to Buyer in connection with this Agreement.

“Company Employee Agreement” shall mean each management, employment, severance, retention, transaction bonus, change in control, consulting, relocation, repatriation or expatriation agreement or other Contract with any Company Associate or under which any Company Entity could have any Liability.

“Company Entity” shall mean each of the Company and each Company Subsidiary and, for the avoidance of doubt, shall not include the Red Store Entities.

“Company Indebtedness” shall mean all Indebtedness of the Company Entities.

“Company IP” shall mean all Intellectual Property rights owned, used, held for use or exploited by any Company Entity, including the Owned Intellectual Property and the Licensed Intellectual Property, collectively.

“Company Lease” shall mean any Contract pursuant to which any of the Company Entities leases, subleases, licenses or occupies any Leased Real Property.

“Company Preferred Shares” shall mean the shares of the Company’s preferred stock, par value per share, designated as Series A Convertible Participating Preferred Stock (each, a “Company Preferred Share”).

“Company Preferred Stockholders” shall mean the holders of the Company Preferred Shares.

“Company Real Property” shall mean, collectively, the Owned Real Property and Leased Real Property.

“Company Returns” shall mean the Tax Returns required to be filed by any Company Entity with any Governmental Entity on or before the Closing Date.

“Company Stockholders” shall mean, as of the applicable date, collectively, the holders of Company Common Shares and the Company Preferred Shares.

“Company Subsidiary” shall mean each Subsidiary of the Company and, for the avoidance of doubt, shall not include the Red Store Entities.

“Confidentiality Agreement” shall mean that certain Confidentiality Agreement, dated November 25, 2019, by and between the Company and US Foods, Inc.

“Consent” shall mean any approval, consent, ratification, permission, waiver or authorization (including any Governmental Authorization).

“Consideration Allocation Schedule” has the meaning set forth in Section 2.8(a)(ii).

Appendix A-5

“Continuation Period” has the meaning set forth in Section 5.11(a).

“Continuing Employee” has the meaning set forth in Section 5.11(a).

“Contract” shall mean any written contract, lease, license, indenture, undertaking or other agreement that is legally binding.

“Credit Facility” shall mean the First Lien Credit Agreement, dated as of June 20, 2019 (as amended, supplemented or otherwise modified from time to time prior to the date hereof), among Greenwood Stores Acquisition LLC, as holdings, Smart Foodservice Funding LLC, as borrower, the lenders party thereto from time to time and Deutsche Bank AG New York Branch as administrative agent and collateral agent.

“Current Assets” shall mean, without duplication, the sum of accounts receivable, inventories, and prepaid expenses and other current assets of the Company Entities determined in accordance with GAAP and the classifications and line items shown on Schedule A. For the avoidance of doubt, Current Assets will specifically exclude the Co-Invest Promissory Note Balance and any cash and cash equivalents (whether or not constituting Excluded Company Cash), assets relating to Income Taxes, intercompany current assets, assets held for sale, and assets of discontinued operations.

“Current Liabilities” shall mean, without duplication, the sum of accounts payable, accrued salaries and wages, accrued contributions to any Employee Plan to which any Company Entity contributes under a Collective Bargaining Agreement, and accrued expenses of the Company Entities determined in accordance with GAAP and the classifications and line items shown on Schedule A. For the avoidance of doubt, Current Liabilities will specifically exclude (a) Liabilities for Income Taxes, (b) the current portion of long-term debt and capital leases, intercompany current liabilities and liabilities of discontinued operations and (c) any accrued interest, fees or charges in respect of Indebtedness.

“D&O Indemnified Party” has the meaning set forth in Section 5.12(a).

“Debt Financing” means any debt financing Buyer may utilize in connection with the Transactions.

“Debt Payoff Amount” shall mean the aggregate amount required to discharge all of the Company Entities’ obligations (including, as applicable, unpaid principal, accrued and unpaid interest, prepayment penalties, breakage costs and premiums in connection with the repayment thereof) under the Credit Facility immediately prior to the Closing.

“Determination Time” has the meaning set forth in Section 2.2.

“DGCL” has the meaning set forth in Section 2.1.

“Dissenting Share” has the meaning set forth in Section 2.4(b)(ii).

“Dissenting Stockholder” has the meaning set forth in Section 2.4(b)(ii).

Appendix A-6

“DOL” shall mean U.S. Department of Labor.

“Effective Time” has the meaning set forth in Section 2.2.

“Employee” shall mean any employee of any Company Entity as of the applicable date of determination.

“Employee Plan” shall mean each (a) “employee benefit plan” as defined in Section 3(3) of ERISA (whether or not subject to ERISA), (b) Company Employee Agreement and (c) salary, bonus, commission, vacation, deferred compensation, incentive compensation, stock purchase, stock option, restricted stock, severance pay, termination pay, death or disability, hospitalization, medical, life or other insurance, flexible benefits, supplemental unemployment benefits, profit-sharing, pension, retirement or other employee compensation or benefit plan, policy, program, agreement or arrangement in which any Company Associate or any individual contractor or consultant who is primarily engaged in the operation of the Business participates, that is sponsored, maintained, contributed to, or required to be contributed to, by any Company Entity or with respect to which any Company Entity may have any Liability.

“Encumbrance” shall mean any lien, pledge, hypothecation, charge, mortgage, security interest, deed of trust, encumbrance, covenant, condition, claim, infringement, interference, option, right of first refusal, preemptive right, community property interest or other similar restriction (including any restriction on the voting of any security, any restriction on the transfer of any security or other asset, any restriction on the receipt of any income derived from any asset, any restriction on the use of any asset and any restriction on the possession, exercise or transfer of any other attribute of ownership of any asset).

“Environmental Law” shall mean any applicable Law relating to pollution or to the protection of the environment, natural resources or, as it may be affected by exposure to or presence of hazardous or toxic substances, human health or safety, including the California Safe Drinking Water and Toxic Enforcement Act of 1986 and other Laws relating to labeling, registering or providing notice of hazardous or toxic substances or products containing hazardous or toxic substances.

“Equity Securities” shall mean (a) capital stock, partnership or membership interests or units (whether general or limited), and any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distribution of assets of, the issuing entity or a right to control such entity (a “Capital Interest”), (b) subscriptions, calls, warrants, options, purchase rights or commitments of any kind or character relating to, or entitling any Person to acquire, any Capital Interest, (c) stock appreciation, phantom stock, equity participation or similar rights, (d) securities convertible into or exercisable or exchangeable for any Capital Interests or (e) securities or other similar instruments or obligations, the value of which is in any way based on or derived from any of the foregoing.

“ERISA” shall mean the Employee Retirement Income Security Act of 1974 and the rules and the regulations promulgated thereunder.

“Escrow Agent” has the meaning set forth in Section 2.9(a).

Appendix A-7

“Escrow Agreement” has the meaning set forth in Section 2.9(a).

“Estimated Closing Cash” has the meaning set forth in Section 2.8(a)(i).

“Estimated Closing Indebtedness” has the meaning set forth in Section 2.8(a)(i).

“Estimated Closing Statement” has the meaning set forth in Section 2.8(a)(i).

“Estimated Closing Transaction Costs” has the meaning set forth in Section 2.8(a)(i).

“Estimated Closing Working Capital” has the meaning set forth in Section 2.8(a)(i).

“Estimated Net Tax Adjustment” has the meaning set forth in Section 2.8(a)(i).

 “Evaluation Material” has the meaning set forth in Section 3.27.

“Excluded Company Cash” shall mean cash on hand in facilities or stores of the Company Entities in an amount up to $525,000 in the aggregate.

“Food Authorities” has the meaning set forth in Section 3.13(a).

“Food Safety Laws” has the meaning set forth in Section 3.13(a).

“Filing” shall mean a registration, declaration or filing with a Governmental Entity.

“Financing Sources” means the Persons that have committed to provide or arrange the Debt Financing in connection with the Transactions and their respective affiliates and the members, managers, directors, officers, employees, agents, representatives and assignees of such Persons or their respective affiliates.

“Final Closing Cash” has the meaning set forth in Section 2.8(e)(i).

“Final Closing Indebtedness” has the meaning set forth in Section 2.8(e)(i).

“Final Closing Transaction Costs” has the meaning set forth in Section 2.8(e)(i).

“Final Closing Working Capital” has the meaning set forth in Section 2.8(e)(i).

“Final Merger Consideration” shall mean an amount equal to (a) the Base Consideration, minus (b) the Redemption Amount, plus (c) an amount (which may be positive or negative) equal to (i) Final Closing Working Capital, minus (ii) Target Working Capital, plus (d) Final Closing Cash, minus (e) Final Closing Indebtedness, minus (f) Final Closing Transaction Costs, minus (g) the Final Net Tax Adjustment.

“Final Net Tax Adjustment” has the meaning set forth in Section 2.8(e)(i).

“Financial Statements” has the meaning set forth in Section 3.6(a).

Appendix A-8

“Fraud” has the meaning set forth in Section 8.2(a).

“Fundamental Representations” shall mean the representations and warranties contained in the first sentence of Section 3.1(a) (Due Organization); Section 3.3 (Capitalization); Section 3.4 (Authority; Binding Nature of Agreement); Section 3.21 (Brokers); the first sentence of Section 4.1 (Due Organization); Section 4.2 (Merger Sub); Section 4.3 (Authority; Binding Nature of Agreement); Section 4.8 (Brokers).

“GAAP” shall mean generally accepted accounting principles in the United States.

“Governmental Authorization” shall mean any: (a) permit, license, certificate, franchise, permission, variance, clearance, registration, qualification or authorization issued, granted, given or otherwise made available by or under the authority of any Governmental Entity or pursuant to any Law; or (b) right under any Contract with any Governmental Entity.

“Governmental Entity” shall mean any court, tribunal, arbitrator, authority, agency, commission, legislative body or official of any local, state, federal, domestic, foreign or multinational governing entity (including any self-regulatory organization), in the United States or in a foreign jurisdiction.

“Governmental Plan” has the meaning set forth in Section 3.17(h).

“Hazardous Materials” shall mean any waste, material, or substance that is listed, regulated or defined under any Environmental Law and includes any pollutant, chemical substance, hazardous substance, hazardous waste, special waste, solid waste, asbestos, mold, radioactive material, polychlorinated biphenyls, perfluoroalkyl or polyfluoroalkyl substances, and petroleum or petroleum-derived substance or waste.

“Holding Companies” shall mean each of the Company Entities other than Smart Foodservice Stores LLC.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976 and the rules and regulations promulgated thereunder.

“Income Tax” shall mean any Tax imposed on net income and franchise Taxes imposed in lieu of Taxes imposed on net income.

“Indebtedness” shall mean any of the following: (a) any indebtedness for borrowed money; (b) any obligations evidenced by bonds, debentures, notes or other similar instruments; (c) any obligations, contingent or otherwise, under acceptance, letters of credit or similar facilities, in each case, solely to the extent drawn upon; (d) any accrued interest, fees and charges in respect of any of the foregoing; (e) indebtedness for the deferred purchase price of, or a contingent payment for, property; (f) obligations as lessee or lessees under leases that have been recorded as capital leases; (g) any guarantees of any obligations of the type referred to in the foregoing clauses of another Person; and (h) any prepayment premiums and penalties, and any other fees, expenses, indemnities and other amounts payable as a result of the prepayment or discharge of any of the foregoing at or prior to the Closing.

Appendix A-9

“Independent Expert” has the meaning set forth in Section 2.8(d).

“Intellectual Property” shall mean all of the following: (a) patents and patent applications; (b) trademarks, service marks, registrations, trade dress, logos, trade names, design, social media identifiers, corporate name and other source identifiers, and the goodwill associated with the foregoing; (c) copyrights or other works of authorship; (d) software, data, databases, domain names, and URLs; and (e) trade secrets, know how, inventions, invention disclosures, methods, processes, protocols, specifications, techniques and technology, and other confidential and proprietary information, in each case, whether registered or unregistered, and including any registrations or applications for registration of any of the foregoing and all documentation related thereto.

“Interim Balance Sheet Date” has the meaning set forth in Section 3.6.

“Interim Financial Statements” has the meaning set forth in Section 3.6.

“Interim Period” shall mean the period beginning on the date of this Agreement and ending on the earlier of (a) the Closing and (b) the termination of this Agreement.

“IRS” shall mean the Internal Revenue Service.

“Knowledge” shall mean the actual knowledge, without any duty of inquiry, of (a) in the case of the Company, Richard N. Phegley and Derek R. Jones, (b) in the case of Buyer, Bryan Torcivia, Pietro Satriano, Kristin Coleman or Dirk Locascio.

“Law” shall mean, with respect to any Person, any statute, law (including common law), code, treaty, ordinance, rule or regulation of any Governmental Entity applicable to such Person.

“Leased Real Property” shall mean the real property that is leased, subleased, licensed or occupied by the Company Entities as tenant, subtenant, licensee or occupant, in each case, from another Person as landlord, sublandlord, licensor or otherwise.

“Legal Proceeding” shall mean any action, suit, charge, complaint, litigation, arbitration, proceeding (including any civil, criminal, administrative, investigative or appellate proceeding), hearing, inquiry, audit, examination or investigation commenced, brought, conducted or heard by or before, or otherwise involving, any court or other Governmental Entity or any arbitrator or arbitration panel.

“Letter of Transmittal” has the meaning set forth in Section 2.7(a).

“Liabilities” means any liabilities or obligations, whether absolute or contingent or due or to become due.

“Licensed Intellectual Property” has the meaning set forth in Section 3.9(b).

“Losses” shall mean any loss, Liability, obligation, demand, charge, Legal Proceeding, assessed interest, penalty, damage, Tax, cost and expense of every kind and nature.

Appendix A-10

“Material Adverse Effect” shall mean any change or event that is materially adverse to the business, assets, properties, condition or results of operation of the Company Entities, taken as a whole; provided, however, that any changes or events resulting from the following items shall not be considered when determining whether a Material Adverse Effect has occurred: (a) changes in economic, political, regulatory, financial or capital market conditions generally or in the industries in which the Company Entities operate, (b) any acts of war, sabotage, terrorist activities or changes imposed by a Governmental Entity associated with national security, (c) effects of weather or meteorological events, (d) any change of Law, accounting standards, regulatory policy or industry standards after the date of this Agreement, (e) the announcement, execution, delivery or performance of this Agreement or the consummation of the Transactions or the fact that the prospective owner of the Company is Buyer (other than for purposes of any representation or warranty contained in Section 3.5 or Section 3.15), (f) any actions taken by, or at the written request of, Buyer or Merger Sub (including any breach by Buyer or Merger Sub of this Agreement) and (g) any failure by the Company to meet projections or forecasts or revenue or earnings predictions for any period (but, for the purposes of clarity, not the underlying cause of such failure), except, solely with respect to clauses (a), (b), (c) and (d), to the extent the Company Entities, taken as a whole, are materially and disproportionately affected thereby relative to other participants in the industry or industries in which the Company Entities operate (in which case only the incremental material and disproportionate effect or effects may be taken into account in determining whether there has been a Material Adverse Effect).

“Material Contract” has the meaning set forth in Section 3.10.

“Merger” has the meaning set forth in Section 2.1.

“Merger Consideration” has the meaning set forth in Section 2.4(b)(i).

“Merger Sub” has the meaning set forth in the preamble to this Agreement.

“Morgan Lewis” has the meaning set forth in Section 9.12.

“Multiemployer Plan” has the meaning set forth in Section 3.17(c).

“Net Tax Adjustment” shall mean an amount, if any (reflected as a positive number) equal to the net Liabilities for Income Taxes properly accrued on the consolidated balance sheet of the Company Entities as of the Closing Date in accordance with GAAP; provided, that such amounts shall be calculated (a) as of the end of the Closing Date, (b) by taking into account any Transaction Tax Deductions and any net operating loss or Tax credit carryforwards, in each case of this clause (b), that are deductible in the taxable year that includes the Closing Date, (c) by otherwise excluding all deferred Tax liabilities and deferred Tax assets, (d) without duplication, by including accrued Income Taxes with respect to the income of the Red Store Entities to the extent that a Company Entity is obligated to pay such Tax, (e) without duplication, by including any Separation Taxes, (f) excluding any amounts taken into account in calculating Final Closing Working Capital, Final Closing Indebtedness and Final Closing Transaction Costs, and (g) by taking into account any future payments due with respect to any Company Entity by reason of any election under Section 965(h) of the Code (or any similar provision of state, local, or non-U.S. Law) made prior to the Closing Date; provided, further, that for purposes of this definition, net

Appendix A-11

Liabilities for Income Taxes attributable to the ownership of an equity interest in any partnership or other “flowthrough” entity or “controlled foreign corporation” (within the meaning of Section 957(a) of the Code or any comparable foreign, state or local Law) shall be calculated as if the taxable period of such partnership or other “flowthrough” entity or “controlled foreign corporation”, as applicable, ended as of the close of business on the Closing Date.

“New Plans” has the meaning set forth in Section 5.11(b).

“New Welfare Plans” has the meaning set forth in Section 5.11(b).

“Notice of Objection” has the meaning set forth in Section 2.8(c).

“Old Plans” has the meaning set forth in Section 5.11(b).

“Order” shall mean any award, injunction, judgment, order, writ, decree or ruling entered, issued, made, or rendered by any Governmental Entity that possesses competent jurisdiction.

“Organizational Documents” shall mean, with respect to any Person that is not an individual, the articles or certificate of incorporation or formation, bylaws, limited partnership agreement, partnership agreement, limited liability company agreement, shareholders agreement, trust agreement or such other organizational documents of such Person, including, for the avoidance of doubt, with respect to the Company, the Certificate of Designation and the Co-Invest Agreements.

“Outside Date” has the meaning set forth in Section 7.1(a).

“Owned Intellectual Property” shall mean all Intellectual Property owned by any Company Entity.

“Owned Real Property” shall mean all real property that is owned in fee simple by the Company Entities.

“Party” or “Parties” has the meaning set forth in the preamble to this Agreement.

“Payoff Letter” shall mean, with respect to the Credit Facility, a payoff letter and wire instructions in a form reasonably satisfactory to Buyer (i) setting forth the Debt Payoff Amount in respect thereof, (ii) stating that upon receipt of the Debt Payoff Amount, the obligations with respect to the Credit Facility shall be terminated (except for inchoate indemnity obligations that, by their terms, survive such termination) and (iii) confirming that all encumbrances, guarantees, security interests, collateral and agreements to subordinate in connection therewith relating to the assets and properties of the Company Entities securing such obligations thereunder have been, or shall be upon the payment of the Debt Payoff Amount, released.

“PBGC” shall mean the Pension Benefit Guaranty Corporation.

“Pension Plan” shall mean the Smart Stores Pension Plan, as adopted on January 1, 2020.

Appendix A-12

“Permit” shall mean a consent, approval, license, permit, certificate, authorization or the expiration without condition or qualification of applicable waiting period from any Governmental Entity.

“Permitted Encumbrance” shall mean (a) any Encumbrance for Taxes that are not yet due or delinquent or that are being contested in good faith and for which adequate reserves have been established in accordance with GAAP on the Financial Statements, (b) any landlords’, mechanics’, workmen’s, repairmen’s, warehousemen’s, carriers’ or other like Encumbrance arising in the ordinary course of business that are not yet due or delinquent or that are being contested in good faith, (c) any non-monetary Encumbrance that does not and would not, individually or in the aggregate, materially detract from the value of, or materially interfere with, the present use and operation of the asset or property subject thereto or affected thereby, (d) zoning, planning, building and other similar Laws to regulate real property, (e) any Encumbrance to be released on or prior to the Closing, (f) any Encumbrance arising pursuant to, or as a result of the Transactions, (g) any condition that may be shown on a current survey or by inspection of any real property that does not and would not, individually or in the aggregate, materially detract from the value of, or materially interfere with, the present use and operation of such real property, (h) any non-monetary Encumbrance that a nationally or regionally recognized title insurance company would be willing to omit as an exception or affirmatively insure against in a title insurance policy for the affected real property and (i) any non-monetary Encumbrance recorded or filed by a third party in any land register or other public register that does not and would not, individually or in the aggregate materially detract from the value of, or materially interfere with, the present use and operation of the asset or property subject thereto or affected thereby.

“Person” shall mean any natural person, corporation, general partnership, limited partnership, limited liability company, joint venture, trust, proprietorship, other business organization or Governmental Entity.

“Personal Information” shall mean information in any media pertaining to an individual that is regulated by one or more Privacy and Data Security Laws or any Company Entity’s privacy policies.

“Pre-Closing Engagement” has the meaning set forth in Section 9.12.

“Preparation Period” has the meaning set forth in Section 2.8(b).

“Privacy and Data Security Laws” shall mean all Laws with respect to data privacy, security, and the use and protection of personal information.

“Products” has the meaning set forth in Section 3.13(a).

“R&W Insurer” shall mean the insurance carrier under the R&W Policy.

“R&W Policy” shall mean a Buyer-side representation and warranty insurance policy issued by the R&W Insurer to Buyer, naming Buyer as an insured and providing coverage for certain Losses incurred by Buyer Parties with respect to this Agreement.

“Red Topco” shall mean Smart & Final Holdings, Inc., a Delaware corporation.

Appendix A-13

“Red Store Entities” shall mean, collectively, Redwood Stores Holdings LLC, each of its Subsidiaries and each other Person of which Redwood Stores Holdings LLC owns, directly or indirectly, any of the outstanding Equity Securities of such Person.

“Red Store Material Adverse Effect” shall have the meaning set forth in the Separation Agreement.

“Redemption” has the meaning set forth in Section 2.4(a).

“Redemption Amount” has the meaning set forth in Section 2.4(a).

“Redemption Notice” has the meaning set forth in Section 2.4(a).

“Related Party” shall mean, with respect to a Person, such Person’s former, current and future direct or indirect equityholders, controlling Persons, shareholders, members, general or limited partners, Affiliates, Representatives, sources of financing, and each of their respective successors and assigns.

“Release” shall mean any presence, emission, spill, seepage, leak, escape, leaching, discharge, injection, pumping, pouring, emptying, dumping, disposal, migration, or release from any source into, through or upon the environment, including the air, soil, improvements, surface water, groundwater, the sewer, septic system, storm drain, publicly owned treatment works, or waste treatment, storage, or disposal systems.

“Representative Loss” has the meaning set forth in Section 9.14(c).

“Representatives” shall mean the officers, directors, managers, trustees, employees, counsel, accountants, agents, financial advisers and consultants of a Person.

“Reverse Termination Fee” has the meaning set forth in Section 7.2(b).

“Review Period” has the meaning set forth in Section 2.8(c).

“Sample Calculation” shall mean for illustrative purposes, the sample calculation of Closing Working Capital, Closing Cash and Closing Indebtedness set forth on Schedule A, as if the Closing Date were the Interim Balance Sheet Date.

“Section 262” has the meaning set forth in Section 2.4(b)(ii).

“Securities Act” shall mean the Securities Act of 1933 from time to time.

“Separation” shall mean the consummation of the separation transactions contemplated by the Separation Agreement.

“Separation Agreement” has the meaning set forth in the recitals.

“Separation Taxes” shall mean the aggregate of all Liabilities for Taxes incurred by any Company Entity as a result of the Separation.

Appendix A-14

“Services Agreement” shall have the meaning set forth in Section 2.5(a)(xiii).

“SFS SEC Documents” shall mean all reports, schedules, forms, statements and other documents (including exhibits and all other information incorporated in such documents) filed or furnished by Smart Stores Operations LLC (formerly known as Smart & Final Stores, Inc.) with the SEC (as supplemented, modified or amended since the time of filing).

“Shareholder Loan Agreement” shall mean the Loan Agreement, dated June 20, 2019, by and between the Company (formerly known as First Street Topco, Inc.) as borrower and the Apollo Investor as lender and any note issued pursuant thereto.

“Smart Acquisition” shall mean Smart Stores Acquisition Corp., a Delaware corporation, and wholly-owned subsidiary of the Company.

“Smart Operations” shall mean Smart Stores Operations LLC, a Delaware limited liability company and wholly-owned subsidiary of Smart Acquisition.

“Stockholder Consent” has the meaning set forth in the recitals.

“Stockholder Guarantees” has the meaning set forth in Section 5.14.

“Stockholder Notice” has the meaning set forth in Section 5.20.

“Stockholder Parties” shall mean each Company Stockholder, their respective Representatives and their respective Affiliates (including, prior to the Closing, the Company Entities), and each of their respective Related Parties, and each of the successors and assigns of any of the foregoing.

“Stockholders’ Representative” has the meaning set forth in the preamble to this Agreement.

“Subsidiary” shall mean, with respect to any Person, any other Person of which the voting securities, or other voting Equity Securities having by their terms voting power, sufficient to elect at least a majority of its board of directors or other governing body (or, if there are no such voting interests, more than 50% of the outstanding voting securities or other voting Equity Securities of which) are owned, directly or indirectly, by such first Person.

“Surviving Corporation” has the meaning set forth in Section 2.1.

“Target Working Capital” shall mean negative five million dollars (–$5,000,000).

“Tax” or “Taxes” shall mean any United States local, state or federal or foreign income, profits, franchise, withholding, ad valorem, personal property (tangible and intangible), employment, payroll, sales and use, social security, disability, occupation, real property, severance, excise and other taxes imposed by a Governmental Entity, including any interest, penalty or addition thereto.

Appendix A-15

“Tax Returns” shall mean any return, report or similar statement required to be filed with any Governmental Entity with respect to any Taxes (including any attached schedules), including any information return, claim for refund, amended return and declaration of estimated Tax.

“Taxing Authority” shall mean the IRS and any other Governmental Entity responsible for the administration of any Tax.

“Transaction Costs” shall mean all out-of-pocket fees, costs and expenses of the Company Entities, other than fees, costs and expenses incurred at the request of Buyer or any Affiliate thereof, in each case, (a) incurred prior to or as a result of the Closing in connection with the Transactions, including the negotiation, preparation and execution of this Agreement, and (b) to the extent not paid at or prior to the Closing.  For the avoidance of doubt, Transaction Costs shall include all bonuses, retention, change in control or other payments as a result of the Transactions or the transactions contemplated by the Separation Agreement, any unfunded deferred compensation payments and the employer portion of any employment Taxes payable with respect to any of the foregoing or with respect to any Merger Consideration payments; provided, that bonuses awarded or payable in the ordinary course of business and accrued as a Current Liability in the Closing Working Capital on the Closing Statement shall not be considered Transaction Costs.

“Transaction Tax Deductions” shall mean any deductions in respect of Transaction Costs that are properly allocable to a taxable period ending on or before the Closing Date.

“Transactions” shall mean the transactions contemplated by this Agreement.

“Transfer Taxes” shall mean all transfer, sales, use, real property transfer, goods and services, value added, documentary, stamp duty, gross receipts, excise, transfer and conveyance Taxes and other similar Taxes.

“WARN Act “ has the meaning set forth in Section 3.17(a).

“WARN List” has the meaning set forth in Section 5.11(f).

Appendix A-16